



ROGERS
CORPORATION

Endless Opportunities for Success

The world runs better with Rogers.®

2009 Annual Report

Financial Highlights – Continuing Operations

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)	**2009**	2008	2007	2006	2005
Net Sales	**$ 291.8**	$ 365.4	$ 412.7	$ 430.4	$ 335.5
YEAR/YEAR PERCENT CHANGE	**(20%)**	(11%)	(4%)	28%	(4%)
Income Before Taxes	**$ (20.1)**	$ 25.1	$ 23.5	$ 69.5	$ 38.9
Net Income	**$ (62.9)**	$ 21.6	$ 20.6	$ 55.2	$ 33.3
YEAR/YEAR PERCENT CHANGE	**(391%)**	5%	(63%)	66%	(14%)
Basic Earnings Per Share	**$ (4.01)**	$ 1.38	$ 1.25	$ 3.29	$ 2.04
Diluted Earnings Per Share	**(4.01)**	$ 1.36	$ 1.23	$ 3.19	$ 2.01
Shareholders Equity	**$ 293.0**	$ 336.1	$ 364.0	$ 357.2	$ 280.3
Long-Term Debt, Less Current Maturities	**$ –**	$ –	$ –	$ –	$ –

SALES

US DOLLARS IN MILLIONS


500
400
300
200
100
0
05
06
07
08
09

NET INCOME

US DOLLARS IN MILLIONS


60
50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
(60)
(70)
05
06
07
08
09

DILUTED EARNINGS PER SHARE

US DOLLARS


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
(0.5)
(1.0)
(1.5)
(2.0)
(2.5)
(3.0)
(3.5)
(4.0)
(4.5)
05
06
07
08
09

Rogers Corporation, headquartered in Rogers, CT, is a global technology leader in the development and manufacture of high performance, specialty-material-based products for a variety of applications in diverse markets including: communication infrastructure, consumer products, portable communications, mass transit, defense, automotive, and sustainable energy. Most of the Company's products are covered by trade secrets or patents. Rogers operates manufacturing facilities in the United States (Arizona, Connecticut, and Illinois), Europe (Ghent, Belgium and Bremen, Germany) and Asia (Suzhou, China). In Asia, Rogers maintains sales offices in Japan, China, Taiwan, Korea and Singapore. Rogers has joint ventures in Japan and China with INOAC Corporation, in Taiwan with Chang Chun Plastics Co., Ltd. and in the US with Mitsui Chemicals, Inc.

Rogers Corporation has a strong balance sheet, no debt and continues to generate positive cash flow to help build upon its foundation for future success. In 2009, the Company acquired certain assets of MTI Global Inc.'s silicone business and made a strategic investment in Solicore, Inc., the world leader for embedded power solutions. Rogers continually seeks opportunities to increase shareholder value.



Letter to Our Shareholders, Customers, and Employees

2009 was an eventful year. The year began in the midst of the worst economic malaise since the 1930's. In the first half of the year we focused on reducing costs, inventories, accounts receivable, and capital spending and, in general, restructuring the company. By the beginning of the third quarter our breakeven rate was reduced to below $270 million of annual sales. The second half of the year was marked by two solidly profitable quarters and a belief that the economic storm was passing.

Difficult times are often full of opportunity for those who can continue moving forward, while others must pause until better times arrive. Our solid balance sheet and significant cash position allowed us to take advantage of the opportunity to purchase most of the silicone foam assets of MTI Global Inc. at a very favorable valuation. By the end of the year, we had closed the former MTI Richmond, Virginia facility and relocated all but one piece of equipment to our sites in Illinois and Germany.

"We will remain vigilant and swiftly implement whatever changes are necessary to keep Rogers strong, while we stay alert to opportunities that might come our way"

At midyear, we took an equity position in Solicore, the leading thin film lithium-ion battery manufacturer. We subsequently entered into a joint product development agreement with Solicore and here the goal is to develop a high volume, economically attractive manufacturing process for such batteries. As of this writing, the project is on schedule. We believe there is a significant opportunity developing for powered secure credit cards and that Solicore can be the leading battery provider for this application.

While we significantly reduced our expenses, we left intact those areas that will power our future growth. We completed development and launched 18 new products during 2009. Many of these new products address opportunities emerging from three megatrends that we believe will drive the majority of our growth in the next few years. These megatrends are: the exponential growth of the internet, the expansion of mass transit, and the drive for sustainable energy. Each of these megatrends creates market segment opportunities that we are pursuing. Within the "growth of the internet", we are addressing three segments: wireless infrastructure, wired infrastructure, and mobile internet devices. The "expansion of mass transit" megatrend provides opportunities in two

2009 PERCENTAGE OF SALES BY REGION



- ASIA – **47%**
- UNITED STATES – **27%**
- EUROPE – **22%**
- OTHER – **4%**

more market segments: passenger trains and commercial aircraft. We are targeting four market segments related to the "drive for sustainable energy" megatrend: hybrid electric/electric vehicles, wind turbines, solar panels/farms, and thin film lithium ion batteries. Within each of these nine market segments there are several applications that our high performance products address. As a team, we at Rogers are excited by the many opportunities we see within the megatrends related to the internet, mass transit, and sustainable energy.

I said in my 2008 letter to shareholders, "We will remain vigilant and swiftly implement whatever changes are necessary to keep Rogers strong, while we stay alert to opportunities that might come our way". That is exactly what we did, both in making changes and seizing opportunities.

I remain confident in our continued strength and our ability to reinvent ourselves to achieve success. I would like to thank our shareholders, customers and employees worldwide for their continued loyalty to Rogers Corporation.

Sincerely,



Robert D. Wachob
President and Chief Executive Officer

March 2010



Rogers Market Segments

As a team, we at Rogers are excited by the many opportunities emerging from the megatrends related to the internet, mass transit, and sustainable energy.







Technology drives change. But success is driven by much more: by understanding customer needs, developing innovative solutions, ensuring quality, providing global service and support, behaving with ethical and environmental integrity and earning a reputation for excellent reliability. Those are the principles by which we live.

At Rogers, we partner with customers in a wide range of industries; always striving to help our customers succeed. Our partnerships grow as we add our expertise to theirs, supply exceptional products that give them the competitive edge, and continue to provide support through their fabrication processes. Explore the industries we serve and the products we make.

Rogers Reportable Business Segments

PRINTED CIRCUIT MATERIALS
High Frequency Laminates

HIGH PERFORMANCE FOAMS
PORON® Polyurethane Foams
BISCO® Silicone Foams

CUSTOM ELECTRICAL COMPONENTS
Power Distribution Systems
Electroluminescent Backlighting and Drivers

OTHER POLYMER PRODUCTS
Elastomer Components
Specialty Non-Woven Materials
Flexible Circuit Materials
Thermal Management Solutions

Communication Infrastructure

As wireless and wired internet networks expand around the globe, Rogers' high performance materials enhance the speed, performance and reliability of communications systems. Our high frequency circuit materials enable high speed switching and routing, while helping to lower component costs. Gaskets produced from Rogers' high performance foam materials also protect this sensitive equipment from harsh environmental conditions.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
Circuit materials for RF applications in base transceiver stations (power amplifiers, microwave radio links, antennas)
Circuit materials for high speed switching and routing applications

HIGH PERFORMANCE FOAMS
Environmental seals and shielding for base station enclosures

CUSTOM ELECTRICAL COMPONENTS
Power distribution systems in data storage arrays

Consumer Products

You can rely on Rogers to make the products you use every day work better and last longer, from the sophisticated electronics and appliances inside your home, to the performance apparel and gear you use outdoors. Rogers' exceptional materials make all the difference in performance and reliability.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
Circuit materials for low noise block down converters (LNBs) in direct-to-home (DTH) satellite TV dishes
Adhesiveless circuit materials for disk drive recording head components

HIGH PERFORMANCE FOAMS
Shields, seals, and shock absorbing materials for consumer electronics and appliances
Cushioning for footwear and apparel
Impact protection for athletic and performance gear

OTHER POLYMER PRODUCTS
Floats for use in barbecue propane tank overfill protection

Portable Communications

As demand for mobile internet connectivity and communications continues to grow globally, Rogers continues to enable innovative new designs with products that light, cushion and seal. Today's smart phones and other mobile internet devices require high performance materials and components to enable increasing functionality, innovative user interfaces, and sleeker designs. Whether you're on the move, networking, talking, or navigating, our technologies help connect you to the world.

TYPICAL APPLICATIONS

HIGH PERFORMANCE FOAMS
Impact protection, dust sealing, gap-filling, battery pads

CUSTOM ELECTRICAL COMPONENTS
User-interface printed electronics and drivers
Backlighting solutions

2009 PERCENTAGE OF SALES BY MARKET



- COMMUNICATION INFRASTRUCTURE – **19%**
- CONSUMER PRODUCTS – **19%**
- PORTABLE COMMUNICATIONS – **18%**
- MASS TRANSIT – **12%**
- DEFENSE – **9%**
- AUTOMOTIVE – **7%**
- SUSTAINABLE ENERGY – **2%**
- OTHER – **14%**











Mass Transit

Our unique materials and components continue to enhance the safety, performance and reliability of planes and trains. Today's new high-speed trains and light rail vehicles count on Rogers' solutions to distribute power in propulsion and auxiliary converters, and our advanced floating floor materials to protect against vibration. In 2009, we added a new line of advanced silicone foam seating solutions that meets stringent flame and smoke regulations, while providing rail passengers with long-lasting comfort. We also expanded our portfolio of advanced flame-retardant materials to seal and protect aircraft cabins from noise and vibration. High frequency circuit materials used in aircraft radar and collision avoidance systems help protect the airways.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
High reliability circuit materials used in aircraft radar and airport collision avoidance systems

HIGH PERFORMANCE FOAMS
Vibration management for floating floors in trains and metros
Rail seating cushioning
Aircraft and rail interior gasketing, sealing and vibration management

CUSTOM ELECTRICAL COMPONENTS
Power distribution systems for propulsion and auxiliary convertors in trains

Defense

Rogers proudly provides high performance, high reliability materials for defense applications. Our high frequency circuit board materials are integral to communications with defense satellites and enable sophisticated designs for ground based and airborne radar and guidance systems. New impact protection cushioning materials provide added comfort and protection for body armor, helmets, and military gear.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
Circuit board materials for guidance and radar systems
High reliability circuit board materials for satellite communication systems

HIGH PERFORMANCE FOAMS
Impact protection cushioning for body armor, helmets, and military gear
Sealing and gasketing foams for defense applications

Automotive

As the automotive world continues to evolve, our products enable new features and technologies that will make driving safer and more reliable. Our advanced circuit materials enable adaptive cruise control and electronic toll collection. Inside the car, our products enhance the driving experience by protecting against noise and vibration.

TYPICAL APPLICATIONS

PRINTED CIRCUIT MATERIALS
Radar sensors for adaptive cruise control
Electronic toll collection

HIGH PERFORMANCE FOAMS
Heat shields, gasketing, seals, gap fillers, and shock absorbing parts
Noise and vibration reduction

OTHER POLYMER PRODUCTS
Floats for gasoline tank level sensing

Sustainable Energy

Rogers is committed to enabling clean energy for a greener planet. Our power distribution solutions are making wind and solar energy technologies more reliable and efficient. Our unique cushioning solutions provide critical vibration protection for batteries in hybrid electric vehicles. Our materials and components are helping save energy by providing innovative power distribution and thermal management in hybrid electric vehicles and for variable frequency motor drives. As global demand grows, Rogers will continue to focus on making sustainable energy more practical, more cost effective, and more reliable.

TYPICAL APPLICATIONS

HIGH PERFORMANCE FOAMS
Battery pads for electric and hybrid electric vehicles
Enclosure sealing
Vibration damping

CUSTOM ELECTRICAL COMPONENTS
Laminated busbars for power converters in wind and solar energy
Power distribution systems in motor drives and battery modules in electric and hybrid electric vehicles
Power distribution systems for variable frequency drives for large motors

THERMAL MANAGEMENT
Heat dissipation with specific thermal properties for wind and solar power converters, hybrid electric vehicle motor drives and variable frequency drives

Other

Rogers' materials and components enable a wide array of products that expand our reach around the globe. From healthcare cushioning to semiconductor chip packaging and polishing, our innovative solutions provide designers with unique, practical ways to solve their design problems.

PRINTED CIRCUIT MATERIALS

HIGH PERFORMANCE FOAMS

CUSTOM ELECTRICAL COMPONENTS

OTHER POLYMER PRODUCTS

Rogers Shareholder Information

Board of Directors

Walter E. Boomer | 3, 5
ROGERS CORPORATION
Retired Chairman and
Chief Executive Officer

Charles M. Brennan, III | 1*, 4
Financial Expert
MYR GROUP INC
Retired Chairman and
Chief Executive Officer

Gregory B. Howey | 2, 3*
OKAY INDUSTRIES, INC.
President

J. Carl Hsu | 3, 4, 5
BELL LABS ASIA PACIFIC & CHINA
Retired President and
Chief Executive Officer

Carol R. Jensen | 1, 3, 5*
LIGHTNING RANCH GROUP
President and Principal Partner
DOW CHEMICAL COMPANY
Former Vice President
Performance Chemicals

Eileen S. Kraus | 2, 4*
FLEET BANK CONNECTICUT
Retired Chairman

William E. Mitchell | 1, 2*
Financial Expert
ARROW ELECTRONICS, INC.
Retired Chairman and
Chief Executive Officer

Robert G. Paul | 1, 2, 4
Lead Director | Financial Expert
ALLEN TELECOM INC.
Retired President and
Chief Executive Officer

Robert D. Wachob
ROGERS CORPORATION
President and Chief Executive Officer

COMMITTEES OF THE BOARD OF DIRECTORS

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Nominating and Governance Committee
5 Safety and Environmental Committee
* Denotes Chairperson of the Committee

Corporate Governance Practices

Rogers has long subscribed to sound corporate governance practices. Such basic principles are summarized here.

The board of directors is elected by and is accountable to the shareholders. Its primary purpose is to oversee management and to assure that the long-term interests of the shareholders are being served.

All directors stand for election annually.

The board of directors has adopted a retirement policy for directors, which is set forth in *Rogers' Corporate Governance Guidelines*, under which directors may not be nominated for election after age 72 unless the board deems it advisable to do so.

The board of directors has determined that eight of its nine directors, representing a substantial majority of the board, are independent. *Rogers' Corporate Governance Guidelines* require that a majority of the board be independent under New York Stock Exchange ("NYSE") listing requirements but also state that it is the board of directors' goal (but not a requirement) that at least two-thirds of the directors be independent.

The committees of the board of directors consist solely of independent directors. The charters of all of the committees of the board of directors are approved by the entire board and clearly establish committee responsibilities.

The Audit Committee has sole responsibility for selecting, engaging, evaluating and terminating Rogers' independent registered public accounting firm. The Audit Committee also has full responsibility for determining the independent registered public accounting firm's compensation and oversees and evaluates Rogers' internal audit function. The Audit Committee has three members who are "Audit Committee Financial Experts".

The non-management directors regularly meet in executive session and there is an independent "Lead Director" who is responsible for presiding over such meetings.

The board of directors annually evaluates its own performance. Each of the board committees conducts an annual self-evaluation of its respective performance. These evaluations are overseen by the Nominating and Governance Committee.

The board of directors annually reviews a strategic plan and a one-year operating plan that is linked to strategic objectives.

The Compensation and Organization Committee of the board of directors evaluates the performance of the CEO and determines his compensation. The board of directors as a whole oversees CEO and other senior management succession planning.

Directors have complete access to all levels of management and also are provided with opportunities to meet with members of management on a regular basis.

The *Corporate Governance Guidelines* are available both on Rogers' website and in print to shareholders. See *"Availability of Certain Documents"* in the Company's *Proxy Statement*.

Executive Officers

Robert D. Wachob
President and Chief Executive Officer

Robert C. Daigle
Senior Vice President and
Chief Technology Officer

Peter G. Kaczmarek
Senior Vice President

Michael D. Bessette
Vice President Advanced Circuit
Materials Division

Michael L. Cooper
Vice President Logistics

Debra J. Granger
Vice President Corporate Compliance
and Controls

Jeffrey M. Grudzien
Vice President Sales and Marketing

Dennis M. Loughran
Vice President Finance and
Chief Financial Officer

Terrence W. Mahoney
Vice President and General Counsel

Michael N. Sehnert
Vice President Asia

Robert M. Soffer
Vice President and Secretary

Luc Van Eenaeme
Vice President Europe

Paul B. Middleton
Treasurer

Ronald J. Pelletier
Corporate Controller and
Principal Accounting Officer

Global Sales Office Locations

Rogers B.V.B.A. | Ghent, Belgium
Luc Van Eenaeme | *Vice President Europe*

Rogers Technologies (Suzhou) Company, Ltd. | Suzhou, PRC
Michael Sehnert | *Vice President Asia*
Terry Kao | *Regional Director, Greater China Sales*

Rogers Taiwan, Inc. | Taipei, Taiwan
Henry Han | *General Manager*

Rogers (Shanghai) International Trading Company, Ltd.
SHANGHAI, PRC
Raymond Han | *Regional Manager*
BEIJING, PRC
Raymond Han | *Regional Manager*
SHENZHEN, PRC
Raymond Han | *Regional Manager*

Rogers Technologies Singapore, Inc. | Singapore
Mark W. L. Sia
Regional Director, North and Southeast Asia Sales

Rogers Japan Inc. | Tokyo, Japan
Jimmy Takatori | *Sales Manager*

Rogers Korea, Inc. | Seoul, Korea
William Jeon | *Regional Sales Manager*

Joint Ventures

Rogers INOAC Corporation | Taketoyo and Mie, Japan
Motohisa Kato | *General Manager*
JOINT VENTURE PARTNER:
INOAC Corporation

Rogers INOAC Suzhou Corporation | Suzhou, PRC
Kunihiro Wakamiya | *General Manager*
JOINT VENTURE PARTNER:
INOAC Corporation

Polyimide Laminate Systems, LLC | Chandler, Arizona
Terry Wiley | *President*
JOINT VENTURE PARTNER:
Mitsui Chemicals, Inc.

Rogers Chang Chun Technology Co., Ltd. | Taipei, Taiwan
Kuen-Yuan Hwang | *Chairman of the Board*
JOINT VENTURE PARTNER:
Chang Chun Plastics Co., Ltd.

Note: For a listing of Rogers Corporation subsidiaries, reference the Exhibits section in the 2009 10-K.

Corporate Headquarters

One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
PHONE: 860.774.9605

Other Information

Company founded – 1832
Incorporated in Massachusetts – 1927

The Company's press releases, annual report, and other information can be accessed through its home page at http://www.rogerscorp.com

Annual Meeting

The annual meeting of shareholders of the Company will be held at 10:30 a.m. on May 12, 2010, at the corporate offices of Rogers Corporation, One Technology Drive, Rogers, CT 06263

Transfer Agent and Registrar

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact Rogers' transfer agent and registrar:

REGISTRAR AND TRANSFER COMPANY
Ten Commerce Drive
Cranford, NJ 07016-3572
PHONE: 800.368.5948
www.rtco.com

Dividend and Market Information

Rogers Corporation stock trades on the New York Stock Exchange under the ticker symbol ROG.

Rogers does not currently pay a dividend.

Independent Registered Public Accounting Firm

ERNST & YOUNG LLP
40 Westminster Street
Providence, RI 02903

Conference Calls

Rogers Corporation conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, or access archived copies of previous calls, or listen in to live webcasts, visit the website at www.rogerscorp.com

Published Financial Reports

The 2009 Form 10-K filed with the Securities and Exchange Commission ("SEC") and other published financial reports are accessible through the EDGAR database of the SEC website or without charge, upon request to:

ROGERS CORPORATION
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
ATTN: Vice President and Secretary

Investor Information

The Investor Relations section of Rogers' corporate website (www.rogerscorp.com) contains a wealth of valuable information ranging from financial news releases to archived (audio) copies of investor conference calls.

For additional information, or to obtain copies of printed investor materials, please contact:

WILLIAM J. TRYON
Manager of Investor and Public Relations
PHONE: 860.779.4037
EMAIL: William.Tryon@rogerscorporation.com

Capital Stock Market Prices

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the high and low prices during each quarter of the last two years on a per share basis:

	2009		2008	
QUARTER	**HIGH**	**LOW**	HIGH	LOW
Fourth	**$ 31.31**	**$ 25.07**	$ 38.10	$ 21.03
Third	**31.44**	**18.64**	44.50	35.53
Second	**26.60**	**16.66**	42.27	30.79
First	**28.50**	**14.60**	45.59	29.14

Quarterly Results of Operations (Unaudited)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	QUARTER	NET SALES	MANUFACTURING PROFIT	NET INCOME	BASIC NET INCOME PER SHARE	DILUTED NET INCOME PER SHARE
2009	**Fourth**	**$ 77,959**	**$ 23,706**	**$ 7,050**	**$ 0.45**	**$ 0.45**
	Third	**81,019**	**24,597**	**6,331**	**0.40**	**0.40**
	Second	**67,368**	**17,043**	**(67,533)**	**(4.31)**	**(4.31)**
	First	**65,475**	**13,929**	**(8,718)**	**(0.56)**	**(0.56)**
2008	Fourth	$ 78,574	$ 21,568	$ 207	$ 0.01	$ 0.01
	Third	96,317	30,546	7,107	0.46	0.45
	Second	92,432	30,299	6,501	0.42	0.41
	First	98,039	31,550	7,802	0.48	0.48

Rogers Corporation vs S&P 500 and Russell 2000



ROGERS CORPORATION
S&P 500
RUSSELL 2000
FIVE YEAR RELATIVE STOCK PERFORMANCE
RELATIVE CLOSING VALUES
EQUIVALENT VALUE
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
Q1
Q2
Q3
Q4
2005
2006
2007
2008
2009

Performance Graph

The graph at right compares the cumulative total return on Rogers capital stock over the past five fiscal years with the cumulative total return on the Standard & Poor's Industrials Index (S&P Industrials) and the S&P SmallCap 600 Electronic Equipment & Instruments Index (S&P 600 Electr Eqp & Instru). Cumulative total return is measured assuming an initial investment of $100 on January 2, 2005 and the reinvestment of any dividends as of the end of Rogers' fiscal years.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN



$160
$140
$120
$100
$80
$60
$40
$20
$0
1/2/05
1/1/06
12/31/06
12/30/07
12/31/08
12/31/09
Rogers Corporation
S&P Industrials
S&P Small Cap 600 Electronic Equipment, Instruments & Components

	1/2/05	1/1/06	12/31/06	12/30/07	12/31/08	**12/31/09**
Rogers Corporation	$100.00	$ 90.90	$137.24	$104.73	$ 64.43	**$ 70.32**
S&P Industrials	100.00	102.33	115.93	129.87	78.02	**94.35**
S&P Small Cap 600 Electronic Equipment, Instruments & Components	100.00	103.37	118.01	113.95	56.11	**85.92**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-4347

ROGERS CORPORATION

(Exact name of Registrant as specified in its charter)

Massachusetts	**06-0513860**
(State or other jurisdiction of incorporation or organization)	*(I. R. S. Employer Identification No.)*

P.O. Box 188, One Technology Drive, Rogers, Connecticut 06263-0188
(860) 774-9605
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $1 Par Value	New York Stock Exchange
Rights to Purchase Capital Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes___ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ____ Accelerated Filer X Non-accelerated Filer __ Smaller reporting company ____
(Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes __ No X

The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $317,237,979. Rogers has no non-voting common equity.

The number of shares outstanding of capital stock as of February 5, 2010 was 15,777,099.

Documents Incorporated by Reference:

Portions of Rogers' definitive proxy statement for its Annual Meeting of Shareholders, currently scheduled for May 12, 2010, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

List of Exhibits Filed Herewith:

Exhibit 10l	Multicurrency Revolving Credit Agreement (as amended September 7, 2001 and October 25, 2002) dated December 8, 2000 (including all exhibits and schedules)
Exhibit 10r	Schedule of Indemnification Agreements for Officers
Exhibit 21	Subsidiaries of Rogers Corporation
Exhibit 23.1	Consent of National Economic Research Associates, Inc.
Exhibit 23.2	Consent of Marsh USA, Inc.
Exhibit 23.3	Consent of Independent Registered Public Accounting Firm
Exhibit 31(a)	Certification of President and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31(b)	Certification of Vice President, Finance and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32(a)	Certification of President and CEO and Vice President, Finance and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PART I

Item 1. Business

Industry

Rogers Corporation, founded in 1832, is one of the oldest publicly traded U.S. companies in continuous operation. We have adapted our products over the 177 years of our history to meet the changing needs of the various markets we have served and currently serve. We initially manufactured specialty paperboard for use in early electrical applications, and today we predominantly supply a wide range of specialty materials and components for the portable communications, communications infrastructure, consumer electronics, mass transit, automotive, defense, and sustainable energy markets.

Our current focus is on worldwide markets that have an increasing percentage of materials being used to support growing high technology applications, such as cellular base stations and antennas, handheld wireless devices, satellite television receivers, wind and solar energy applications, and hybrid, including electric, vehicles. We continue to focus on business opportunities around the globe and particularly in the Asian marketplace, as evidenced by the continued investment in and expansion of our manufacturing facilities in Suzhou, China, which function as the manufacturing base to serve our customers in Asia.

As used herein, the "Company", "Rogers", "we", "our", "us" and similar terms include Rogers Corporation and its subsidiaries, unless the context indicates otherwise.

Business Segments & Products

We operate in four reportable segments: Printed Circuit Materials, High Performance Foams, Custom Electrical Components and Other Polymer Products. Financial information by business segment and geographic area appears in Note 16 of the Consolidated Financial Statements on page 80of this Form 10-K. Our products are based on our core technologies in polymers, fillers, and adhesion. Most products are proprietary, or incorporate proprietary technology in their development and processing, and are sold under our valuable trade names.

Printed Circuit Materials

Our Printed Circuit Materials reportable segment includes printed circuit board laminate products for high frequency, high performance applications. Our Printed Circuit Materials have characteristics that offer performance and other functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

Printed Circuit Materials are sold principally to independent and captive printed circuit board manufacturers who convert our laminates to custom printed circuits.

The polymer-based dielectric layers of our rigid circuit board laminates are proprietary materials that provide highly specialized electrical and mechanical properties. Trade names for our rigid printed circuit board materials include RO3000®, RO4000®, DUROID®, RT/duroid®, ULTRALAM®, RO2800® and TMM® laminates. All of these laminates are used for making circuitry that receive, transmit, and process high frequency communications signals, yet each laminate has varying properties that address specific needs and applications within the communications market. High frequency circuits are used in the equipment and devices that comprise wireless communications systems, including cellular communications, digital cellular communications, paging, direct broadcast television, global positioning, mobile radio communications, and radar.

Our 50% owned joint venture with Mitsui Chemicals, Inc. of Japan, Polyimide Laminate Systems, LLC (PLS), extends and complements our Printed Circuit Materials business. It was established in early 2000 to sell adhesiveless flexible circuit material products to Hutchinson Technology Incorporated (HTI). HTI uses these materials to make trace suspension assemblies in magneto resistive hard disk drives.

High Performance Foams

Our High Performance Foams reportable segment includes polyurethane and silicone foam products. These foams have characteristics that offer functional advantages in many market applications, and serve to differentiate our products from other commonly available materials.

High Performance Foams are sold to fabricators, distributors and original equipment manufacturers for applications in consumer electronics, mass transit, defense and other markets. Trade names for our High Performance Foams include: PORON® urethane foams used for making high performance gaskets and seals in vehicles, portable communications devices, computers and peripherals; PORON® cushion insole materials for footwear and related products; PORON® healthcare and medical materials for body cushioning and orthotic appliances; and R/bak® compressible printing plate backing and mounting products for cushioning flexographic plates for printing on packaging materials. BISCO® silicone foams, solids, sponge and extrusion products for making flame retardant gaskets and seals in communications infrastructure equipment, aircraft, trains, cars and trucks, and for shielding extreme temperature or flame.

In the second quarter of 2009, we acquired certain assets of MTI Global Inc.'s silicones business. MTI Global Inc. had established a solid presence as a solutions provider in several key markets that we are targeting for future growth, including mass transit and other markets requiring high reliability, high performance materials. We believe that the addition of the product lines from MTI Global Inc. will expand the opportunities for both our existing products, as well as the acquired products, through exposure to new markets and applications. We also plan to leverage the acquired technologies to create even more innovative materials solutions.

Two of our 50% owned joint ventures extend and complement our worldwide business in High Performance Foams. Rogers INOAC Corporation (RIC), a joint venture with Japan-based INOAC Corporation, manufactures high performance polyurethane foam materials in Mie and Nagoya, Japan to predominantly serve the Japanese market. In 2004, we further extended our relationship with INOAC Corporation with the formation of another joint venture in Suzhou, China, Rogers INOAC Suzhou Corporation (RIS), which also manufactures polyurethane foam materials primarily for the Chinese market.

Custom Electrical Components

Our Custom Electrical Components reportable segment includes power distribution component products, electroluminescent lamps and inverters. We manufacture power distribution components in Ghent, Belgium and Suzhou, China, under the RO-LINX® trade name. We sell these RO-LINX® products to manufacturers of high power electrical inverter and converter systems for use in mass transit (e.g. high speed trains) and renewable energy generation (e.g. wind turbines). In the industrial applications area, our RO-LINX® products are utilized in a large variety of Variable Frequency Drives for high to mid power applications. We manufacture DUREL® electroluminescent lamps (EL lamps) in Chandler, Arizona and Suzhou, China and we also design and sell inverters that power the EL lamps. EL lamps and inverters are sold primarily to OEMs and fabricators that in turn sell to various other third parties that primarily serve the portable communication and automotive markets.

Other Polymer Products

Our Other Polymer Products reportable segment includes elastomer components, nonwoven composite materials, thermal management products, and distribution activity related to flexible circuit material products.

Elastomer components are sold to OEM's for applications in ground transportation, office equipment, consumer and other markets. Trade names for our elastomer components include: NITROPHYL® floats for level sensing in fuel tanks, motors, and storage tanks and ENDUR® elastomer rollers and belts for document handling in copiers, printers, mail sorting machines and automated teller machines.

Our nonwoven composite materials are manufactured for use in medical padding, industrial pre-filtration applications, and as consumable supplies in the lithographic printing industry.

Our thermal management business was formed in the fourth quarter of 2007 and is targeted at serving markets where thermal heat management is a priority, such as heat dissipation in electronic devices. This venture is still in its start-up phase as no material sales have been generated to date.

In 2007, we restructured our flexible circuit materials business and outsourced the majority of the manufacturing activities related to this business to our Taiwanese joint venture with Chang Chun Plastics, Co., Ltd., Rogers Chan Chun Technologies, Inc. (RCCT). As part of this restructuring, we agreed to act as a distributor for the certain products now manufactured at RCCT, the sales for which are reported in this segment. RCCT was originally established in late 2001 to manufacture flexible circuit material for customers in Taiwan.

This segment no longer includes our polyolefin foams operating segment, which was divested in the third quarter of 2007, and our Induflex operating segment, which was divested in the fourth quarter of 2008.

Sales and Marketing

Most of our products are sold through direct sales channels positioned near major concentrations of our customers throughout the Americas, Europe and Asia. Our products were sold to over 2,600 customers worldwide in 2009. Although the loss of all the sales made to any one of our larger customers would require a period of adjustment during which the business of a segment would be adversely affected, we believe that such adjustment could be made over a period of time due to the diversity of our customer base. We also believe that our business relationships with the major customers within all of our key markets are generally favorable, and that we are in a good position to respond promptly to variations in customer requirements and technology trends. However, the possibility exists of losing all of the business of any major customer in any product line.

We market our full range of products throughout the United States and in most foreign markets. Almost all of our sales are facilitated through our own worldwide sales force, with a small percentage facilitated through independent agents and distributors.

Competition

Our strategic reportable segments – Printed Circuit Materials, High Performance Foams and Custom Electrical Components – all participate in industries that are characterized by strong competition from around the globe. The competition, which is comprised not only of those companies which make directly competing materials, but also those companies which make comparable and therefore potentially substitutable materials, is typically from substantially larger, multinational manufacturers that often have greater financial resources than we do, as well as smaller regional producers with lower overhead costs and profit requirements, particularly in Asia.

Our overall strategy as a Company, which is implemented at each of our strategic reportable segments, is to offer highly regarded, technologically advanced products that are price competitive and to link our product offerings with superior market knowledge and customer service. Further, we believe that in order to provide outstanding customer support we must be geographically close to our customers in order to provide local service, support and distribution, which we address through our manufacturing facilities in the U.S., Europe and China, and our various sales offices around the globe. We believe this serves to differentiate our products and services, and provides us a competitive advantage. We further believe that our relative position is dependent on our ability to maintain our technological advantage and the highest levels of design and customer service support; however, there is no assurance that we will be technologically competitive in the future, or that we will continue to develop new products that are technologically competitive.

The following discusses the competitive landscape in each of our strategic business segments in greater detail.

Printed Circuit Materials

Our Printed Circuit Materials reportable segment offers products which we believe are leaders in most of the segments it serves, including communication infrastructure, consumer electronics, and mass transit and defense. A key strategy in this segment is to continue to develop and produce laminate products that are technology leaders in the markets where they participate, particularly as the need for more advanced application use is demanded, such as in the wireless infrastructure where demand for data transmission capacities is continuously growing. On a regional basis, this segment participates in North America, Europe and Asia. It faces competition in each of these locations from a wide variety of companies, from very large multinational manufacturers to much smaller, regional companies. As with our other segments, this segment must compete on quality, price and service, and must address the continual threat of commoditization, particularly with respect to products that have matured in their life cycle.

High Performance Foams

Our High Performance Foams reportable segment offers products that we believe are leaders in most of the segments it serves, including portable communications, consumer electronics, mass transit, and defense. We have a strong presence worldwide, particularly in North America, Europe and Asia. Our competition is comprised of companies from around the globe, including large multinational companies, as well as small regional companies, particularly in Asia. In these areas, we typically compete on price, as well as quality and service, and we focus on protecting our intellectual property, particularly in regions where such laws are not as strictly enforced. We also strive to continuously differentiate our product offerings, as commoditization of certain products is always a risk.

Custom Electrical Components

Our Custom Electrical Components reportable segment offers products that we believe are leaders in most segments it operates in, including mass transit. We have a strong presence in both Asia and Europe, which are the two primary geographical areas for traction converter applications. Our competition consists mainly of European companies, with some competition in the U.S., and a growing competitive presence in Asia.

Research and Development

Research and development activities constitute an important and vital part of our overall business strategy. Our overall focus is typically on niche segments where we can differentiate, through technological advantage, our products from our competition's products. The markets we serve are typically characterized by rapid technological changes and advances. Accordingly, the success of our strategy is in part dependent on our ability to develop market-leading products, which is primarily driven by efforts in research and development.

Patents and Other Intellectual Property Rights

We have many domestic and foreign patents and licenses and have additional patent applications on file related to all business segments. These patents and licenses vary in duration and provide some protection from competition. In some cases, the patents result in license royalties. Although we have been awarded, have filed applications for, or have been licensed under numerous patents in the U.S. and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

While our patents provide some advantage and protection, we believe our competitive position and future success is largely determined by such factors as the innovative skills, systems and process knowledge, and technological expertise of our personnel; the range and success of new products we develop; and our customer service and support. It is generally our policy to defend our patents when we determine it is in our best interests and the best interests of our shareholders to do so. We also own a number of registered and unregistered trademarks and have acquired certain technology that we believe to be of importance to our business.

We do believe that our patents provide an important competitive advantage in many of our businesses; however, in general, no single patent or group of patents is in itself essential to the Company as a whole or to any of the Company's business segments.

Environment

The nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. We do not believe that the outcome of any of these environmental matters will have a material adverse effect on our results of operations, financial position or cash flows, nor have we had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in Item 3 ("Legal Proceedings") and Note 14 to the Consolidated Financial Statements of this Form 10-K. However, there can be no assurances that the ultimate liability concerning these matters will not have a material adverse effect on us.

Raw Materials

We are required to purchase a wide variety of raw materials in order to manufacture our various products and materials. Some of these raw materials are only available through limited sources which, if discontinued, could interrupt production. When this has occurred in the past, we have typically purchased sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be qualified with customers. We believe that similar responses would mitigate any raw material availability issues in the future.

Seasonality

In our opinion, generally, there is no material concentration of products or markets within the business that are seasonal in nature, except for some minor seasonality for those products used in cellular telephones due to the annual new model launch timetable, which can vary slightly from year to year in terms of timing and impact.

Employees

As of December 31, 2009, we employed approximately 1,735 employees.

Backlog

Our backlog of firm orders was $29.2 million at December 31, 2009, as compared to $24.8 million at December 31, 2008. The increase at the end of 2009 was primarily related to the increase in sales in the High Performance Foams reportable segment, as backlog for the polyurethane and silicone foam business, primarily sold into the mass transit, portable communications and consumer electronics markets, combined with the effect of the acquisition of certain assets of MTI Global Inc., increased by approximately $5.4 million at year-end 2009 as compared to year-end 2008.

Executive Officers

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 2005-2009
Robert D. Wachob	62	President and Chief Executive Officer	2004	
Michael D. Bessette	56	Vice President, Advanced Circuit Materials	2008	Vice President, Durel Division from January 2004 to July 2008
Michael L. Cooper	57	Vice President, Logistics	2009	Vice President, Rogers Asia from May 2004 to July 2009
Robert C. Daigle	46	Senior Vice President and Chief Technology Officer	2009	Vice President, Research and Development and Chief Technology Officer from October 2003 to June 2009
Debra J. Granger	50	Vice President, Corporate Compliance and Controls	2007	Director, Corporate Compliance and Controls of the Company from March 2003 to February 2007
Jeffrey M. Grudzien	47	Vice President, Sales and Marketing	2007	Director of Asia Sales from January 2007 to September 2007; Director of Marketing from January 2005 to January 2007
Peter G. Kaczmarek	51	Senior Vice President	2009	Vice President, High Performance Foams and Information Technology from February 2007 to June 2009; Vice President, High Performance Foams Division from August 2001 to February 2007
Dennis M. Loughran	52	Vice President, Finance and Chief Financial Officer, Principal Financial Officer	2006	Vice President, Finance and Supply Chain, Alcoa Consumer Products from June 2000 to January 2006
Terrence W. Mahoney	62	Vice President and General Counsel	2009	Counsel, McDermott Will & Emery from July 2008 to July 2009; Partner, Dewey & LeBoeuf LLP from November 2001 to July 2008
Paul B. Middleton	42	Treasurer	2009	Principal Accounting Officer from August 2007 to July 2009; Corporate Controller from February 2006 to August 2007; Acting Chief Financial Officer and Corporate Controller from March 2005 to February 2006; Corporate Controller from December 2001 to March 2005
Ronald J. Pelletier	36	Corporate Controller and Principal Accounting Officer	2009	Corporate Controller from September 2008 to July 2009; Manager Financial Reporting from January 2004 to September 2008

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 2005-2009
Michael N. Sehnert	46	Vice President, Rogers Asia	2009	General Manager, Elastomer Components Division from January 2006 to July 2009; General Manager, Floats from March 2005 to January 2006
Robert M. Soffer	62	Vice President and Secretary	2007	Vice President, Secretary and Treasurer from March 2005 to August 2007; Vice President and Secretary from December 2002 to March 2005
Luc Van Eenaeme	51	Vice President, Rogers Europe	2004	

Available Information

We make available through a link on our website (http://www.rogerscorp.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). In addition, the SEC maintains an internet site that contains these reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

We also make available on our website, in a printable format, the charters for a number of our various Board of Director committees, including the Audit Committee, Compensation and Organization Committee, and Nominating and Governance Committee, in addition to our Corporate Governance Guidelines, Bylaws, Code of Business Conduct and Ethics and Related Party Transactions policies. Our website is not incorporated into or a part of this Form 10-K.

Item 1A. Risk Factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our stock. The risks discussed below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our business, financial condition and results of operations, perhaps materially.

Status of the Global Economy

During 2009, the global economy continued to experience the repercussions of the extreme disruptions that occurred in 2008. In general, this resulted in severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability, among other things. There can be no assurance that there will not be further deterioration in credit and financial markets and in confidence in economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Continuing adverse global economic conditions in our markets will likely negatively impact our business, which could result in the following conditions, among others:

- Reduced demand for our products;
- Increased price competition for our products;
- Increased credit or other financial difficulties at our suppliers that could result in delays in their ability to supply us with necessary raw materials, components or finished products;
- Increased risk of excess and obsolete inventories;
- Increased risk of the collectability of cash from our customers;
- Increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable; and
- Higher operating costs as a percentage of revenues.

Financial and Credit Market Volatility

Continued volatility in the financial markets could have a significant effect on our business as it could impact the returns generated on our investment portfolio, our ability to obtain financing, and consequently, our ability to further diversify our business through strategic acquisitions or other alliances, and our ability to obtain and hold insurance, among other things. As our investments and certain other assets are impacted by market conditions, such as factors that affect interest rates and the underlying liquidity of the related investment banks through which we hold investments, any volatility in our or their ability to liquidate our investments could negatively effect our financial position. Undertaking acquisitions and divestitures is an important component of our long-term growth strategy. The volatility of the credit markets can significantly affect us from an acquisition standpoint, through access to our line of credit and other forms of financing, and from a divestiture standpoint, through the availability of funds to the potential acquiring party.

Technology and Product Development

Our future results depend in part upon our ability to continue to develop new products and improve our product and process technologies. Our success in these efforts will be determined by our ability to anticipate market requirements in our product development efforts, and the acceptance and continued commercial success of the end user's products. Additionally, our success depends upon our ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the portable communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. To continue to be successful in this area, we must be able to consistently develop, produce and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. Our timely introduction of new products to meet these needs could be affected by engineering or other development program delays and problems in effectively and efficiently increasing production to meet customer needs. In addition, rapid technological change, significant pricing pressures and short lead times characterize the markets for portable communications and other electronic devices. Because we manufacture and sell our own materials to meet the needs of these markets, our results may be negatively affected by these factors.

Volatility of Demand

The consumer electronics industry and the communications industry have historically been characterized by wide fluctuations in product supply and demand. From time-to-time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions, as we are currently experiencing. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. Our business may in the future be materially and adversely affected by such downturns.

Raw Materials

From time to time, we must procure certain raw materials from single or limited sources that expose us to price increases and inconsistent material quality. In addition, our inability to obtain these materials in required quantities could result in significant delays or reductions in our own product shipments. In the past, we have been able to purchase sufficient quantities of raw materials to sustain production until alternative materials and production processes could be qualified with customers. However, any inability to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could have a material adverse affect on our operating results.

Foreign Manufacturing and Sales

Our international manufacturing and sales involve risks, including potential negative impacts of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, employee selection and retention, and generally longer receivable collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on our future international manufacturing and sales, and consequently, on our operating results and financial condition.

Unanticipated Events that are Beyond Our Control

Our business and operating results may be affected by certain events that we cannot anticipate and that are beyond our control, such as natural disasters and national emergencies, which could disrupt production at our facilities and cause delayed deliveries, cancelled orders and possibly loss of market share. We purchase certain raw materials from single or limited sources, and, even if our facilities are not directly affected by such events, we could be affected by interruptions of production at our suppliers. In addition, our customers could be affected by certain events, which could decrease demand for our products.

Key Personnel

Our success depends to a significant extent upon the continued service of our executive officers and key management and technical personnel, particularly our experienced engineers, and on our ability to continue to attract and retain qualified personnel. The loss of services of one or more of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on our operating results if the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract and retain qualified personnel.

Acquisitions and Divestitures

Acquisitions and investments in technologies are an important component of our long-term growth strategy. Accordingly, our future performance will be impacted by our ability to identify appropriate businesses and technologies to acquire, as well as effectively and efficiently integrating such acquisitions into Rogers. There is no certainty that we will succeed in such endeavors.

We also continually review our current business and product portfolio to attempt to maximize our business performance. We may in the future, deem it appropriate to pursue the divestiture of product lines or businesses as conditions dictate. These strategic decisions could have a potential negative impact on our business.

Environmental and Other Litigation

We are subject to a variety of claims and lawsuits arising out of the conduct of our business which could ultimately have a material adverse impact on our business, including our results of operations, financial condition and cash flows. Such claims could result from environmental issues, product liability claims and general litigation, among others.

We are currently engaged in proceedings involving a waste disposal superfund site, as a participant in a group of potentially responsible parties (PRP's). Our estimation of the environmental liability is based on an evaluation of currently available information with respect to the situation, including existing technology, presently enacted laws and regulations, and our past experience in addressing environmental matters. Although current regulations impose potential joint and several liability upon each named party at any superfund site, we expect our contribution for cleanup to be limited due to the number of other PRP's, and our share of the contributions of alleged waste to the site, which we believe is de-minimis. In addition, we believe we have sufficient insurance to cover all material costs of this claim. However, there can be no assurances that our estimates will not be disputed or that any ultimate liability concerning this site will not have a material adverse effect on us.

We are also involved in certain asbestos-related product liability litigation. The level of such litigation has escalated in certain U.S. states in recent years and involves hundreds of companies that have been named as defendants. At December 31, 2009, there were approximately 167 claims pending against us. We expect that additional claims will be brought against us in the future. Our ultimate liability with respect to such pending and unasserted claims is subject to various uncertainties, including the following:

- the number of claims that are brought in the future;
- the costs of defending and settling these claims;
- the risk of insolvencies among our insurance carriers;
- the possibility that adverse jury verdicts could require us to pay damages in amounts greater than the amounts for which we have historically settled claims; and
- the risk of changes in the litigation environment of Federal and state law governing the compensation of asbestos claimants.

We believe we have sufficient insurance to cover all material costs of these claims and that we have valid defenses to these claims and intend to defend ourselves vigorously in these matters. However, there can be no assurances that the ultimate resolution of these matters will be consistent with our expectations and will not have a material adverse effect on us.

Adequacy of Reserve Levels

We establish reserves to cover uncollectible accounts receivable, excess or obsolete inventory, fair market value write-downs of certain assets, and various liabilities. However, these reserves may not be adequate to cover future write-downs or losses. These reserves are subject to adjustment from time to time and are based on management's best estimates based on the facts and circumstances known at the time. Such reserves are subject to many uncertainties, including bankruptcy or other financial problems at key customers. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable, it is reasonably possible such matters could be decided against us and require the payment of damages or other expenditures in amounts that are not presently estimable.

The effects on our financial results of many of these factors depend in some cases on our ability to obtain insurance covering potential losses.

Changes in Tax Rates and Exposure to Additional Income Tax Liabilities

We are subject to income taxes in both the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of income among these different jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, increases in tax rates, changes in the valuation of deferred tax assets and liabilities, or in tax laws, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could affect profitability.

Expense Reduction and Cost Containment Goals

In the first half of 2009, as well as over the past few years, we implemented certain restructuring plans in order to better align our cost structure with our anticipated revenue stream in order to maximize the results of our operations and to generate positive cash flows. However, we may not realize the anticipated benefits of these restructuring plans and, to the extent that we do not reach our objectives, we may be required to implement further restructuring plans, which may lead us to incur material future charges. Further, our restructuring plans could result in potentially adverse effect on employee capabilities that could harm our efficiency and our ability to act quickly and effectively in the rapidly changing technology markets in which we sell our products.

Ability to Access Capital Markets

By the end of 2008, the volatility and disruption in the capital and credit markets had reached unprecedented levels. This situation moderated slightly in 2009; however, if these conditions were to worsen, there can be no assurance that we will not experience a material adverse effect on our ability to borrow money, including under our existing credit facility, or have access to capital, if needed. Although our lender has made commitments to make funds available to us in a timely fashion, our lender may be unable or unwilling to lend money. In addition, if we determine that it is appropriate or necessary to raise capital in the future, the future cost of raising funds through the debt or equity markets may be cost prohibitive or those markets may lack sufficient liquidity to meet our needs. If we were unable to raise funds through debt or equity markets, it could materially and adversely affect our business, financial condition and results of operations.

International Nature of Our Business

Due to the international nature of our business, political or economic changes could negatively impact our future sales, expenses and financial condition. Such international factors that could materially impact our business include, but are not limited to the following:

- changes in a country's or region's political or economic conditions;
- longer accounts receivable cycles;
- trade protection measures;
- unexpected changes in regulatory requirements;
- differing technology standards and/or customer requirements; and
- import or export licensing requirements, which could affect our ability to obtain favorable terms for components or lead to penalties or restrictions.

For fiscal 2009, sales of our products to foreign customers accounted for approximately 72% of our net sales. As of December 31, 2009, we employed approximately 1,000 employees overseas. In addition, a portion of our product and component manufacturing, along with key suppliers, is located outside of the United States, and also could be disrupted by some of the international factors described above.

Our Stock Price is Volatile

The market price of our common stock has fluctuated widely from the beginning of fiscal year 2007 through the end of fiscal year 2009 with our stock price experiencing a high of $61.79 per share and a low of $14.60 per share during that time period. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include, but are not limited to the following:

- changes in the long-term outlook for our Company in the markets we serve;
- variations in operating results from quarter to quarter;
- changes in earnings estimates by analysts or our failure to meet analysts' expectations;
- changes in the market value of publicly traded customers or suppliers, which could decrease their demand for our products;
- market conditions in the industries and markets in which we participate;
- general economic conditions;
- political changes, hostilities or natural disasters such as hurricanes and floods; and
- low trading volume of our stock.

In addition, the stock market has recently experienced significant price and volume fluctuations and continued market fluctuations could adversely affect the market price of our stock.

Auction Rate Securities

No active market currently exists for the auction rate securities (ARS) we hold and as a result we may not be able to liquidate them at the current valuation, prior to final maturity. As a result, we have written down the cost basis of these securities to their estimated fair value and determined that the decline in fair value is considered other-than-temporary, with the portion of the impairment related to credit loss being recognized in earnings and the remainder of the decline recorded in other comprehensive income, per the relevant accounting guidance. Additional valuation allowances may have to be taken in the future under certain scenarios based on market conditions at such time.

We currently hold $43.4 million of par value ARS. The estimated fair value of these securities at December 31, 2009, was $38.3 million and they are rated as investment grade securities. The contractual maturities of these securities range from 4 to 37 years and are comprised predominately of student loan and municipal securities. Prior to the first quarter of 2008, these securities provided short-term liquidity through a Dutch auction process that reset the applicable interest rate at pre-determined calendar intervals, generally every 28 to 35 days. This mechanism allowed existing investors to either retain or liquidate their holdings by selling such securities at par. In the first quarter of 2008, the markets in which these securities traded became illiquid, causing the change in how to obtain the fair value.

We have the intent and ability to hold these securities for an extended period of time and continue to receive interest income when due. Given the continued challenges in the financial markets and the prolonged credit crisis, we cannot reasonably predict when these securities will liquidate or whether market conditions will change resulting in the recovery of fair value on these auction rate securities. It is also possible that a secondary market for auction rate securities may emerge in which securities similar to our own would trade at prices below our currently recorded fair values. Under such a scenario, or if other events arise that impact the fair value of the securities, we may have to recognize other-than temporary impairment charges, which would adversely impact our financial position and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On December 31, 2009, we operated various manufacturing facilities and sales offices throughout the United States, Europe and Asia. The following table provides certain information about our principal general offices and manufacturing facilities:

Location	Floor Space (Square Feet)	Type of Facility	Leased / Owned
United States			
Rogers, Connecticut	506,000	Manufacturing / Administrative Offices	Owned
Carol Stream, Illinois	215,000	Manufacturing	Owned
Chandler, Arizona	156,000	Manufacturing	Owned
Woodstock, Connecticut	152,000	Manufacturing	Owned
Chandler, Arizona	142,000	Manufacturing	Owned
Chandler, Arizona	120,000	Manufacturing	Owned
Windham, Connecticut	88,000	Formerly Manufacturing	Owned
Richmond, Virginia	36,000	Manufacturing	Owned
Belgium			
Ghent, Belgium	75,000	Manufacturing	Owned
Evergem, Belgium	64,000	Manufacturing	Owned
Germany			
Bremen, Germany	52,000	Manufacturing / Administrative Offices	Leased through 10/18
Asia			
Suzhou, China	324,000	Manufacturing	Owned
Suzhou, China	170,000	Manufacturing / Administrative Offices	Owned
Suzhou, China	130,000	Manufacturing	Owned
Suzhou, China	120,000	Manufacturing	Owned
Suzhou, China	93,000	Manufacturing	Leased through 07/10
Suzhou, China	93,000	Manufacturing	Leased through 07/10
Tokyo, Japan	2,000	Sales Office	Leased through 02/10
Wanchai, Hong Kong	1,000	Sales Office	Leased through 06/10
Taipei, Taiwan, R.O.C.	1,000	Sales Office	Leased through 07/10
Hwasung City, Korea	1,000	Sales Office	Leased through 08/10
Singapore	1,000	Sales Office	Leased through 11/10
Shanghai, China	1,000	Sales Office	Leased through 07/11
Shenzhen, China	1,000	Sales Office	Leased through 06/10
Beijing, China	1,000	Sales Office	Leased through 12/10

Item 3. Legal Proceedings

We are currently engaged in the following environmental and legal proceedings:

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in one active case involving a waste disposal site. Currently, this proceeding is at a stage where it is still not possible to estimate the ultimate cost of remediation, the timing and extent of remedial action that may be required by governmental authorities, and the amount of our liability, if any, alone or in relation to that of any other PRPs. However, the costs incurred since inception for this claim have been immaterial and have been primarily covered by insurance, for both legal and remediation costs. We have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.4 million as of December 31, 2009, which approximates our share of the low end of the range.

In relation to the current superfund case, we believe we are a de minimis participant and have only been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of this case having a material adverse effect on our results of operations, financial position or cash flows is remote. This case has been ongoing for many years and we believe that it will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

During 2009, we settled a second superfund case when we reached agreement with the Connecticut Department of Environmental Protection (CT DEP) as a de minimis party and paid approximately $0.1 million to settle our portion of the claim, which released us from further involvement with the site.

PCB Contamination

We have been working with the CT DEP and the United States Environmental Protection Agency (EPA) Region I in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. We completed clean-up efforts in 2000 in accordance with a previously agreed upon remediation plan. To address the small amount of residual contamination at the site, we proposed a plan of Monitored Natural Attenuation, which was subsequently rejected by the CT DEP. The CT DEP has additionally rejected two revised plans that were submitted. During the second quarter of 2009, the CT DEP required us to install additional wells on site to better determine the amount and location of the residual contamination. As of the third quarter of 2009, one of the additional wells had tested positive for PCBs, and we were therefore required to install additional wells to continue to try and determine the extent of the contamination. We have accrued a liability of $0.2 million as of year end 2009, which approximates our best estimate for additional remediation costs at this site. Also, we recently discovered additional contamination related to PCBs in the facility that contained the equipment that was the source of the original PCB contamination. During the third quarter of 2009, it was concluded that remediation of the contamination within the facility will cost between $0.2 million and $0.4 million; therefore, we recorded an additional liability of $0.2 million related to this issue as of year end 2009, which represents the low end of the estimated range.

Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related to PCB's at the site. We believe that this situation will continue for several more years and no time frame for completion can be estimated at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, such amount merely represents jurisdictional amounts. Even in those situations where specific damages are alleged, the claims frequently seek the same amount of damages, irrespective of the disease or injury. Plaintiffs' lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or even thousands of claimants. As a result, even when specific damages are alleged with respect to a specific disease or injury, those damages are not expressly identified as to us.

We did not mine, mill, manufacture or market asbestos; rather, we made some limited products, which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

- Claims

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2009, there were approximately 167 pending claims compared to approximately 163 pending claims at December 31, 2008. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the approximately 167 claims pending as of December 31, 2009, 55 claims do not specify the amount of damages sought, 109 claims cite jurisdictional amounts, and only three (3) claims (or approximately 1.8% of the pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these three (3) claims, two (2) claims allege compensatory and punitive damages of $20,000,000; and one (1) claim alleges compensatory and punitive damages of $1,000,000, and an unspecified amount of exemplary damages, interest and costs. These three (3) claims name between nine (9) and seventy-six (76) defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos-related suits filed against us increased slightly in 2007, declined in 2008 but increased again in 2009.

- Defenses

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

- Dismissals and Settlements

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the fiscal year ended December 31, 2009, we were able to have approximately 96 claims dismissed and settled 22 claims. For the fiscal year ended December 31, 2008, approximately 83 claims were dismissed and 4 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $7.6 million in 2009, compared to approximately $1.5 million for 2008. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rate that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

- Potential Liability

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to have a formal analysis performed to determine our potential future liability and related insurance coverage for asbestos-related matters. This determination was made based on several factors, including the growing number of asbestos-related claims at the time and the related settlement history. As a result, National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, was engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the limited amount and variability of our claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

- Insurance Coverage

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. There are three such primary carriers and numerous excess carriers, all of which were put on notice of the litigation. In late 2004, Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, was engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions were based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

- Cost Sharing Agreement

To date, our primary insurance carriers have provided for substantially all of the settlement and defense costs associated with our asbestos-related claims. However, as claims continued, we determined, along with our primary insurance carriers, that it would be appropriate to enter into a cost sharing agreement to clearly define the cost sharing relationship among such carriers and ourselves. A definitive cost sharing agreement was finalized on September 28, 2006. Under the definitive agreement, the primary insurance carriers will continue to pay essentially all resolution and defense costs associated with these claims until the coverage is exhausted.

- Impact on Financial Statements

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year end 2009 and the estimated liability and estimated insurance recovery as of December 31, 2009, for the five-year period through 2014, is $27.5 million and $27.4 million, respectively. As of December 31, 2008 the estimated liability and estimated insurance recovery, for the five-year period through 2013, was $24.3 and $24.0 million, respectively.

The amounts that we have recorded for the asbestos-related liability and the related insurance receivables described above were based on currently known facts and a number of assumptions. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amounts cannot be estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation

- In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location of the manufacturing operations of our elastomer component and float businesses prior to the relocation of these businesses to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and, although under no legal obligation to voluntarily remediate the site, we believed that remediation procedures would have to be performed in order to successfully sell the property. We determined that the potential remediation cost would be between approximately $0.4 million to $1.0 million with the most likely cost being the mid-point of this range and therefore, we recorded a $0.7 million charge in the fourth quarter of 2005. The remediation for this site was completed during 2008. Due to the remediation not being as extensive as originally estimated, we reduced the accrual by approximately $0.5 million and paid approximately $0.2 million in costs associated with the remediation work. During 2009, we entered into the post-remediation monitoring period, which is required to continue for a minimum of four quarters up to a maximum of eight quarters and will continue at least to the end of 2010, at which point the CT DEP will evaluate the site and determine if any additional remediation work will be necessary, or if the site can be closed. As of December 31, 2009 any costs associated with this monitoring are expected to be minimal and will be expensed as incurred.

- On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that their then current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of their products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. The settlement was reached through mediation mandated by the United States District Court for the Central District of California. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement reached through mediation mandated by the U.S. District Court for the Central District of California, we paid CalAmp the $9.0 million settlement amount in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008. Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In February 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). Payment for these amounts was received in the first quarter of 2009. On February 6, 2009, we filed suit in the United States District Court for the District of Massachusetts against Fireman's Fund Insurance Company, our excess insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. At this time, we cannot determine the probability of recovery in this matter and, consequently, have not recorded this amount as a receivable.

In addition to the above issues, the nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

For additional discussion on our environmental and litigation matters, see Note 14 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "ROG". As of the end of business on February 5, 2010, we had 642 shareholders of record. On the same date, the trading price of our common stock closed at $24.20 per share.

Capital Stock Market Prices

The following table sets forth the high and low prices during each quarter of the last two years on a per share basis.

	2009		2008	
	High	Low	High	Low
Fourth	$ 31.31	$ 25.07	$ 38.10	$ 21.03
Third	31.44	18.64	44.50	35.53
Second	26.60	16.66	42.27	30.79
First	28.50	14.60	45.59	29.14

Dividend Policy

We did not pay any dividends on our common stock in fiscal 2009 and 2008. We periodically evaluate the desirability of paying a dividend; however, at present, we expect to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Issuer Purchases of Equity Securities

From time to time, the Board of Directors authorizes the repurchase, at management's discretion and/or pursuant to a corporate 10b5-1 trading plan, of shares of our common stock. On February 15, 2007, the Board of Directors approved a buyback program, under which we were authorized to repurchase up to an aggregate of $50 million in market value of common stock over a twelve-month period. During 2007, we repurchased a total of 810,380 shares of common stock, for a total of $35.5 million. On February 15, 2008, the Board of Directors approved a new buyback program, under which we were authorized to repurchase up to an aggregate of $30 million in market value of common stock over a twelve-month period. Through the three months ended March 30, 2008 we had repurchased 906,834 shares of common stock, for $30.0 million, which completed this buyback program. There has been no stock buyback program in place since March 30, 2008.

Item 6. Selected Financial Data

(Dollars in thousands, except per share amounts)

	2009	2008	2007	2006	2005
Sales and Income From Continuing Operations					
Net sales	**$291,821**	$365,362	$412,698	$430,366	$335,543
Income (loss) before income taxes	**(20,149)**	25,106	23,540	69,497	38,925
Net income (loss)	**(62,870)**	21,617	20,625	55,167	33,268
Per Share Data From Continuing Operations					
Basic	**(4.01)**	1.38	1.25	3.29	2.04
Diluted	**(4.01)**	1.36	1.23	3.19	2.01
Book value	**18.61**	21.47	22.17	21.09	17.24
Financial Position					
Current assets	**164,215**	184,293	247,054	272,554	181,030
Current liabilities	**42,845**	59,836	68,286	82,143	57,366
Ratio of current assets to current liabilities	**3.8 to 1**	3.1 to 1	3.6 to 1	3.3 to 1	3.2 to 1
Cash, cash equivalents and short-term investments	**58,137**	70,625	89,628	81,823	46,401
Working capital	**121,370**	124,457	178,768	190,411	123,664
Property, plant and equipment, net	**123,140**	145,222	147,203	141,406	131,616
Total assets	**407,478**	483,439	470,948	480,902	400,600
Long-term debt less current maturities	**--**	--	--	--	--
Shareholders' Equity	**292,950**	336,144	363,981	357,177	280,250
Long-term debt as a percentage of shareholders' equity	0%	0%	0%	0%	0%
Other Data					
Depreciation and amortization from continuing operations	**17,961**	18,397	24,296	18,276	16,853
Research and development expenses from continuing operations	**17,395**	21,885	24,600	24,168	19,403
Capital expenditures from continuing operations	**12,087**	21,004	30,885	20,639	28,482
Number of employees (average)	**1,735**	1,960	2,100	2,416	1,975
Net sales per employee	**168**	186	197	178	170
Number of shares outstanding at year-end	**15,743,491**	15,654,123	16,414,918	16,937,523	16,255,024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes that appear elsewhere in this Form 10-K.

Business Overview

Company Background and Strategy

We are a global enterprise that provides our customers with innovative solutions and industry leading products in a variety of markets, including portable communications, communications infrastructure, consumer electronics, mass transit, automotive, ground transportation, defense and alternative energy. We generate revenues and cash flows through the development, manufacture, and distribution of specialty material-based products that are sold to multiple customers, primarily OEM's and contract manufacturers that, in turn, produce component products that are sold to end-customers for use in various applications. As such, our business is highly dependent, although indirectly, on market demand for these end-user products. Our ability to forecast future sales growth is largely dependent on management's ability to anticipate changing market conditions and how our customers will react to these changing conditions. It is also highly limited due to the short lead times demanded by our customers and the dynamics of serving as a relatively small supplier in the overall supply chain for these end-user products. In addition, our sales represent a number of different products across a wide range of price points and distribution channels that do not always allow for meaningful quantitative analysis of changes in demand or price per unit with respect to the effect on sales and earnings.

Our current focus is on worldwide markets that have an increasing percentage of materials being used to support growing high technology applications, such as cellular base stations and antennas, handheld wireless devices, satellite television receivers, wind and solar energy applications and hybrid electric and electric vehicles. We continue to focus on business opportunities around the globe, particularly in the Asian marketplace, as evidenced by the continued investment in our facilities in Suzhou, China, which functions as our manufacturing base serving our customers in Asia. Our goal is to become the supplier of choice for our customers in all of the various markets in which we participate. To achieve this goal, we strive to make the best products in these respective markets and to deliver the highest level of service to our customers.

2009 Executive Summary

We began 2009 in the midst of the global economic recession, which had a significant negative impact on our business, particularly in the first half of the year. Our management team responded to the economic downturn early in the year through aggressive cost cutting measures, including reductions in work force, as well as strategic reviews of our businesses. These strategic reviews led in part to the recognition of certain impairments and other one-time charges in the second quarter of 2009. Overall in 2009, sales declined by approximately 20% from $365.4 million in 2008 to $291.8 million in 2009. In 2009, we incurred a net loss of $62.9 million, or $4.01 per share as compared to net income from continuing operations of $21.6 million, or $1.36 per diluted share, in 2008. 2009 results included a charge, in the second quarter, of $53.1 million related to the valuation allowance on our U.S. deferred tax asset, as well as $17.0 million of other net one-time charges, primarily related to asset impairments, severance and discrete tax adjustments, partially offset by a $2.9 million gain on the acquisition of certain assets of MTI Global, Inc. (Note 16 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion). These charges were primarily due to the impact the economic downturn had on certain businesses, as well as strategic decisions made by management related to the future direction of certain businesses and the reduction in the cost structure and work force necessitated by the overall decline in our business.

Although the first half of the year was a challenge from both a sales and operations standpoint, we began to experience a rebound late in the second quarter of 2009 that carried through the end of the year. In the third and fourth quarters, sales volumes increased approximately 20% as compared to the first and second quarters (sales of $65.5 million and $67.4 million, respectively, in the first and second quarters of 2009, compared to $81.0 million and $78.0 million in the third and fourth quarters of 2009, respectively) and we returned to profitability in the second half of the year. The reductions in the workforce and the cost cutting measures that occurred in the first half of the year allowed the Company to become much more streamlined, which further enabled a return to profitability at much lower sales volumes than would have been possible before such actions were taken. Although we will have to add back certain costs in the coming years, due primarily to salary increases and incentive compensation programs that were eliminated in 2009, we believe that many costs will not return, which will enable us to become more profitable when and if sales volumes grow, depending in large part on our future sales mix, both from a geographic and product standpoint.

Strategically, we continue to focus on growing our business as the economy recovers. We have focused resources on our new business development activities, which include exploring acquisition opportunities that range from acquiring existing companies to making strategic investments in early growth stage companies, as well as investing in technologies adjacent to our own. In 2009, the efforts of this group led to the acquisition of certain assets of MTI Global, Inc., a silicone foam manufacturer, in the second quarter and a strategic investment in Solicore, Inc., a leader in embedded power solutions, offering its patented Flexion™ advanced ultra-thin, flexible, lithium polymer batteries for smart cards, controlled access cards, RFID tags, and medical devices, in the third quarter. Our management team is also focused on growing our business organically through existing and new products by gaining market share in existing markets, expanding into new, developing markets, as well as through product extensions in both existing and new applications.

Our management team believes that, although it seems that the most difficult times are behind us, many challenges still lie ahead as the economy continues to struggle to recover as we enter into 2010. However, based on the strategic decisions and changes made in 2009, management believes it is well positioned to take advantage of opportunities that are presented over the coming months and years that will enable us to profitably grow Rogers in the future.

Results of Continuing Operations

The following table sets forth, for the last three fiscal years, selected Company operating data expressed as a percentage of net sales.

	2009	2008	2007
Net sales	**100.0%**	100.0%	100.0%
Gross margins	**27.1%**	31.2%	27.0%
Selling and administrative expenses	**23.5%**	22.5%	17.3%
Research and development expenses	**6.0%**	6.0%	6.0%
Restructuring and impairment charges	**7.7%**	-	0.8%
Operating income (loss)	**(10.1)%**	2.7%	2.9%
Equity income in unconsolidated joint ventures	**1.8%**	1.7%	2.0%
Other income, net	**0.4%**	1.7%	0.4%
Net investment losses	**(0.1)%**	-	-
Interest income, net	**0.1%**	0.8%	0.4%
Acquisition gain	**1.0%**		
Income (loss) from continuing operations before income taxes	**(6.9)%**	6.9%	5.7%
Income tax expense	**14.6%**	1.0%	0.7%
Income (loss) from continuing operations	**(21.5)%**	5.9%	5.0%

2009 vs. 2008

Net Sales

Net sales in 2009 were $291.8 million, a decrease of 20.1% from $365.4 million of sales in 2008. The decrease in sales is attributable to declines at all of our reportable segments, most notably our Custom Electrical Components segment, which declined by 45.2% year-over-year, our High Performance Foams reportable segment, which declined by 12.3%, and our Printed Circuit Materials reportable segment, which declined 8.4% as compared to the prior year. A primary driver of these declines was the global economic recession that severely impacted our volumes in 2009, particularly in the first half of the year. Additional factors impacting these results are discussed in greater detail in the "Segment Sales and Operations" section below.

Manufacturing Margins

Manufacturing margins decreased by approximately 390 basis points to 27.1% in 2009 from 31.2% in 2008. Margins decreased at all three of our strategic reportable segments, with the most significant declines occurring in our Custom Electrical Components and High Performance Foams reportable segments with declines of 45.8% and 15.2%, respectively, in 2009 as compared to 2008. These margins were significantly impacted by the volume declines experienced during the year, particularly in the beginning of the year as margins in the first quarter (our low point for sales) were approximately 21.2%. As the year progressed, volumes increased and the Company's cost cutting efforts, which were initiated in the first and second quarters of 2009, began to take effect, which resulted in sequential margin improvement, as evidenced by fourth quarter margins of 30.0%, which were more comparable to levels achieved during 2008, albeit on lower average volumes. Our margins will continue to be driven to a large extent by both our volume levels and product mix.

Selling and Administrative Expenses

Selling and administrative expenses were $68.5 million in 2009, a decrease of $13.7 million from $82.2 million in 2008. 2009 expenses declined, partially as a result of the cost cutting measures initiated during the first quarter of 2009 as a result of the global economic recession. 2009 results included approximately $2.1 million of one-time costs related to a product liability claim on our printed circuit material products and $1.1 million of costs associated with the integration of MTI Global operations, as well as approximately $2.8 million of incremental costs related to our deferred benefit pension plan as a result of the decline in asset value during 2008. 2008 results included a one-time charge of approximately $8.0 million related to the settlement of and legal fees for our lawsuit with CalAmp (see Note 12 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion), as well as incentive compensation expense of approximately $11.4 million. As a percentage of sales, selling and administrative expenses increased in 2009 to 23.5% from 22.5% in 2008, primarily as a result of the significant decline in sales experienced in 2009 as compared to the prior year.

Research and Development Expenses

Research and development expenses decreased by 20.5% from $21.9 million in 2008 to $17.4 million in 2009. This decline was due in part to the timing of expenditures, as well as overall cost reductions as part of the cost reduction program initiated in the first half of 2009. As a percentage of sales, expenses remained consistent at 6.0% for 2009 and 6.0% in 2008. Our strategic plan is to invest an average of 6% of net sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to improve our existing technologies and find new applications for these materials, as well as to explore new, emerging technologies, as well as existing technologies, that we believe will complement our existing product portfolio.

Restructuring and Impairment Charges

During 2009, we recorded approximately $23.7 million in restructuring and impairment charges (of which $0.8 million is recorded in "Cost of Sales" on our consolidated statements of operations). The restructuring and impairment charges were comprised of the following:

- $18.0 million in charges related to the impairment of certain long-lived assets in our Flexible Circuit Materials ($7.7 million), Durel ($8.6 million), Advanced Circuit Materials ($0.8 million), Thermal Management Systems ($0.3 million) and High Performance Foams operations ($0.6 million);
- $4.9 million in severance related to a global workforce reduction; and
- $0.8 million in charges related to additional inventory reserves related to the restructuring of our Durel and Flexible Circuit Materials operations, which is recorded in "Cost of sales" on our consolidated statements of operations.

These charges are discussed in greater detail below.

- Flexible Circuit Materials

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would exit the flexible circuit materials market and effectively discontinue any new product development or research in this area. Over the past several years, the flexible circuit materials market has experienced increased commoditization of its products, resulting in increased competition and extreme pricing pressures. In 2008, we took certain initial actions to streamline our flexible circuit materials business, including shifting production of certain products to our joint venture in Taiwan, and retaining only certain, higher margin products. However, we determined that the future markets for these products were very limited and did not fit with the strategic direction of the Company. Therefore, we determined that we would immediately stop production of certain remaining flexible circuit materials products and continue to support only select customers for a limited time period going forward, ultimately resulting in the abandonment of our wholly-owned flexible circuit materials business.

As a result of these management decisions, we determined it appropriate to evaluate the assets related to this business for valuation issues. This analysis resulted in an impairment charge related to specific equipment located in our Belgian facility. This equipment was to be used primarily for the development of certain flexible circuit materials-related products; however, based on the decision to abandon the business, this equipment is no longer of use to us. We recognized an impairment charge of approximately $6.0 million related to this equipment and wrote it down to an estimated salvage value of approximately $2.0 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

We also recorded an impairment charge on a building located in Suzhou, China that was built to support our flexible circuit materials business in the Asian marketplace. We are currently marketing this building for sale and have classified it as an "asset held for sale" and recorded an impairment charge of approximately $1.6 million to reflect the current fair market value of the building less costs to sell. The remaining asset value of $4.0 million will be classified as an "asset held for sale" in the "current asset" section of our consolidated statements of financial position. The impairment charge is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

Further, as part of the decision to exit the flexible circuit materials business, we recorded additional reserves on certain inventory that will no longer be sold, of approximately $0.4 million. This charge is reported as part of "Cost of sales" in our consolidated statements of operations and is contained in our Printed Circuit Materials reportable segment.

We also recorded an impairment charge on certain other assets pertaining to the flexible circuit materials business in Asia of approximately $0.1 million, which is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

- High Performance Foams

During the fourth quarter of 2009, we recorded an impairment charge of $0.6 million on our manufacturing facility located in Richmond, Virginia which was acquired as part of the acquisition of certain assets of MTI Inc. The building was classified as an "asset held for sale" when acquired in the second quarter of 2009. Current market conditions resulted in the fourth quarter impairment charge.

This charge is in our High Performance Foams reportable segment.

- Durel

Over the past few years, our Durel electroluminescent (EL) lamp business has steadily declined as new technologies have emerged to replace these lamps in cell phone and other related applications. In the second quarter of 2007, we took initial steps to restructure the Durel business for this decline, as we shifted the majority of manufacturing to our China facility and recorded impairment charges on certain U.S. based assets. Since that time, we have continued to produce EL lamps out of our China facility at gradually declining volumes and our management team has initiated efforts to develop new product applications using our screen printing technology. Our initial forecasts indicated the potential for new applications to go to market in the second half of 2009; however, at this point we have not successfully developed any new applications that we currently estimate would generate material cash flows in the future. We concluded that this situation, plus the fact that our EL lamp production is now primarily limited to automotive applications as there are no longer material sales into the handheld market as of the second quarter of 2009, is an indicator of impairment. The resulting analysis concluded that these assets should be treated as "abandoned", as they are not in use and we do not anticipate the assets being placed in use in the near future. As such, these assets were written down to their current fair value, which in this case approximates salvage value as there is not a readily available market for these assets since the technology is becoming obsolete. Therefore, we recorded an impairment charge of approximately $4.6 million related to these assets, resulting in a remaining book value of approximately $0.7 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations.

Further, as a result of reaching end of life on certain handheld applications, we recorded additional inventory reserves of approximately $0.4 million, as this inventory no longer has any value or future use. This charge is reported as part of "Cost of sales" in our consolidated statements of operations.

During the fourth quarter of 2009, as a result of the continued decline in the Durel business, as described above, we made the decision to market for sale the Durel facility located in Chandler, Arizona. As a result of this decision, the fair value of the building was appraised at approximately $7.1 million, resulting in an impairment charge of $4.0 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations. Technically, the building does not meet the definition of an asset-held-for-sale, per the relevant accounting guidance, and therefore it will continue to be classified as "Property, plant and equipment" on our consolidated statement of financial position at December 31, 2009.

These charges are reported in our Custom Electrical Components reportable segment.

- Advanced Circuit Materials

Early in 2008, management determined based on forecasts at that time, that we would need additional capacity for our high frequency products later that year. Management had already undertaken initiatives to build additional capacity through a new facility on our China campus, but needed a solution to fill interim capacity needs. Therefore, we initiated efforts to move idle equipment from our Belgian facility to our Arizona facility and incurred costs of approximately $0.8 million due to these efforts. At the end of 2008, our overall business began to decline due in part to the global recession, and management determined that we would not need this equipment at that time but that we would still need certain capacity later in 2009 prior to the China capacity coming on line. However, in 2009, business did not recover as quickly as anticipated and we now believe that we will not need this equipment as we currently have sufficient capacity to meet our current needs and the China facility will be available in time to satisfy any increase in demand. Therefore, we have determined that the costs incurred related to the relocation of this equipment should be impaired and equipment purchased or refurbished as part of the relocation should be written down to an estimated salvage value, resulting in a charge of approximately $0.8 million, which is reflected in the "Restructuring and impairment" line item on our consolidated statements of operations.

These charges are reported in our Printed Circuit Materials reportable segment.

- Thermal Management Systems

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would abandon the development of certain products related to our thermal management systems start up business, specifically products related to our thermal interface material (TIM). We have not been successful in developing this product and are not confident in its future market potential; therefore, we chose to abandon its development to focus solely on the development of aluminum silicon carbide products, which we believe have a stronger market potential. This decision resulted in a charge of approximately $0.3 million from the impairment of certain assets related to TIM production. This charge is reflected in the "Restructuring and impairment" line item on our consolidated statements of operations.

These charges are reported in our Other Polymer Products reportable segment.

- Severance

In the first half of 2009, we announced certain cost reduction initiatives that included a workforce reduction and a significant reduction in our operating and overhead expenses in an effort to better align our cost structure with the lower sales volumes experienced at the end of 2008 and in 2009. As a result, we recognized approximately $4.9 million in severance charges in 2009, and paid out approximately $3.8 million in severance during 2009.

A summary of the activity in the severance accrual as of December 31, 2009 is as follows:

Balance at December 31, 2008	$ -
Provisions	4,920
Payments	(3,832)
Balance at December 31, 2009	$ 1,088

These charges are included in the "Restructuring and impairment charges" line item on our consolidated statements of operations and are reported across all reportable segments.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures decreased $0.8 million from $6.2 million in 2008 to $5.4 million in 2009. The decrease is primarily driven by the continued decline of our flexible circuits joint venture in Taiwan, Rogers Chang Chun Technology, Co., combined with the decline experienced in our polyurethane foam joint venture with INOAC Corporation in China, which experienced weakened demand, due primarily to the impact of the global recession, as well as excess inventory in the supply chain, particularly in the first half of the year. Sales improved in the third and fourth quarters, particularly at RIS, primarily due to the improvement in the Chinese economy in the second half of 2009.

Other Income

Other income decreased from $6.1 million in 2008 to $1.0 million in 2009. The decrease is due in part to the impact of foreign currency fluctuations and our related hedging program that was implemented in 2008, which collectively contributed approximately $1.2 million in unfavorable net adjustments in 2009, compared to $2.0 million in favorable adjustments in 2008, as well as a decrease in 2009 in commission income of $0.8 million related to our PLS joint venture.

Income Taxes

Our effective tax rate was (212.0%) in 2009 and 13.9% in 2008. In 2009, our effective tax rate was unfavorably impacted by recording a valuation allowance charge of $57.3 million against our U.S. deferred tax assets. This charge is comprised of an initial charge of $53.1 million in the second quarter and additional adjustments over the remainder of 2009, of $4.2 million. This charge was primarily due to the fact that in 2009, we were in a significant three-year cumulative loss position in the U.S. Also, in both 2009 and 2008, our tax rate was favorably impacted by the tax benefit associated with certain discrete rate items recorded during the year and continued to benefit from favorable tax rates on certain foreign business activity.

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years. In 2009, the fifth year under this agreement, RSZ reported pretax income of $0.3 million, which was subject to a tax rate of 10%, resulting in a negligible decrease in our effective tax rate. In 2008, the fourth year under this agreement, RSZ reported pretax income of $3.0 million, which was subject to a tax rate of 9%, resulting in a decrease of 3 percentage points in our effective tax rate. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 20% in 2009, which resulted in a decrease of 5 percentage points in our effective tax rate based upon RSH's pretax income of $5.1 million. In 2008, RSH was subject to a rate of tax of 18%, which resulted in a decrease of 5 percentage points in our effective tax rate based upon their pretax income of $7.0 million.

Backlog

Our backlog of firm orders was $29.2 million at December 31, 2009, as compared to $24.8 million at December 31, 2008. The increase in the fourth quarter of 2009 was primarily related to the increase in sales in the High Performance Foams reportable segment, as backlog for the polyurethane and silicone foam business, primarily sold into the portable communications, mass transit and consumer electronics markets, combined with the effect of the acquisition of certain assets of MTI Global Inc. increased by approximately $5.4 million at year-end 2009 as compared to year-end 2008.

2008 vs. 2007

Net Sales

Net sales in 2008 were $365.4 million, a decrease of 11.5% from $412.7 million of sales in 2007. The decrease in sales was primarily due to a 31.4% decrease in the Custom Electrical Components reportable segment from $135.1 million in 2007 to $92.6 million in 2008 and in the Printed Circuit Materials reportable segment of $20.6 million, or 14.3%, from $143.8 million to $123.2 million, partially offset by an increase in sales in our High Performance Foams reportable segment of $8.9 million, or 8%, from $110.6 million to $119.5 million. The factors resulting in these changes in sales are discussed in greater detail in the "Segment Sales and Operations" section below.

Manufacturing Margins

Manufacturing margins increased approximately 420 basis points to 31.2% in 2008 from 27.0% in 2007. Margins increased at our three strategic segments – High Performance Foams, Printed Circuit Materials and Custom Electrical Components - due in part to our focus on cost containment measures as well as gaining operational efficiencies in anticipation of the volume declines that occurred at the end of 2008. Also, in 2007, we recognized certain charges relating to our restructuring activities that included recognizing reserves on certain inventories at our Durel and Flexible Circuit Materials operating segments that negatively impacted our margins in 2007. A portion of this inventory reserved in 2007 was sold in 2008, which positively impacted our margins in 2008 by approximately 100 basis points.

Selling and Administrative Expenses

Selling and administrative expenses were $82.2 million in 2008, an increase of $10.8 million from $71.4 million in 2007. The 2008 results included approximately $8.0 million in charges related to the settlement of and legal fees for our lawsuit with CalAmp (see Note 12 to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion), as well as incentive compensation expense of approximately $11.4 million. These 2008 charges were partially offset by the cost containment initiatives and operating efficiency measures that were implemented during the year. The 2007 expense included approximately $2.4 million of charges related to restructuring activities that were initiated in the second quarter of 2007 related to our Durel and Flexible Circuit Materials operating segments. Overall selling and administrative expenses increased as a percentage of sales from 17.3% in 2007 to 22.5% in 2008.

Research and Development Expenses

Research and development expenses decreased from $24.6 million in 2007 to $21.9 million in 2008. As a percentage of sales, expenses remained consistent at 6.0% in both 2008 and 2007. Our strategic plan is to invest an average of 6% of net sales annually into research and development and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to improve our existing technologies and find new applications for these materials, as well as to explore new, emerging technologies, as well as existing technologies, that we believe will complement our existing product portfolio.

Restructuring and Impairment Charges

Restructuring and impairment charges were $13.8 million in 2007, while there were no such charges in 2008. The charges in 2007 related primarily to our Durel and flexible circuit materials operating segments. The charges consisted of (i) accelerated depreciation and amortization on fixed assets and contracts ($5.0 million), (ii) an increase in inventory reserves ($5.3 million), (iii) severance costs related to a company-wide headcount reduction ($3.0 million), and (iv) the impairment of goodwill related to our composite materials operating segment ($0.5 million). For income statement presentation purposes, approximately $7.9 million of these charges are included in "Cost of sales", $2.4 million are included in "Selling and administrative expenses" and $3.5 million are included in "Restructuring and impairment charges". Further discussion of these amounts is as follows:

- *Durel*

In 2007, we recorded a non-cash pre-tax charge of $9.4 million related to our Durel operating segment, which is aggregated into our Custom Electrical Components reportable segment. This charge included a $7.6 million restructuring charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the Durel business and a $1.8 million charge related to the accelerated expense recognition of a prepaid license associated with a certain flexible electroluminescent (EL) lamp product. These charges were partially offset by the sale of approximately $1.0 million of inventory previously reserved for in the second quarter of 2007. These charges resulted from a significant change in the current outlook for existing and future EL lamp programs during the second quarter of 2007 based on information related to certain program terminations from our most significant customer of EL lamps in the portable communications market. As a result of this change in business conditions, all remaining production of EL lamps for the portable communications market that was located at Durel's manufacturing facility in Arizona was shifted to China by the end of the second quarter of 2007. As of year end 2008, substantially all EL production, including lamps for the automotive industry, shifted to our China facility. The significant change in the outlook of EL programs and the planned shift in EL production to China was an indicator of impairment that triggered an impairment analysis on the long-lived assets of the Durel business. The impairment analysis, which was completed as part of the second quarter of 2007 closing process, led us to conclude that no impairment charge associated with the Durel long-lived assets was necessary. As such, we determined that it was appropriate to reduce the estimated useful lives of EL lamp related equipment in Durel's U.S. manufacturing facility. In addition, the reduced forecast of EL lamp sales, specifically related to flexible EL lamps for the portable communications market, caused us to accelerate the expense recognition of a prepaid license associated with flexible EL lamps based on the current forecasted revenues. We incurred charges of approximately $0.4 million in 2008 related to these restructuring activities and sold approximately $2.7 million of previously reserved inventory.

- *Flexible Circuit Materials*

In 2007, we recorded a non-cash pre-tax charge of $3.1 million related to our flexible circuit materials operating segment, which was aggregated into our Printed Circuit Materials reportable segment. This charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the flexible circuit materials business and was partially offset by the sale of approximately $1.3 million of inventory previously reserved for in the second quarter of 2007. Flexible circuit materials, which are used in a variety of consumer electronic products, had become a commodity product with increased global competition and pricing pressure driven by excess capacity. This commoditization caused the operating results of the flexible circuit materials business to significantly decline in recent periods, which resulted in our revaluation of the strategic future viability of this business. We determined that these market factors were an indicator of impairment that triggered an analysis of the long-lived assets related to the flexible circuit materials business. The impairment analysis, which was completed as part of the second quarter of 2007 closing process, concluded that no impairment charge associated with the flexible circuit materials long-lived assets was necessary. As such, we determined that it was appropriate to reduce the estimated useful lives of the equipment related to the flexible circuit materials operating segment. We also determined, based on business conditions at that time that certain inventories associated with this business would not be saleable, and we reserved for these inventories accordingly. We incurred minimal charges in 2008 related to these restructuring activities and sold approximately $1.0 million of previously reserved inventory.

- *Composite Materials*

In 2007, we recorded a non-cash pre-tax charge of $0.5 million related to the impairment of the goodwill associated with the composite materials operating segment, which is aggregated into our Other Polymer Products reportable segment. The operating results of the composite materials business had gradually declined over the past few years. During the second quarter of 2007, a government program, which was material to the sales and earnings of the composite materials business, expired. We determined that the loss of this program, which we had previously thought would be replaced with new business, was an indicator of impairment due to the significance of the program on the long-term revenues of this business. Consequently, we performed an impairment analysis on the composite materials operating segment. The impairment analysis, which was completed as part of the 2007 second quarter closing process, resulted in us recording an impairment charge of $0.5 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the business' other long-lived assets. No additional charges related to the impairment of the goodwill associated with the composite materials operating segment were recorded during the remainder of 2007.

- *Severance*

In 2007, as part of the restructuring activities previously discussed, we took a number of actions to reduce costs, including a company-wide headcount reduction. This resulted in $3.0 million of severance charges recorded in 2007. In addition, we made severance payments of $1.4 million in 2007 and the remaining $1.6 million was paid in 2008.

Equity Income in Unconsolidated Joint Ventures

Equity income in unconsolidated joint ventures decreased $1.9 million from $8.1 million in 2007 to $6.2 million in 2008. Joint venture sales were down across all businesses, which were primarily related to customers managing inventories caused by the softening in consumer demand. Most impacted were our polyurethane foam joint ventures with INOAC Corporation in Japan and China, which experienced weakened demand, particularly in the gaming console and cell phone markets.

Other Income

Other income increased from $1.7 million in 2007 to $6.1 million in 2008. The increase was due in part to our foreign currency hedging program that was implemented in 2008, which contributed approximately $2.0 million in favorable foreign currency adjustments in 2008, as well as an increase in commission income related to our PLS joint venture ($0.3 million) and the inclusion of certain one-time charges associated with adjusting our legal entity structure in China that negatively impacted 2007 results, as well as certain other one-time charges, that did not occur in 2008.

Income Taxes

Our effective tax rate was 13.9% in 2008 and 12.4% in 2007. In 2008 and 2007, our tax rate was favorably impacted by the tax benefit associated with certain discrete rate items recorded during the year and continued to benefit from favorable tax rates on certain foreign business activity and general business tax credits.

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years. In 2008, the fourth year under this agreement, RSZ reported pretax income of $3.0 million, which was subject to a tax rate of 9%, resulting in a decrease of 3 percentage points in our effective tax rate. In 2007, RSZ reported pretax income of $6.5 million, which was subject to a tax rate of 7.5% and which resulted in a decrease to our effective tax rate of 7%. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 18% in 2008, which resulted in a decrease of 5 percentage points in our effective tax rate based upon their pretax income of $7.0 million. In 2007, RSH reported pretax income of $8.8 million, which was subject to a tax rate of 15% and which resulted in a decrease to our effective tax rate of 7%.

Backlog

Our backlog of firm orders was $24.8 million at December 31, 2008, as compared to $42.6 million at December 30, 2007. The decrease at the end of 2008 was primarily related to the decrease in sales in the Custom Electrical Components reportable segment, as backlog for electroluminescent lamps and inverters, primarily sold to manufacturers of portable communications equipment and automobiles, decreased by approximately $12.5 million at year-end 2008 as compared to year-end 2007.

Segment Sales and Operations

Printed Circuit Materials

(Dollars in millions)	**2009**	2008	2007
Net sales	**$ 112.9**	$ 123.2	$ 143.8
Operating income (loss)	**0.3**	(3.0)	1.2

Our Printed Circuit Materials (PCM) reportable segment is comprised of high frequency circuit material products. Net sales in this segment decreased by 8% in 2009 as compared to 2008 and by 14% in 2008 as compared to 2007. In 2009, the decline in sales was partially driven by the economic recession, although not to the same extent as some of our other businesses. This segment was also impacted by the overall worldwide softness in the wireless infrastructure market and delays in spending on Third Generation program awards in China. These declines were partially offset by strong demand for high frequency materials into the satellite television market for low noise block-down converters (LNBs) in China, with moderate demand in the U.S. and Europe. Additionally, sales into the defense and high reliability markets were up modestly, particularly in the second half of the year. From an operating results perspective, 2009 included approximately $0.8 million of costs related to the impairment of certain equipment, $0.4 million related to additional inventory reserves, $1.8 million related to a product liability claim and severance charges of $1.7 million. 2008 results included charges of approximately $8.0 million related to the settlement of and legal fees for our lawsuit with CalAmp.

From 2007 to 2008, the decline in sales was due primarily to the reduced sales volumes of flexible circuit material products, which has effectively been eliminated from our product portfolio as the market became commoditized over the past few years. 2008 results also included approximately $8.0 million for settlement costs and legal fees related to the CalAmp litigation. 2007 results included one-time charges of approximately $2.6 million of net restructuring charges related to accelerated depreciation on certain equipment used to manufacture flexible circuit materials in the U.S., an increase in inventory reserves, and severance costs.

High Performance Foams

(Dollars in millions)	**2009**	2008	2007
Net sales	**$ 104.8**	$ 119.5	$ 110.6
Operating income	**5.1**	20.6	20.0

Our High Performance Foams (HPF) reportable segment is comprised of Poron® urethane and Bisco® silicone foam products. Net sales in this segment decreased by 12% in 2009 as compared to 2008 and increased by approximately 8% in 2008 as compared to 2007. In 2009, HPF was impacted significantly by the recession, particularly in the first half of the year, as weakened consumer spending and supply chain inventory issues negatively impacted revenues across all end markets. Cell phone applications in particular experienced significant declines as manufacturers had excess inventory in the supply chain. However, as the year progressed, sales into the portable handset applications and consumer electronics market, improved as the supply chain inventory corrections were completed and order rates increased. In the second quarter of 2009, we completed our acquisition of certain assets of the silicone foam business of MTI Global, Inc., which was accretive to our sales volumes over the second half of the year. In the second half of 2009, we experienced sales volume increases as compared to the first half of the year, particularly in cell phone and consumer electronics markets. Additionally, orders improved for our silicone foam materials into the mass transit and general industrial markets, in part due to the acquisition of certain MTI Global, Inc. assets. 2009 results include approximately $1.6 million of one-time integration costs related to this purchase, as well as $2.0 million in severance charges related to both the acquisition, as well as the worldwide workforce reduction announced in the first half of the year. At the end of 2009, the integration of the assets of MTI Global, Inc. was substantially complete.

In 2008 as compared to 2007, sales and operating profits both increased year-over-year, as the segment experienced growth driven by strong demand in the portable communications and transportation markets. In 2007, we added a second urethane foam manufacturing line in our Suzhou, China campus under the management of our RIS joint venture in order to better meet customer demand in the Asian marketplace. However, as 2008 came to a close, sales across all markets declined as the global economic crisis and associated decline in consumer spending began to impact the business.

Custom Electrical Components

(Dollars in millions)	**2009**	2008	2007
Net sales	**$ 50.8**	$ 92.6	$ 135.1
Operating income (loss)	**(21.2)**	(0.1)	(4.1)

Our Custom Electrical Components (CEC) reportable segment is comprised of electroluminescent lamps, inverters, and power distribution systems products. Net sales in this segment have decreased significantly since 2007 as the segment experienced a decline of approximately 45% in 2009 as compared to 2008 and approximately 31% in 2008 as compared to 2007, while operating results continued to produce losses across all three years. The consistent decline in sales is directly attributable to the reduction in demand for EL backlighting in the portable communications market. These declines have been partially offset by sales of power distribution systems products into the mass transit market, as well as into sustainable energy markets, particularly for wind turbine applications, where demand continues to grow as more countries focus on alternative clean energy sources. 2009 results included $8.6 million of asset impairment charges related to the write-down of certain equipment and buildings, $0.4 million of incremental inventory reserves, and severance charges of approximately $0.9 million related to our global workforce reduction in early 2009. Also, 2007 results included a net restructuring charge of $10.2 million, which was comprised of increased inventory reserves, accelerated depreciation related to idle equipment in the U.S., accelerated expense recognition of a prepaid license associated with certain EL lamp product sales, and severance costs. (For further discussion of these charges, see "Restructuring and Impairment Charges" section in Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Form 10-K.) We are currently exploring other potential opportunities for our EL technology, particularly in the consumer electronics markets, among others.

Other Polymer Products

(Dollars in millions)	**2009**	2008	2007
Net sales	**$ 23.3**	$ 30.1	$ 23.1
Operating income (loss)	**(13.7)**	(7.6)	(5.4)

Our Other Polymer Products (OPP) reportable segment consists of the following products: elastomer rollers, floats, non-woven materials, flexible circuit materials (resale from RCCT) and thermal management products. Net sales decreased in 2009 as compared to 2008 by 23% and increased from 2007 to 2008 by approximately 30%. The declines in 2009 are primarily attributable to sales volume decreases of our elastomer rollers and float products due mostly to the global recession and increased competition in Asia. Also contributing to the declines, particularly in operating results, were costs associated with our thermal management products, which is still in its start up phase and has yet to generate material sales volumes. From an operating results standpoint, 2009 results included approximately $8.0 million in asset impairment charges related to equipment and buildings and severance charges of $0.4 million. (For further discussion of these charges, see "Restructuring and Impairment Charges" section in Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Form 10-K.)

The increase in sales in 2008 as compared to 2007 was primarily due to the inclusion of a new operating segment in this reportable segment. In 2008, as previously disclosed, we restructured our Flexible Circuit Materials operating segment and outsourced the majority of the manufacturing of these products to our joint venture, RCCT. As part of this restructuring, we agreed to distribute the products now produced by RCCT, the related sales for which are included in this segment. Also as previously disclosed, we sold our Induflex operating segment, which was previously reported in this reportable segment but is now reported as a discontinued operation for financial reporting purposes. The segment's operating results declined in 2008 as compared to 2007 primarily due to the start up costs associated with our Thermal Management Systems operating segment, as well as losses associated with the new Flexible Circuit Materials distribution segment mentioned above. In 2007, this segment's results included approximately $0.5 million in restructuring charges related to the impairment of goodwill related to our composite materials business. Also in 2007, we formally divested our polyolefin foam operation, which is now classified as a discontinued operation for financial reporting purposes and is not included in the results presented here.

We continuously evaluate the viability of the product portfolio in this segment as it relates to our long-term strategic and operational focus.

Joint Ventures

Rogers INOAC Corporation (RIC)

RIC, our joint venture with Japan-based INOAC Corporation, was established over 25 years ago and manufactures high performance PORON® urethane foam materials in Japan. Sales decreased 4% from 2008 to 2009 following an increase of 6% from 2007 to 2008. The increase experienced in 2007 and early in 2008 was primarily driven by new LCD gasket design wins in portable communications and electronic games for the domestic Japanese market. However, sales volumes declined at the end of 2008 and through 2009 due to softening demand, primarily as a result of the global recession.

Rogers INOAC Suzhou Corporation (RIS)

RIS, our joint venture agreement with INOAC Corporation for the purpose of manufacturing PORON® urethane foam materials in China, began operations in 2004. Sales decreased 12% from 2008 to 2009, following a similar 12% decrease, from 2007 to 2008. The decline in sales for 2009 is a result of the global recession and excess inventory in the supply chain, particularly in the first half of 2009. Sales levels improved in the third and fourth quarters of 2009 due primarily to the improvement in the Chinese economy.

Rogers Chang Chun Technology Co., Ltd. (RCCT)

RCCT, our joint venture with Chang Chun Plastics Co., Ltd., was established in late 2001 to manufacture flexible circuit materials for customers in Taiwan. Sales decreased 27% from 2008 to 2009 and 7% from 2007 to 2008. The decreases experienced in 2009 and 2008 were primarily driven by the overall global decline in the flexible circuit materials market.

Polyimide Laminate Systems, LLC (PLS)

PLS, our joint venture with Mitsui Chemicals, Inc., sells adhesiveless laminates for trace suspension assemblies. Sales declined 32% from 2008 to 2009 and increased by 4% in 2008 as compared to 2007. The increase in 2008 was due to strong demand in the first half of the year in the personal computer market, however demand declined significantly by the end of 2008 and into 2009, primarily as a result of the global recession which led to the sales decline and excess inventories at our primary customer.

Discontinued Operations

On October 31, 2008, we closed on an agreement to sell the shares of our Induflex subsidiary to BV Capital Partners. Under the terms of the agreement, Rogers received approximately 10.7 million euros (US$13.6 million at the October 31, 2008 spot price), which represented the purchase price of approximately 8.9 million euros plus other amounts due under the agreement. In addition to this purchase price, there is an opportunity for Rogers to receive additional earnout amounts for three years from the date of the sale based on the future performance of the divested business.

This subsidiary had been aggregated in our Other Polymer Products reportable segment. Net income of $1.7 million and $1.2 million have been reflected as discontinued operations in the accompanying consolidated statements of income for the years ended December 31, 2008 and December 30, 2007, respectively. The net gain reflected as discontinued operations at December 31, 2008 includes a $3.2 million gain related to the sale of Induflex. Net sales associated with the discontinued operations were $16.7 million and $18.7 million for the years ended December 31, 2008 and December 30, 2007, respectively. The tax related to the discontinued operations was $0.2 million and $0.4 million of tax expense for December 31, 2008 and December 30, 2007, respectively. There was no effect to operating results in 2009, as a result of this discontinued operation.

On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. For the fiscal year ended 2007, $0.3 million of net income has been reflected as discontinued operations in the accompanying consolidated statements of income. Net sales associated with the discontinued operations were $1.9 million for 2007. In the third quarter of 2007, we ceased operations of the polyolefin foams operating segment and there were no net sales associated with the discontinued operations for the second half of 2007. See "Note 17 – Discontinued Operations" to the Consolidated Financial Statements in Item 8 of this Form 10-K for further discussion.

Product and Market Development

Our research and development team is dedicated to growing our businesses by developing cost effective solutions that enable or improve the performance of customers' products. Research and development as a percentage of sales was approximately 6.0% in 2009 as compared to 6.0% in 2008 and 6.0% in 2007. Our strategic plan is to invest an average of 6% of net sales annually into research and development, and it is expected that future expenditures will be consistent with this targeted investment level. We continue to invest in research and development to expand product offerings based on existing platforms, improving existing products and developing new platforms.

We introduced a variety of new products during 2009. For example, our High Performance Foams business, we introduced a Poron product that enables sports equipment and protective gear makers to improve impact protection, and also new grades of thin, highly compressible dust seal materials to better protect cell phone displays. In our Custom Electrical Components business, we introduced an integrated circuit that drives piezoelectric devices to enable tactile feedback on touchscreens and a product that combines polymer dispersed light shutter technology with electroluminescent lighting to enable reconfigurable keypads that are visible under a wide range of lighting conditions. In our Printed Circuit Materials business, we introduced two new products for cell phone base station antennas, a product that allows the size of power amplifiers to be reduced and a family of environmentally-friendly halogen free circuit materials for wired broadband communications infrastructure.

Liquidity, Capital Resources, and Financial Position

We believe that our ability to generate cash from operations to reinvest in our business is one of our fundamental strengths, as demonstrated by our financial position remaining strong throughout 2009 in a year of declining sales. We have remained debt free since 2002 and continue to finance our operational needs through internally generated funds. We believe that over the next twelve months, our cash position and internally generated funds during the year will be sufficient to meet the capital expenditures and ongoing financial needs of our business. In addition, we continue to have access to a substantial line of credit should any unforeseen need impact the business. We continually review and evaluate the adequacy of our lending facilities and banking relationships.

Cash Flows from Operating, Investing and Financing Activities

At December 31, 2009, December 31, 2008 and December 30, 2007 we had cash and cash equivalents of $57.7 million, $70.2 million and $36.3 million, respectively, and working capital of $121.4 million, $124.5 million and $178.8 million, respectively.

Cash flows from operating activities were $2.6 million in 2009 compared to $72.1 million in 2008 and $64.9 million in 2007. Significant items that impacted operating cash flows included the following:

- A decrease in inventories of $10.0 million in 2009 as compared to $7.4 million in 2008 and $19.7 million in 2007. The continuing decline from 2008 to 2009 is the result of the sales declines in the Customer Electrical Components and Printed Circuit Materials reportable segments, as well as a focused effort to reduce inventory levels to improve cash flows and strengthen our working capital position as sales declined significantly late in 2008 and through the first half of 2009.
- An increase in accounts receivable of $4.3 million in 2009 as compared to a decrease of $29.5 million in 2008 and a decrease of $13.0 million in 2007. The increase in 2009, versus the decrease in 2008 and 2007, is primarily due to increased sales volumes in the second half of 2009, even though collections remained strong.
- A decrease in accounts payable and other accrued liabilities of $18.0 million in 2009 as compared to a decrease of $7.0 million in 2008 and $10.0 million in 2007. The decline in 2009 is primarily due to the payout in 2009 of the 2008 annual incentive compensation plan and the payout of $8.0 million related to the settlement of the CalAmp lawsuit. Also contributing to the decrease was a decline in raw material purchases related to the decreased production levels which is further evidenced by the decrease in inventory balances over the comparable periods as discussed above, driven by our efforts to maintain cash flows in the face of lower sales in a declining economy.

Contributing to the decline in 2009 is the payout in 2009 of the 2008 annual incentive compensation plan and the payout of $8.0 million related to the settlement of the CalAmp lawsuit.

During 2009, we used $17.9 million in cash for investing activities as compared to $7.2 million in 2008 and $17.0 million in 2007. In 2009 we used approximately $7.4 million of cash for the acquisition of certain assets of the MTI Global, Inc. business and for a $5.0 million investment in Solicore. Additionally, 2008 had lower cash used in investing activities because of $10.5 million of cash received related to the sale of the Induflex business. Capital expenditures were $12.1 million, $21.0 million and $30.9 million in 2009, 2008 and 2007, respectively. The higher 2007 capital spending was driven by our continued investment in manufacturing capacity in Suzhou, China.

Net cash provided by financing activities was $1.4 million in 2009 as compared to cash used by financing activities of $26.6 million and $27.6 million in 2008 and 2007, respectively. The use of cash in 2008 and 2007 was driven primarily by our stock repurchase program, as $30.0 million and $35.5 million were spent to reacquire stock in 2008 and 2007, respectively. We did not repurchase any stock in 2009.

Credit Facilities

We have a Multicurrency Revolving Credit Agreement with RBS Citizens, National Association (Bank), a successor in interest to Citizens Bank of Connecticut (Credit Agreement). On November 16, 2009, we entered into Amendment No. 5 (Amendment) to this Credit Agreement. Pursuant to this Amendment, the total facility under the Credit Agreement was reduced from $100 million to $50 million, by eliminating the previously existing $25 million credit facility and reducing the previously existing $75 million credit facility to $50 million. The current $50 million credit facility (Credit Facility) is available for loans or letters of credit. It is a multi-currency facility under which we may borrow in U.S. dollars, Japanese Yen, Euros or any other currency freely convertible into U.S. dollars and traded on a recognized interbank market. Under the terms of the Credit Agreement, we have the right to incur additional indebtedness outside of the Credit Agreement through additional borrowings in an aggregate amount of up to $25 million.

The Credit Facility expires on November 12, 2011. The rate of interest charged on any outstanding loans can, at our option and subject to certain restrictions, be based on the prime rate or at a rate 200 basis points over LIBOR. Under the arrangement, the ongoing commitment fee is 30 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit.

There were no borrowings pursuant to the Credit Agreement at December 31, 2009 and December 31, 2008, respectively. The Credit Agreement contains restrictive covenants primarily related to total indebtedness, interest expense, and capital expenditures. The Amendment modifies the definition of EBITDA contained in the Credit Agreement by adding back into earnings non-cash stock compensation charges and certain asset impairment charges, thereby relieving certain restraints on our ability to borrow. We were in compliance with all covenants at December 31, 2009 and December 31, 2008.

At December 31, 2009 we had the following standby letters of credit (LOC) and guarantees that were backed by the Credit Facility:

- $1.0 million irrevocable standby LOC - to guarantee Rogers' self insured workers compensation plan
- $0.2 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai)

No amounts were owed on the LOCs as of December 31, 2009 and December 31, 2008, respectively.

The volatility in the credit markets has generally diminished liquidity and capital availability in worldwide markets. We are unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions. However, we believe that our existing sources of liquidity and cash expected to be generated from future operations, together with existing and anticipated available long-term financing, will be sufficient to fund operations, capital expenditures, and research and development efforts for at least the next twelve months.

Financial Position

The following discusses the significant fluctuations on our balance sheet at December 31, 2009 as compared to December 31, 2008:

- Decrease in inventories of 18.7% is the result of our efforts to reduce inventory levels in order to strengthen our working capital position and better align our inventory levels with our expected sales levels.
- Increase in accounts receivable of 3.8% is primarily attributable to increased sales volumes in the fourth quarter of 2009 as compared to the significant decline in sales in the fourth quarter of 2008, offset by our concentrated collection efforts in order to strengthen our cash and working capital position.
- Decrease in accrued employee benefits and compensation of 37.6% is a result of the annual incentive compensation and commission payouts for 2008, which were not earned in 2009 as a result of the poor results of the business.
- Decrease in accounts payable of 19.9% is primarily attributable to the decrease in raw material purchases to support current production levels as further evidenced by the decrease in inventory balances over the comparable period as discussed above, as well as the timing of payments at year-end.
- Increase in additional paid-in capital of 30.6% is primarily related to equity compensation combined with stock option exercises.

Auction Rate Securities

As of December 31, 2009, we held approximately $43.4 million of auction rate securities at par value as compared to approximately $50.0 million as of December 31, 2008. At the end of 2007, these securities were classified as available-for-sale and recorded at fair value based on market valuations at that time (Level 1 input in accordance with accounting guidance). However, in the first quarter of 2008, the markets in which these securities traded became illiquid, causing us to reclassify these securities from a Level 1 input to a Level 3 input, as an active market no longer existed for these securities, and therefore we had to base our valuations on unobservable inputs. Accordingly, our asset value was determined considering several factors, including an estimated time horizon for redeeming such securities, a discount factor to determine the present value of such securities, as well as the quality of the underlying securities, most of which were backed by investment grade student loans or municipalities. Our initial valuations utilized a discount period of approximately two years, which represented our best estimates of the time period over which these securities would be redeemed. However, as 2008 progressed, we determined that, based on the market conditions at the time that the estimated time horizon for redemption of such securities would be greater than two years and, in the fourth quarter of 2008, we adjusted our assumptions for this consideration. The total fair value of the auction rate securities at December 31, 2009, was $38.3 million. These securities are classified as long-term assets, except for those that are scheduled to be redeemed within the next three months, which are classified as short-term investments.

The impairment described above, as of year end 2009, is classified as an other-than-temporary loss, separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and as long as we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of its cost basis, the remaining amount is recorded in other comprehensive income. The amount recognized in earnings as of December 31, 2009 was $0.4 million. The assumptions utilized in the valuation will continue to be reviewed and, as market conditions continue to evolve and change, we will adjust our assumptions accordingly, which could result in either positive or negative valuation adjustments in the future.

Currently, we believe that we have the ability and intent to hold these securities until recovery. We also do not believe that the illiquid nature of these securities will negatively impact our business, as we believe we have the ability to generate sufficient cash to fund the operations and future growth of the business absent these securities.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2009:

(Dollars in thousands)

	Payments Due by Period				
	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$ 2,795	$ 1,405	$ 1,112	$ 278	$ -
Capital commitments	555	555	-	-	-
Pension and Retiree Health and Life Insurance Benefits (1)	94,095	9,025	18,334	16,813	49,923
Total	$ 97,445	$ 10,985	$ 19,446	$ 17,091	$ 49,923

(1) Pension benefit payments, which amount to $83.4 million, are expected to be paid through the utilization of pension plan assets; retiree health and life insurance benefits, which amount to $10.7 million, are expected to be paid from operating cash flows.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are in the opinion of management reasonably likely to have, a current or future effect on our financial condition or results of operations.

Recent Accounting Standards

Subject	Date Issued	Summary	Effect of Adoption	Effective Date for Rogers
Consolidation of Variable Interest Entities	June 2009	Requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This standard also requires an ongoing reassessment of the primary beneficiary of the variable interest entity and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary.	Currently assessing the potential effects of this standard on our consolidated financial statements.	January 1, 2010

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and believe that appropriate reserves have been established based on reasonable methodologies and appropriate assumptions based on facts and circumstances that are known; however, actual results may differ from these estimates under different assumptions or conditions. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions that are highly judgmental and uncertain at the time the estimate is made, if different estimates could reasonably have been used or if changes to those estimates are reasonably likely to periodically occur that could affect the amounts carried in the financial statements. These critical accounting policies are as follows:

Environmental and Product Liabilities

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years, resulting in a liability at December 31, 2009 of approximately $27.5 million, which is substantially offset by an insurance receivable of $27.4 million. If we were to adjust our assumptions related to the determination of these amounts, the impact of increasing the time frame for projected claims from five years to seven years would be an increase to the liability of $9.8 million, which we believe would be substantially covered by insurance; conversely, the impact of changing this assumption from five years to three years would be a decrease to the liability of $10.0 million.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot estimate such excess amounts at this time.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current fiscal year and the deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our Financial Statements. Deferred tax assets and liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We establish a valuation allowance to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. In the normal course of business, we are examined by various Federal, State and foreign tax authorities. We regularly assess the potential outcomes of these and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

It is our policy that no U.S. taxes are provided on undistributed earnings of certain wholly-owned foreign subsidiaries because substantially all such earnings are expected to be reinvested indefinitely. We provide deferred taxes for the undistributed earnings of our Japanese high performance foams joint venture as well as our Taiwanese flexible circuit materials joint venture.

Inventory Allowances

We maintain a reserve for obsolete and slow-moving inventory. Products and materials that are specifically identified as obsolete are fully reserved. In general, most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances, including forecasted sales or current orders for the product. The remainder of the allowance is based on our estimates, and fluctuates with market conditions, design cycles and other economic factors. Risks associated with this allowance include unforeseen changes in business cycles that could affect the marketability of certain products and an unforecasted decline in current production. We closely monitor the market place and related inventory levels and have historically maintained reasonably accurate allowance levels. In addition, we value certain inventories using the last-in, first-out (LIFO) method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories. Our obsolescence reserve has ranged from 19% to 23% of gross inventory over the last three years. A 100 basis point adjustment to the December 31, 2009 obsolescence reserve would change the reserve by approximately $0.4 million.

Goodwill

Our goodwill is subject to annual impairment tests, or earlier if events or changes in circumstances indicate the carrying value may have been impaired. Determining the fair value of an operating segment is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates, and future market conditions, among others. We believe that the assumptions and rates used in our annual impairment test are reasonable, but inherently uncertain. The 2009 impairment test was performed in the fourth quarter of 2009 on the two operating segments for which we had goodwill recorded at that time and it did not result in an impairment charge. The excess of fair value over carrying value for these operating segments ranged from approximately $4.0 million to $9.7 million. In order to estimate the sensitivity of the analysis performed, we applied a hypothetical 10% decrease to the fair values of each operating segment, which resulted in excess fair value over carrying value ranging from approximately $0.4 million to $7.4 million for each respective operating segment. These valuations are based on a five year discounted cash flow analysis, which utilized a discount rate of approximately 14% and a terminal year growth rate of 3%.

Long-Lived Assets

We review property, plant and equipment and identified intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying value to future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their market value determined by either a quoted market price, if available, or a value determined by utilizing a discounted cash flow analysis. In 2009, we recorded impairment charges related to certain long-lived assets in our Printed Circuit Materials, Custom Electrical Components and High Performance Foams reportable segments. See the "Results of Operations" section of Item 7 of this Form 10-K, for further discussion.

Pension and Other Postretirement Benefits

We provide various defined benefit pension plans for our U.S. employees and sponsor three defined benefit healthcare plans and a life insurance plan. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates and other factors. The assumptions used were determined as follows: (i) the discount rate used is based on comparisons to the Citigroup index and, to a lesser extent, the Moody's AA bond index; (ii) the salary growth is based on our historical and projected level of salary increases; and (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market conditions and our expectations of future returns. The rates used to determine our costs and obligations under our pension and postretirement plans are disclosed in Note 9 of the Consolidated Financial Statements of this Form 10-K. Each assumption has different sensitivity characteristics. For the year ended December 31, 2009, a 25 basis point increase in the discount rate would have decreased our net benefit cost by approximately $0.4 million and a 25 basis point reduction in the long-term rate of return on plan assets would have increased our net benefit cost by approximately $0.2 million.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances when we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on our estimates and takes into consideration historical trends, market conditions and the composition of our customer base. The risk with this estimate is associated with failure to become aware of potential collectibility issues related to specific accounts and thereby become exposed to potential unreserved losses. Historically, our estimates and assumptions around the allowance have been reasonably accurate and we have processes and controls in place to closely monitor customers and potential credit issues, additionally, we have credit insurance which mitigates some of the risk of loss. Historically over the past three years, our allowance as a percentage of total receivables has ranged from 1.8% to 9.6%. A 50 basis point increase in our current year allowance to receivable ratio would increase our allowance reserve by approximately $0.3 million.

Stock-Based Compensation

Stock-based compensation expense associated with stock options and related awards is recognized in the statement of income. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model. The use of valuation models requires us to make estimates of the following assumptions:

Expected volatility – In determining expected volatility, we have considered a number of factors, including historical volatility and implied volatility.

Expected term – We use historical employee exercise data to estimate the expected term assumption for the Black-Scholes valuation.

Risk-free interest rate – We use the yield on zero-coupon U.S. Treasury securities for a period commensurate with the expected term assumption as its risk-free interest rate.

Expected dividend yield – We currently do not pay dividends on our common stock; therefore, a dividend yield of 0% was used in the Black-Scholes model.

The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. Based on an analysis of our historical forfeitures, we have applied an annual forfeiture rate of 3% to all unvested stock-based awards as of December 31, 2009. The rate of 3% represents the portion that is expected to be forfeited each year over the vesting period. This analysis is re-evaluated annually and the forfeiture rate is adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those awards that vest.

Forward-Looking Information

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; the outcome of current and future litigation; the accuracy of our analysis of our potential asbestos-related exposure and insurance coverage; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into our operations. Such factors also apply to our joint ventures. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statements, unless required by law. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, those items described in Item 1A to this Form 10-K, "Risk Factors".

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Currently, we are exposed to market risk from changes in foreign exchange rates. We currently do not use derivative instruments for trading or speculative purposes. We monitor foreign exchange and interest rate risks and manage such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

We have various borrowing facilities where the interest rates, although not fixed, are currently relatively low. Currently, an increase in the associated interest rates would not significantly impact interest expense on these facilities, as we currently have no debt.

The fair value of our investment portfolio or the related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the size and nature of our investment portfolio.

At the beginning of 2008 our short-term investments were comprised of auction-rate securities. These investments had been classified as available-for-sale due to the short-term nature of the investments however, during the first quarter of 2008 we reclassified them to long-term. Changes in market conditions caused us to change the nature of these investments and record an impairment during the first quarter of 2008 and each subsequent quarter through 2009. At year end 2009 this impairment is classified as an other-than-temporary loss, separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and as long as we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of its cost basis, the remaining amount is recorded in other comprehensive income. Due to the Company's current liquidity and intent to hold the investments until they recover, the amount of the impairment not related to credit loss is recorded in other comprehensive income.

Our financial results are affected by changes in foreign exchange rates and economic conditions in foreign countries in which we do business. Our primary overseas markets are in Europe and Asia, thus exposing us to exchange rate risk from fluctuations in the Euro and the various currencies used in the Far East. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. We can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable. In 2009, a 10% increase/decrease in exchange rates would have resulted in an increase/decrease to sales and net income of $9.0 million and $1.3 million, respectively.

For additional discussion on our market risk, see Notes 2 and 3 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited the accompanying consolidated statements of financial position of Rogers Corporation as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation at December 31, 2009 and December 31, 2008, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the guidance originally issued in Financial Accounting Standards Board Staff Position (FSP) Financial Accounting Standards (FAS) 115-2/124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* (codified in FASB ASC Topic 320, *Investments – Debt and Equity Securities*) effective April 1, 2009. As discussed in Note 4 to the consolidated financial statements, the Company adopted the guidance originally issued in FASB Statement No. 141(R), *Business Combinations* (codified in FASB ASC Topic 805, *Business Combinations*) effective January 1, 2009. As discussed in Note 12 to the consolidated financial statements, the Company adopted the guidance originally issued in Financial Accounting Standards Board Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* (codified in FASB ASC Topic 740, *Income Taxes*) effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rogers Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Providence, Rhode Island
February 19, 2010

ROGERS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in thousands, except share amounts)

	December 31, 2009	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 57,738	$ 70,170
Short-term investments	399	455
Accounts receivable, less allowance for doubtful accounts of $4,867 and $1,171	46,179	44,492
Accounts receivable from joint ventures	2,654	3,185
Accounts receivable, other	909	2,765
Taxes receivable	2,677	-
Inventories	33,826	41,617
Prepaid income taxes	1,949	1,579
Deferred income taxes	484	9,803
Asbestos-related insurance receivables	6,944	4,632
Assets held for sale	5,841	-
Other current assets	4,615	5,595
Total current assets	164,215	184,293
Property, plant and equipment, net of accumulated depreciation of $173,033 and $165,701	123,140	145,222
Investments in unconsolidated joint ventures	33,968	31,051
Deferred income taxes	8,227	45,945
Goodwill and other intangibles	10,340	9,634
Asbestos-related insurance receivables	20,466	19,416
Long-term marketable securities	37,908	42,945
Investments, other	5,000	-
Other long-term assets	4,214	4,933
Total assets	$ 407,478	$ 483,439
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 9,308	$ 11,619
Accrued employee benefits and compensation	16,081	25,780
Accrued income taxes payable	1,349	1,318
Asbestos-related liabilities	6,944	4,632
Other current liabilities	9,163	16,487
Total current liabilities	42,845	59,836
Pension liability	28,641	43,683
Retiree health care and life insurance benefits	8,053	7,793
Asbestos-related liabilities	20,587	19,644
Non-current income tax	8,299	7,493
Deferred income taxes	5,406	8,006
Other long-term liabilities	697	840
Shareholders' Equity		
Capital Stock - $1 par value; 50,000,000 authorized shares; 15,743,491 and 15,654,123 shares issued and outstanding	15,743	15,654
Additional paid-in capital	25,160	19,264
Retained earnings	260,473	323,343
Accumulated other comprehensive loss	(8,426)	(22,117)
Total shareholders' equity	292,950	336,144
Total liabilities and shareholders' equity	$ 407,478	$ 483,439

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For each of the fiscal years in the three-year period ended December 31, 2009
(Dollars in thousands, except per share amounts)

	2009	2008	2007
Net sales	**$ 291,821**	$ 365,362	$ 412,698
Cost of sales	**212,546**	251,399	301,393
Gross margin	**79,275**	113,963	111,305
Selling and administrative expenses	**68,549**	82,215	71,395
Research and development expenses	**17,395**	21,885	24,600
Restructuring and impairment charges	**22,903**	-	3,538
Operating income (loss)	**(29,572)**	9,863	11,772
Equity income in unconsolidated joint ventures	**5,462**	6,236	8,086
Other income, net	**1,040**	6,060	1,673
Other-than-temporary impairments	**(5,093)**	-	-
Portion of losses in other comprehensive income	**4,729**	-	-
Net investment gain (loss)	**(364)**	-	-
Interest income, net	**377**	2,947	2,009
Acquisition gain	**2,908**		
Income (loss) from continuing operations before income taxes	**(20,149)**	25,106	23,540
Income tax expense	**42,721**	3,489	2,915
Income (loss) from continuing operations	**(62,870)**	21,617	20,625
Income from discontinued operations, net of taxes	-	1,676	1,499
Gain on sale of discontinued operations, net of taxes	-	3,222	-
Income from discontinued operations, net of taxes	-	4,898	1,499
Net income (loss)	**$ (62,870)**	$ 26,515	$ 22,124
Basic net income (loss) per share:			
Income (loss) from continuing operations	**$ (4.01)**	$ 1.38	$ 1.25
Income from discontinued operations, net	-	0.31	0.09
Net income (loss)	**$ (4.01)**	$ 1.69	$ 1.34
Diluted net income (loss) per share:			
Income (loss) from continuing operations	**$ (4.01)**	$ 1.36	$ 1.23
Income from discontinued operations, net	-	0.31	0.09
Net income (loss)	**$ (4.01)**	$ 1.67	$ 1.32
Shares used in computing:			
Basic	**15,691,579**	15,714,884	16,555,656
Diluted	**15,691,579**	15,924,172	16,749,337

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2006	$16,938	$ 59,352	$ 277,442	$ 3,445	$ 357,177
Comprehensive income:					
Net income	-	-	22,124	-	22,124
Other comprehensive income:					
Foreign currency translation	-	-	-	4,480	4,480
Pension and OPEB, net of tax	-	-	-	5,177	5,177
Total comprehensive income					31,781
Adoption of FIN 48	-	-	(2,738)	-	(2,738)
Stock options exercised	265	6,738	-	-	7,003
Stock issued to directors	1	140	-	-	141
Shares issued	21	934	-	-	955
Share buyback	(810)	(34,730)			(35,540)
Stock-based compensation expense	-	5,202	-	-	5,202
Tax benefit on stock options exercised	-	-	-	-	-
Balance at December 30, 2007	16,415	37,636	296,828	13,102	363,981
Comprehensive income (loss):					
Net income	-	-	26,515	-	26,515
Other comprehensive income (loss):					
Foreign currency translation	-	-	-	(2,438)	(2,438)
Pension and OPEB, net of tax	-	-	-	(29,235)	(29,235)
Unrealized loss on marketable securities, net of tax				(4,092)	(4,092)
Unrealized gain on derivative instruments, net of tax				546	546
Total comprehensive income (loss)					(8,704)
Stock options exercised	99	3,241	-	-	3,340
Stock issued to directors	3	77	-	-	80
Shares issued	44	1,206	-	-	1,250
Share buyback	(907)	(29,093)			(30,000)
Stock-based compensation expense	-	5,644	-	-	5,644
Tax benefit on stock options exercised	-	553	-	-	553
Balance at December 31, 2008	15,654	19,264	323,343	(22,117)	336,144
Comprehensive income (loss):					
Net income (loss)	-	-	**(62,870)**	-	**(62,870)**
Other comprehensive income (loss):					
Foreign currency translation	-	-	-	**1,732**	**1,732**
Pension and OPEB, net of tax	-	-	-	**11,225**	**11,225**
Unrealized loss on marketable securities, net of tax	-	-	-	**1,422**	**1,422**
Unrealized loss on derivative instruments, net of tax				**(688)**	**(688)**
Total comprehensive income (loss)					**(49,179)**
Stock options exercised	**37**	**1,017**	-	-	**1,054**
Stock issued to directors	**10**	**77**	-	-	**87**
Shares issued	**42**	**123**	-	-	**165**
Stock-based compensation expense	-	**4,679**	-	-	**4,679**
Balance at December 31, 2009	**$15,743**	**$ 25,160**	**$ 260,473**	**$ (8,426)**	**$ 292,950**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the fiscal years in the three-year period ended December 31, 2009 *(Dollars in thousands)*	**2009**	2008	2007
Operating Activities			
Net income	**$ (62,870)**	$ 26,515	$ 22,124
Income from discontinued operations	**-**	(1,676)	(1,499)
Gain on sale of discontinued operations	**-**	(3,222)	-
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**17,961**	18,397	24,296
Stock-based compensation expense	**4,679**	5,644	5,202
Deferred income taxes	**43,424**	(5,138)	(5,460)
Excess tax benefit related to stock award plans	**-**	(553)	-
Equity in undistributed income of unconsolidated joint ventures, net	**(5,462)**	(6,236)	(8,086)
Dividends received from unconsolidated joint ventures	**2,669**	8,996	5,808
Pension and postretirement benefits	**6,452**	3,556	4,051
Impairment charges	**17,983**	-	525
Gain on acquisition	**(2,908)**	-	-
Changes in operating assets and liabilities excluding effects of acquisition and disposition of businesses:			
Accounts receivable	**(4,335)**	29,512	12,978
Accounts receivable from joint ventures	**531**	183	2,069
Inventories	**9,999**	7,394	19,670
Other current assets	**323**	1,554	449
Accounts payable and other accrued liabilities	**(17,980)**	(6,981)	(10,041)
Pension and postretirement contribution	**(9,128)**	(10,465)	(4,217)
Other, net	**1,275**	4,582	(2,946)
Net cash provided by operating activities of continuing operations	**2,614**	72,062	64,923
Net cash provided by (used in) operating activities of discontinued operations	**-**	(2,781)	2,991
Net cash provided by operating activities	**2,614**	69,281	67,914
Investing Activities			
Capital expenditures	**(12,087)**	(21,004)	(30,885)
Proceeds from sale of business, net of cash received	**-**	10,519	-
Acquisition of business	**(7,400)**	-	-
Investment activity, other	**(5,000)**	-	-
Purchases of short-term investments	**-**	(132,690)	(1,135,430)
Maturities of short-term investments	**6,600**	135,990	1,150,315
Investment in unconsolidated joint ventures, net	**-**	-	(1,000)
Net cash used in investing activities of continuing operations	**(17,887)**	(7,185)	(17,000)
Net cash used in investing activities of discontinued operations	**-**	-	(104)
Net cash used in investing activities	**(17,887)**	(7,185)	(17,104)
Financing Activities			
Proceeds from sale of capital stock, net	**688**	1,214	7,056
Excess tax benefit related to stock award plans	**-**	553	-
Proceeds from issuance of shares to employee stock purchase plan	**672**	1,618	901
Purchase of stock from shareholders	**-**	(30,000)	(35,540)
Net cash (used in) provided by financing activities	**1,360**	(26,615)	(27,583)
Effect of exchange rate fluctuations on cash	**1,481**	(1,639)	(537)
Net increase (decrease) in cash and cash equivalents	**(12,432)**	33,842	22,690
Cash and cash equivalents at beginning of year	**70,170**	36,328	13,638
Cash and cash equivalents at end of year	**$ 57,738**	$ 70,170	$ 36,328
Supplemental disclosure of noncash investing activities			
Contribution of shares to fund employee stock purchase plan	**$ 316**	$ 1,276	$ 934

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Rogers Corporation manufactures specialty materials, which are sold to targeted markets around the world. These specialty materials are grouped into four reportable segments:

- Printed Circuit Materials - includes circuit board laminates for high frequency printed circuits, which are sold principally to printed circuit board manufacturers and equipment manufacturers for applications in the computer, portable communication device, communications infrastructure, mass transit, defense, and consumer markets
- High Performance Foams - includes urethane foams and silicone materials that are sold principally to manufacturers in the portable communication device, communications infrastructure, mass transit and consumer markets
- Custom Electrical Components - includes electroluminescent lamps, inverters, and power distributions system products that are sold principally to the mass transit, alternative energy and portable communication device markets
- Other Polymer Products - comprised of elastomer rollers, nitrophyl floats, nonwoven materials, flexible circuit materials (resale from RCCT), and thermal management materials that are sold into a variety of markets

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiaries, after elimination of intercompany accounts and transactions.

Beginning at year end 2008, our fiscal years end on December 31 of each year. Beginning in fiscal 2009, all interim periods end on the last calendar day of that particular month. Historically, we had used a 52- or 53-week fiscal calendar ending on the Sunday closest to the last day in December of each year.

For all periods and amounts presented, reclassifications have been made for discontinued operations. On October 31, 2008, we completed the sale of our Induflex operating segment, which had been aggregated in our Other Polymer Products reportable segment. On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. See "Note 17 – Discontinued Operations" for further discussion.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates market value.

Marketable Securities

We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value with interest on such securities included in "Interest income" on our consolidated statements of income. If the market values of individual securities are determined to be "other than temporarily" impaired, the carrying amount of such investments are written down to market value through "Net investment gain (loss)" in our consolidated statements of income. Except for amounts recorded related to the auction rate securities, we have not recorded any such write down in the years ended December 31, 2009, December 31, 2008 and December 30, 2007, respectively. See "Note 2 – Fair value Measurements" for further discussion on the auction rate securities.

Investments in Unconsolidated Joint Ventures

We account for our investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

Foreign Currency

All balance sheet accounts of foreign subsidiaries are translated or remeasured at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments for those entities that operate under the local currency are made directly to a separate component of shareholders' equity, while remeasurement adjustments for those entities that operate under the parent's functional currency are made to the income statement as a component of "Other income, net". Currency transaction adjustments are reported as income or expense and resulted in a loss of $0.5 million as of year end 2009, and gains of $0.7 million and $0.8 million for the fiscal years ended, 2008 and 2007, respectively.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including the length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where we are made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the criteria previously mentioned. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of our customer base.

Inventories

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $4.3 million and $3.9 million at December 31, 2009 and December 31, 2008, respectively, are valued by the last-in, first-out (LIFO) method. These inventories accounted for 14% of total inventory for 2009 and 13% of total inventory for 2008. The cost of the remaining portion of the inventories was determined principally on the basis of actual first-in, first-out (FIFO) costs.

If the inventories valued using the LIFO method had been valued at FIFO costs, they would have been approximately $4.7 million and $4.4 million higher at December 31, 2009 and December 31, 2008.

Inventories consist of the following:

(Dollars in thousands)	**December 31, 2009**	December 31, 2008
Raw materials	**$ 8,992**	$ 9,914
Work-in-process	**3,842**	4,932
Finished goods	**20,992**	26,771
	$ 33,826	$ 41,617

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

	Years
Buildings and improvements	10-25
Machinery and equipment	5-15
Office equipment	3-10

Goodwill and Intangible Assets

Intangible assets are classified into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We review goodwill and intangible assets with indefinite lives for impairment annually and/or if events or changes in circumstances indicate the carrying value of an asset may have been impaired. We review intangible assets with definite lives for impairment whenever conditions exist that indicate the carrying value may not be recoverable, such as economic downturn in a market or a change in the assessment of future operations.

Goodwill and intangible assets are assessed for impairment by comparing the net book value of a reporting unit to its estimated fair value. Fair values are typically established using a discounted cash flow methodology. The determination of discounted cash flows is based on the business' strategic plans and long-range operating forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost changes.

Purchased patents, covenants-not-to-compete and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives, generally from 3 to 17 years.

Environmental and Product Liabilities

We accrue for our environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded for the estimated insurance reimbursement amount. We are exposed to the uncertain nature inherent in such remediation and the possibility that initial estimates will not reflect the final outcome of a matter.

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to perform a formal analysis to determine our potential future liability and related insurance coverage for asbestos-related matters. The determination to perform this study was made based on several factors, including the growing number of asbestos-related claims and recent settlement history. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, our limited claims history and consultations with National Economic Research Associates, Inc. (NERA), we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

The models developed for determining the potential exposure and related insurance coverage were developed by outside consultants deemed to be experts in their respective fields. The models required us to make numerous assumptions that significantly impacted the results generated by the models. We believe the assumptions made are reasonable at the present time, but are subject to uncertainty based on the actual future outcome of our asbestos litigation. We believe, based on the limited amount of settlement and claims history currently known to us, that a reasonable future time frame to quantify our liability is five years.

Given the inherent uncertainty in making future projections, we plan to have the projections of current and future asbestos claims periodically re-examined, and we will update them if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh Risk Consulting's (Marsh) models, and other relevant factors, such as changes in the tort system. There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but cannot estimate such excess amounts at this time.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term marketable securities, accounts payable, and accrued liabilities approximate fair value based on the maturities of these instruments.

Concentration of Credit and Investment Risk

We extend credit on an uncollateralized basis to almost all customers. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts that constitute our customer base. We periodically perform credit evaluations on our customers. At December 31, 2009 and December 31, 2008 there was not one customer who accounted for more than ten percent of the total accounts receivable. We did not experience significant credit losses on customers' accounts in 2009, 2008, or 2007.

We invest our excess cash principally in investment grade government and corporate debt securities. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to reflect changes in market conditions.

Income Taxes

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity's financial statements. We are subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of our wholly-owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

We have provided for potential liabilities due in various jurisdictions. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

Revenue Recognition

Revenue from product sales to customers is generally recognized when title passes, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

Shipping and Handling Charges

Costs that we incur for shipping and handling charges are charged to "Cost of sales" and payments received from our customers for shipping and handling charges are included in "Net sales" on our consolidated statements of income.

Pension and Retiree Healthcare and Life Insurance Benefits

We provide various defined benefit pension plans for our U.S. employees and we sponsor multiple fully insured or self funded medical plans and a fully insured life insurance plan for retirees. The costs and obligations associated with these plans are dependent upon various actuarial assumptions used in calculating such amounts. These assumptions include discount rates, salary growth, long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used by us are determined as follows: (i) the discount rate used is based on comparisons to the Citigroup index and, to a lesser extent, the Moody's AA bond index; (ii) the salary growth is based on our historical and projected level of salary increases; (iii) the long-term rate of return on plan assets is determined based on historical portfolio results, market results and our expectations of future returns, as well as current market assumptions related to long-term return rates; and (iv) the mortality rate is based on a mortality projection that estimates current longevity rates and their impact on the long-term plan obligations. We review these assumptions periodically throughout the year.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in thousands, except per share amounts)

	2009	2008	2007
Numerator:			
Net Income (loss)	**$ (62,870)**	$ 21,617	$ 20,625
Denominator:			
Denominator for basic earnings per share – weighted averages shares	**15,691,579**	15,714,884	16,555,656
Effect of stock options	**-**	209,288	193,681
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	**15,691,579**	15,924,172	16,749,337
Basic net income (loss) per share	**$ (4.01)**	$ 1.38	$ 1.25
Diluted net income (loss) per share	**(4.01)**	1.36	1.23

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Hedging Activity

We use derivative instruments to manage certain foreign currency exposures. Derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

On December 31, 2009 and December 31, 2008, we had outstanding option contracts used to hedge foreign currency cash flow and balance sheets. Some of our contracts are designated as hedges, while others are not. For those that are not designated as hedges, the effects of these contracts are recorded directly to our statement of income. As of December 30, 2007 we had no option contracts in effect nor did we did have any instruments outstanding that would require hedge accounting treatment.

Advertising Costs

Advertising is expensed as incurred and amounted to $1.4 million for 2009, $1.6 million for 2008 and $1.8 million for 2007.

Variable-Interest Entities

We have an investment in a variable interest entity (VIE), however, we determined that we were not the primary beneficiary and, as such, did not consolidate the entity. The VIE identified is Polyimide Laminate Systems, LLC (PLS), a 50% owned joint venture with Mitsui Chemicals, Inc. The joint venture sells adhesiveless laminates for trace suspension assemblies and was established in October 1999. Sales of PLS were approximately $15.9 million, $23.2 million and $19.7 million in 2009, 2008 and 2007 respectively. Our maximum exposure to loss as a result of our involvement with PLS is limited to our equity investment, which was approximately $40,000 at December 31, 2009, and to its outstanding receivables if those amounts were to become uncollectible for various financial reasons, such as insolvency, which amounted to $1.3 million and $2.5 million at December 31, 2009 and December 31, 2008 respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the grant-date fair value of the awards ultimately expected to vest and is recognized as an expense, on a straight-line basis, over the vesting period, which is generally four years. We develop estimates used in calculating the grant-date fair value of stock options to determine the amount of stock-based compensation to be recorded. We calculate the grant-date fair value using the Black-Scholes valuation model. The use of this valuation model requires estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield and forfeiture rates.

Recent Accounting Standards

Subject	Date Issued	Summary	Effect of Adoption	Effective Date for Rogers
Consolidation of Variable Interest Entities	June 2009	Requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This standard also requires an ongoing reassessment of the primary beneficiary of the variable interest entity and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary.	Currently assessing the potential effects of this standard on our consolidated financial statements.	January 1, 2010

NOTE 2 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis during the period, categorized by the level of inputs used in the valuation, include:

(Dollars in thousands)	Carrying amount as of December 31, 2009	Level 1	Level 2	Level 3
Auction rate securities	$ 38,307	$ -	$ -	$ 38,307
Foreign currency option contracts	1,398	-	1,398	-
Pension assets	114,595	26,468	77,399	10,728

Additional guidance issued in April 2009 indicated that an other-than-temporary impairment must be recognized in earnings for a security in an unrealized loss position when an entity either (a) has the intent to sell the security or (b) more likely than not will be required to sell the security before its anticipated recovery. Prior to the adoption of this guidance, we were required to record an other-than-temporary impairment for a security in an unrealized loss position unless we could assert that we had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery of its cost basis.

When an other-than-temporary impairment of a security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its cost basis. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before the recovery of its cost basis, the other-than-temporary loss should be separated into the amount representing the credit loss and the amount related to all other factors. The amount representing the credit loss is recognized in earnings, and as long as the factors above are not met, the remaining amount is recorded in other comprehensive income.

Auction Rate Securities

As of December 31, 2009, we held approximately $43.4 million of auction rate securities at par value as compared to approximately $50.0 million as of December 31, 2008. At the end of 2007, these securities were classified as available-for-sale and recorded at fair value based on market valuations at that time (Level 1 input in accordance with accounting guidance). However, in the first quarter of 2008, the markets in which these securities traded became illiquid, causing us to reclassify these securities from a Level 1 input to a Level 3 input, as an active market no longer existed for these securities, and therefore we had to base our valuations on unobservable inputs. Accordingly, our asset value was determined considering several factors, including an estimated time horizon for redeeming such securities, a discount factor to determine the present value of such securities, as well as the quality of the underlying securities, most of which were backed by investment grade student loans or municipalities. Our initial valuations utilized a discount period of approximately two years, which represented our best estimates of the time period over which these securities would be redeemed. However, as 2008 progressed, we determined that, based on the market conditions at the time that the estimated time horizon for redemption of such securities would be greater than two years and, in the fourth quarter of 2008, we adjusted our assumptions for this consideration.

During 2009, approximately $6.6 million of auction rate securities were redeemed at par value, compared to $4.4 million in 2008. We performed a fair value assessment of these securities based on a discounted cash flow model, utilizing various assumptions that included estimated interest rates, probabilities of successful auctions, the timing of cash flows, and the quality and level of collateral of the securities. These inputs were chosen based on our current understanding of the expectations of the market and are consistent with the assumptions utilized during our assessment of these securities at year-end 2009. This analysis resulted in an insignificant change in the fair value of our auction rate securities and total impairment of $5.1 million on our current portfolio.

We have concluded that the impairment on the auction rate securities is other-than-temporary and should be separated into two amounts, one amount representing a credit loss for $0.4 million and one amount representing an impairment due to all other factors for $4.7 million. The credit loss is primarily based on the underlying ratings of the securities. As described above, we have determined that the amount representing the credit loss on our auction rate securities should be recorded in earnings, while the remaining impairment amount should be recorded in other comprehensive income (loss) in the equity section of our consolidated statements of financial position, as we do not have the intent to sell the impaired investments, nor do we believe that it is more likely than not that we will be required to sell these investments before the recovery of their cost basis.

Additionally, due to our belief that it may take over twelve months for the auction rate securities market to recover, we have classified the auction rate securities as long-term assets, with the exception of securities maturing within 12 months, which we classify as short-term investments. As of December 31, 2009, this amount is $0.4 million. The securities that we hold have maturities ranging from 4 to 37 years.

The reconciliation of our assets measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

(Dollars in thousands)	Auction Rate Securities
Balance at December 31, 2008	$ 43,400
Redeemed at par	(6,600)
Reported in other comprehensive loss	1,871
Reported in earnings	(364)
Balance at December 31, 2009	$ 38,307

A rollforward of credit losses recognized in earnings is as follows:

(Dollars in thousands)	Credit Losses
Balance at December 31, 2008	$ -
Credit losses recorded	472
Reduction in credit losses due to redemptions	(108)
Balance at December 31, 2009	$ 364

These securities currently earn interest at rates ranging from 1% to 2%. Upon the failure of these securities at auction, a penalty interest rate is triggered. Since the securities we hold are investment-grade securities, the penalty rates are market-based, and therefore the aggregate interest rate that we earned has declined to 1% to 2% from a historical rate of 3% to 7% due to reductions in the referenced interest rates by the Federal government.

Foreign Currency Option Derivatives

As further explained below in Note 3 "Hedging Transactions and Derivative Financial Instruments", we are exposed to certain risks relating to our ongoing business operations, and the primary risk managed using derivative instruments is foreign currency exchange rate risk. The fair value of these foreign currency option derivatives is based upon valuation models applied to current market information such as strike price, spot rate, maturity date and volatility, and by reference to market values resulting from an over-the-counter market or obtaining market data for similar instruments with similar characteristics.

NOTE 3 – HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

The guidance for the accounting and disclosure of derivatives and hedging transactions requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

We are exposed to certain risks relating to our ongoing business operations. The primary risk managed by using derivative instruments is foreign currency exchange rate risk. Option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies.

We do not use derivative financial instruments for trading or speculation purposes.

We designate certain foreign currency option contracts as cash flow hedges of forecasted revenues.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, are recognized in the statement of operations during the current period. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in income. Due to the mid-month timing of our contracts, certain immaterial ineffectiveness was experienced.

As of year end 2009, we have entered into nine hedge programs. Five of these programs are foreign currency cash flow hedges to protect against the reduction in value of forecasted cash flows resulting from U.S. dollar denominated sales in 2009 and 2010 by our Belgian subsidiary, which uses the Euro as its functional currency. Our Belgian subsidiary hedges portions of its forecasted revenues denominated in U.S. dollars with option contracts. If the dollar weakens against the Euro, the decrease in the present value of future foreign currency cash flows is offset by gains in the fair value of the options contracts. We also entered into programs to hedge the foreign currency exposure on our consolidated statements of financial position. The remaining four programs, which do not qualify as cash flow hedges, are intended to minimize foreign currency exposures on our consolidated statements of financial position.

Notional Values of Derivative Instruments

Currency (000s)		
Euro	€	4,800
U.S. Dollar	$	22,700

(Dollars in thousands)	The Effect of Derivative Instruments on the Financial Statements for the year ended December 31, 2009		Fair Values of Derivative Instruments for the period ended December 31, 2009
Foreign Exchange Option Contracts	Location of loss	Amount of loss	Other Assets
Contracts designated as hedging instruments	Other comprehensive income	$ (688)	$ 575
Contracts not designated as hedging instruments	Other income, net	(679)	823

Concentration of Credit Risk

By using derivative instruments, we are subject to credit and market risk. If a counterparty fails to fulfill its performance obligations under a derivative contract, our credit risk will equal the fair value of the derivative instrument. Generally, when the fair value of a derivative contract is positive, the counterparty owes the Company, thus creating a receivable risk for the Company. We minimize counterparty credit (or repayment) risk by entering into derivative transactions with major financial institutions of investment grade credit rating.

NOTE 4 – ACQUISITION OF BUSINESS

On April 30, 2009, we completed the acquisition of certain assets of MTI Global Inc.'s (MTI Global) silicones business for $7.4 million. These assets include product lines, technology and manufacturing equipment of MTI Global's Bremen, Germany and Richmond, Virginia plant locations.

MTI Global Inc. had established a solid presence as a solutions provider in several key markets that we are targeting for future growth, including mass transit and other markets requiring high reliability, high performance materials. We believe that the addition of the product lines from MTI Global Inc. will expand the opportunities for both our existing products, as well as the acquired products, through exposure to new markets and applications. We also plan to leverage the acquired technologies to create even more innovative materials solutions.

The acquisition-date fair value of the consideration transferred totaled $7.4 million in cash. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date:

(Dollars in thousands)

	April 30, 2009
Net accounts receivable	$ 343
Inventory	2,039
Intangibles	720
Property, plant and equipment	7,206
	$ 10,308

The fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration transferred. As a result, we recognized a gain of $2.9 million, which is shown in our consolidated statements of operations.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

(Dollars in thousands)	**December 31, 2009**	December 31, 2008
Land	**$ 14,238**	$ 16,206
Buildings and improvements	**113,714**	114,191
Machinery and equipment	**124,229**	129,355
Office equipment	**23,313**	23,272
Equipment in process	**20,679**	27,899
	296,173	310,923
Accumulated depreciation	**(173,033)**	(165,701)
Total property, plant and equipment, net	**$ 123,140**	$ 145,222

Depreciation expense was $17.9 million in 2009, $18.4 million in 2008, and $24.3 million in 2007.

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

Identifiable intangible assets are comprised of the following:

(Dollars in thousands)	**December 31, 2009**	December 31, 2008
Trademarks and patents	**$ 1,322**	$ 1,022
Technology	**1,207**	786
Covenant-not-to-compete	**625**	625
	3,154	2,433
Accumulated amortization	**(2,448)**	(2,433)
Total other intangible assets	**$ 706**	$ -

Amortization expenses for 2009 were minimal and there was no amortization expense for 2008.

On April 30, 2009, we completed the acquisition of certain assets of MTI Global Inc.'s silicones business. Included in this acquisition was $0.7 million of intangible assets comprised of trademarks, patents and technology.

In the fourth quarter of 2008, we recorded a non-cash charge related to the sale of Induflex of $0.5 million. This charge is included in "Income (loss) from discontinued operations, net of taxes" on our consolidated statements of income.

The changes in the carrying amount of goodwill for the period ending December 31, 2009, by segment, are as follows:

(Dollars in thousands)	Printed Circuit Materials	High Performance Foams	Custom Electrical Components	Other Polymer Products	Total
Balance as of December 30, 2007	$ -	$ 7,410	$ -	$ 2,721	$ 10,131
Induflex sale adjustment	-	-	-	(497)	(497)
Balance as of December 31, 2008	-	7,410	-	2,224	9,634
	-	-	-	-	-
Balance as of December 31, 2009	**$ -**	**$ 7,410**	**$ -**	**$ 2,224**	**$ 9,634**

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED JOINT VENTURES

As of December 31, 2009, we had four joint ventures, each 50% owned, that are accounted for under the equity method of accounting.

Joint Venture	Location	Reportable Segment	Fiscal Year-End
Rogers INOAC Corporation	Japan	High Performance Foams	October 31
Rogers INOAC Suzhou Corporation	China	High Performance Foams	December 31
Rogers Chang Chun Technology Co., Ltd.	Taiwan	Other Polymer Products	December 31
Polyimide Laminate Systems, LLC	U.S.	Printed Circuit Materials	December 31

Equity income related to our share of the underlying net income of the joint ventures amounted to $5.5 million, $6.2 million, and $8.1 million for 2009, 2008, and 2007, respectively. We had commission income from PLS of $1.8 million, $2.6 million, and $2.2 million for 2009, 2008, and 2007, respectively, which is included in "Other income, net" on our consolidated statements of income.

Summarized Information for Joint Ventures:

(Dollars in thousands)	**December 31, 2009**	December 31, 2008
Current assets	**$ 58,278**	$ 44,925
Noncurrent assets	**26,558**	28,733
Current liabilities	**16,900**	11,556
Noncurrent liabilities	**-**	-
Shareholders' equity	**67,936**	62,102

	For the years ended:		
(Dollars in thousands)	**December 31, 2009**	December 31, 2008	December 30, 2007
Net sales	**$ 95,321**	$ 114,436	$ 115,016
Gross profit	**16,078**	15,842	28,470
Net income	**10,924**	12,472	16,172

The effect of sales made between the unconsolidated joint ventures and us were appropriately accounted for on a consolidated basis. Receivables from joint ventures arise during the normal course of business from transactions between us and the joint ventures, typically from the joint venture purchasing raw materials from us to produce end products, which are sold to third parties.

NOTE 8 - INVESTMENT

In the third quarter of 2009, we made a strategic investment of $5.0 million in Solicore, Inc., headquartered in Lakeland, Florida. Solicore is the world leader for embedded power solutions, offering its patented Flexicon advanced ultra-thin, flexible, lithium polymer batteries for smart cards, controlled access cards, RFID tags, and medical devices. Our investment, part of a total of $13.3 million raised by Solicore in the current financing round, provides us with a minority equity stake in Solicore and representation on Solicore's Board of Directors. We account for this investment under the cost method as we cannot exert significant influence. We also entered into a joint development agreement with Solicore to develop the next generation of power solution products. As part of the agreement, we will have the exclusive right to manufacture a significant portion of the products that result from this collaboration.

NOTE 9 - PENSION BENEFITS AND RETIREMENT HEALTH AND LIFE INSURANCE BENEFITS

We have two qualified noncontributory defined benefit pension plans. One plan covers our U.S. unionized hourly employees and the other plan covers all other U.S. employees hired through December 30, 2007. We also have established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans, as well as to provide supplemental retirement benefits for certain senior executives of the Company.

In addition, we sponsor multiple fully insured or self funded medical plans and a fully insured life insurance plan for retirees. The measurement date for all plans for 2009 and 2008 is December 31, 2009 and December 31, 2008, respectively.

We are required, as an employer, to: (a) recognize in our statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and our obligations that determine our funded status as of the end of the fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur and report these changes in comprehensive income. In addition, actuarial gains and losses that are not immediately recognized as net periodic pension cost are recognized as a component of other comprehensive income and amortized into net periodic pension cost in future periods.

Defined Benefit Pension Plan and Retiree Medical Plan Amendments

On July 16, 2007, we announced to our employees and retirees that the defined benefit pension plan for non-union employees and the retiree medical plans would be amended effective January 1, 2008. As of January 1, 2008, newly hired and rehired employees are no longer eligible for the defined benefit pension plan. However, the amendment to the defined benefit pension plan did not impact the benefits to existing plan participants as of December 30, 2007. The amendment to the retiree medical plan did not impact the benefits for employees who were age 50 or older as of December 30, 2007, as long as they met certain eligibility requirements. However, employees who were less than age 50 as of December 30, 2007 were no longer eligible for retiree medical benefits. This plan amendment resulted in a reduction to the accumulated benefit obligation, which is accounted for as a reduction to prior service cost based on a plan amendment and amortized over the expected remaining service period of the ongoing active plan participants until they became fully eligible, beginning in the third quarter of 2007.

Obligations and Funded Status

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2009	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 136,603**	$ 130,301	**$ 8,735**	$ 7,070
Service cost	**3,137**	4,632	**571**	598
Interest cost	**8,377**	7,940	**541**	465
Actuarial (gain) loss	**2,163**	(270)	**181**	1,741
Benefit payments	**(6,288)**	(6,254)	**(973)**	(1,139)
Plan amendments	**1,060**	254	**-**	-
Benefit obligation at end of year	**145,052**	136,603	**9,055**	8,735
Change in plan assets:				
Fair value of plan assets at beginning of year	**91,925**	124,204	**-**	-
Actual return on plan assets	**20,803**	(35,351)	**-**	-
Employer contributions	**8,155**	9,326	**973**	1,139
Benefit payments	**(6,288)**	(6,254)	**(973)**	(1,139)
Fair value of plan assets at end of year	**114,595**	91,925	**-**	-
Funded status	**$(30,457)**	$(44,678)	**$ (9,055)**	$ (8,735)

Amounts recognized in the consolidated balance sheets consist of:

(Dollars in thousands)	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2009	2008	**2009**	2008
Non-current assets	**$ -**	$ -	**$ -**	$ -
Current liabilities	**(1,816)**	(995)	**(1,002)**	(942)
Non-current liabilities	**(28,641)**	(43,683)	**(8,053)**	(7,793)
Net amount recognized at end of year	**$ (30,457)**	$ (44,678)	**$ (9,055)**	$ (8,735)

Amounts recognized in accumulated other comprehensive income consist of:

(Dollars in thousands)	Pension Benefits	Retirement Health and Life Insurance Benefits
	2009	2009
Net Actuarial Loss	$ 38,560	$ 3,562
Prior Service Cost	3,321	(1,934)
Net amount recognized at end of year	$ 41,881	$ 1,628

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $145.1 million, $129.9 million and $114.6 million, respectively, as of December 31, 2009 and $136.6 million, $121.6 million and $91.9 million, respectively, as of December 31, 2008.

Components of Net Periodic Benefit Cost

(Dollars in thousands)	Pension Benefits			Postretirement Health and Life Insurance Benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 3,137**	$ 4,632	$ 5,152	**$ 571**	$ 598	$ 666
Interest cost	**8,377**	7,940	7,289	**541**	465	449
Expected return of plan assets	**(8,364)**	(10,405)	(9,924)	**-**	-	-
Amortization of prior service cost	**518**	513	518	**(656)**	(697)	(465)
Amortization of net loss	**2,174**	242	240	**298**	268	126
Curtailment charge/(credit)	**114**	-	-	**(258)**	-	-
Settlement gain	**-**	-	-	**-**	-	-
Net periodic benefit cost	**$ 5,956**	$ 2,922	$ 3,275	**$ 496**	$ 634	$ 776

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $1.9 million and $0.6 million, respectively. The estimated net loss (gain) and prior service cost for the defined benefit postretirement plans that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $0.4 million and ($0.6 million).

Assumptions

Weighted-average assumptions used to determine benefit obligations at year-end:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2009	2008	**2009**	2008
Discount rate	**6.00%**	6.25%	**4.75%**	6.25%
Rate of compensation increase	**4.00%**	4.00%	**-**	-

Weighted-average assumptions used to determine net benefit cost for years ended:

	Pension Benefits		Retirement Health and Life Insurance Benefits	
	2009	2008	**2009**	2008
Discount rate	**6.00%**	6.25%	**4.75%**	6.25%
Expected long-term rate of return on plan assets	**8.50%**	8.50%	**-**	-
Rate of compensation increase	**4.00%**	4.00%	**-**	-

To determine the expected long-term rate of return on plan assets, we review portfolio performance, the historical long-term rate of return, and how any change in the allocation of the assets could affect the anticipated returns. Adjustments are made to the historical rate of return if it is deemed necessary to obtain the desired long-term rate of return with the current allocation of assets.

For measurement purposes as of December 31, 2009, we assumed annual healthcare cost trend rates of 8% and 9.5% for covered healthcare benefits in 2008 for retirees pre-age 65 and post-age 65, respectively. The rates were assumed to decrease gradually to 5% and 5.5%, respectively, in 2014 and remain at those levels thereafter. As of December 30, 2007, we assumed an annual healthcare cost trend rate of 10% and 11.5% for covered healthcare benefits in 2007. The rate was assumed to decrease gradually to 5% and 5.5% in 2013 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost	$ 98,742	$ (89,839)
Effect on other postretirement benefit obligations	534,701	(494,841)

Plan Assets

Our defined benefit pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations. Overall investment risk is mitigated by maintaining a diversified portfolio of assets.

Asset allocation target ranges were established to meet our investment objectives. The expected long-term rate of return on plan assets is based on several factors, including the plans' asset allocation targets, the historical and projected performance on those asset classes, and on the plans' current asset composition. The target allocations for plan assets were approximately 67% equity securities and 33% debt securities for 2009. The target allocations are reevaluated approximately every two years, and as a result, the target percentages for 2010 are anticipated to be 57% and 43%.

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the guaranteed deposit account is determined through discounting expected future investment cash flow from both investment income and repayment of principal for each investment purchased.

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values and adjusted for management fees and asset charges, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Company for investment purposes.

The following table presents the fair value of the net assets, by asset category, at December 31, 2009 and 2008:

(Dollars in thousands)	**2009**	2008
Pooled separate accounts	**$ 77,399**	$ 65,582
Common stock	**26,289**	18,808
Guaranteed deposit account	**10,728**	6,987
Interest bearing cash	**179**	548
Total investments, at fair value	**$ 114,595**	$ 91,925

The following table sets forth by level, within the fair value hierarchy, the assets carried at fair value as of December 31, 2009.

(Dollars in thousands)	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$ -	$ 77,399	$ -	$ 77,399
Common stock	26,289	-	-	26,289
Guaranteed deposit account	-	-	10,728	10,728
Interest bearing cash	179	-	-	179
Total assets at fair value	$ 26,468	$ 77,399	$ 10,728	$ 114,595

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 assets for the year ended December 31, 2009.

(Dollars in thousands)	Guaranteed Deposit Account
Balance at beginning of year	$ 6,987
Realized gains (losses)	-
Unrealized gains relating to instruments still held at the reporting date	229
Purchases, sales, issuances and settlements (net)	3,512
Transfers in and/or out of Level 3	-
Balance at end of year	$ 10,728

Cash Flows

Contributions

At the current time, we have met the minimum funding requirements for our qualified defined benefit pension plans and are therefore not required to make a contribution to the plans in 2009 for any past years. In 2009 and 2008, we made annual contributions to the pension plans of approximately $8.2 million and $9.3 million, respectively. As there is no funding requirement for the nonqualified defined benefit pension plans and the Retiree Health and Life Insurance benefit plans, we will contribute the amount of benefit payments made during the year consistent with past practices.

Estimated Future Payments

The following pension benefit payments, which reflect expected future employee service, as appropriate, are expected to be paid through the utilization of plan assets for the funded plans and from operating cash flows for the unfunded plans. The Retiree Health and Life Insurance benefits, for which no funding has been made, are expected to be paid from operating cash flows. The benefit payments are based on the same assumptions used to measure our benefit obligation at the end of fiscal 2009.

(Dollars in thousands)

	Pension Benefits	Retiree Health and Life Insurance Benefits
2010	$ 8,023	$ 1,002
2011	6,801	1,033
2012	9,490	1,010
2013	7,438	986
2014	7,421	968
2015-2019	44,247	5,676

NOTE 10 - EMPLOYEE SAVINGS AND INVESTMENT PLAN

We sponsor the Rogers Employee Savings and Investment Plan (RESIP), a 401(k) plan for domestic employees. Employees can defer an amount they choose, up to the yearly IRS limit, which is $16,500 in 2009 and $15,500 in 2008. Certain eligible participants are also allowed to contribute the maximum catch-up contribution per IRS regulations. Beginning in 2008, our matching contribution changed from a 50% match on the first 5% of an eligible employee's annual pre-tax contribution to 6% of an eligible employee's annual pre-tax contribution at a rate of 100% for the first 1% and 50% for the next 5% for a total match of 3.5%. Also, beginning in 2008, our matching contribution is no longer invested in Rogers' stock. Unless otherwise indicated by the participant, the matching dollars are invested in the same funds as the participant's contributions. RESIP related expense amounted to $1.5 million in 2009, $1.6 million in 2008 and $1.3 million in 2007, which related solely to our matching contributions.

NOTE 11 - DEBT

Long-Term Debt

We have a Multicurrency Revolving Credit Agreement with RBS Citizens, National Association (Bank), a successor in interest to Citizens Bank of Connecticut (Credit Agreement). On November 16, 2009, we entered into Amendment No. 5 (Amendment) to this Credit Agreement. Pursuant to this Amendment, the total facility under the Credit Agreement was reduced from $100 million to $50 million, by eliminating the previously existing $25 million credit facility and reducing the previously existing $75 million credit facility to $50 million. The current $50 million credit facility (Credit Facility) is available for loans or letters of credit. It is a multi-currency facility under which we may borrow in U.S. dollars, Japanese Yen, Euros or any other currency freely convertible into U.S. dollars and traded on a recognized interbank market. Under the terms of the Credit Agreement, we have the right to incur additional indebtedness outside of the Credit Agreement through additional borrowings in an aggregate amount of up to $25 million.

The Credit Facility expires on November 12, 2011. The rate of interest charged on any outstanding loans can, at our option and subject to certain restrictions, be based on the prime rate or at a rate 200 basis points over LIBOR. Under the arrangement, the ongoing commitment fee is 30 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit.

There were no borrowings pursuant to the Credit Agreement at December 31, 2009 and December 31, 2008, respectively.

The Credit Agreement contains restrictive covenants primarily related to total indebtedness, interest expense, and capital expenditures. The Amendment modifies the definition of EBITDA contained in the Credit Agreement by adding back into earnings non-cash stock compensation charges and certain asset impairment charges, thereby relieving certain restraints on our ability to borrow. We were in compliance with all covenants at December 31, 2009 and December 31, 2008.

At December 31, 2009 we had certain standby letters of credit (LOC) and guarantees that were backed by the Credit Facility:

- $1.0 million irrevocable standby LOC - to guarantee Rogers' self insured workers compensation plan
- $0.2 million letter guarantee – to guarantee a payable obligation for a Chinese subsidiary (Rogers Shanghai)

No amounts were owed on the LOCs as of December 31, 2009 and December 31, 2008, respectively.

Interest

We paid an unused commitment fee of approximately $19,000 in 2009 and in 2008 we paid approximately $18,000 to renew the $25 million credit facility, and there were no interest charges in either year. No fees or interest charges were incurred in 2007.

Restriction on Payment of Dividends

Pursuant to the multi-currency revolving credit loan agreement, we cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

NOTE 12 - INCOME TAXES

Consolidated income (loss) from continuing operations before income taxes consists of:

(Dollars in thousands)	**2009**	2008	2007
Domestic	**$ (32,465)**	$ 4,924	$(11,672)
International	**12,316**	20,182	35,212
Total	**$ (20,149)**	$ 25,106	$ 23,540

The income tax expense (benefit) in the consolidated statements of income consists of:

(Dollars in thousands)	Current	Deferred	Total
2009			
Domestic	**$(4,042)**	**$ 43,902**	**$ 39,860**
International	**3,328**	**(5,698)**	**(2,370)**
State	**11**	**5,220**	**5,231**
Total	**$ (703)**	**$ 43,424**	**$ 42,721**
2008			
Domestic	$ 697	$ (3,174)	$ (2,477)
International	7,891	(1,537)	6,354
State	39	(427)	(388)
Total	$ 8,627	$ (5,138)	$ 3,489
2007			
Domestic	$ 421	$ (4,851)	$ (4,430)
International	8,785	(1,269)	7,516
State	252	(423)	(171)
Total	$ 9,458	$ (6,543)	$ 2,915

Deferred tax assets and liabilities as of December 31, 2009 and December 31, 2008, respectively, are comprised of the following:

(Dollars in thousands)	**2009**	2008
Deferred tax assets		
Accrued employee benefits and compensation	**$ 8,732**	$ 7,817
Postretirement benefit obligations	**14,636**	17,273
Tax credit carryforwards	**8,649**	3,557
Reserves and accruals	**5,740**	6,833
Depreciation and amortization	**20,018**	17,053
Other	**3,079**	3,215
Total deferred tax assets	**60,854**	55,748
Less deferred tax asset valuation allowance	**(52,143)**	-
Total deferred tax assets, net of valuation allowance	**8,711**	55,748
Deferred tax liabilities		
Investment in joint ventures, net	**267**	585
Depreciation and amortization	**5,139**	7,421
Total deferred tax liabilities	**5,406**	8,006
Net deferred tax asset	**$ 3,305**	$ 47,742

Income tax expense differs from the amount computed by applying the United States federal statutory income tax rate to income before income taxes. The reasons for this difference are as follows:

(Dollars in thousands)	**2009**	2008	2007
Tax expense at Federal statutory income tax rate	**$ (7,052)**	$ 8,787	$ 8,239
International tax rate differential	**(6,085)**	(3,185)	(2,292)
Foreign tax credit	**(817)**	(241)	(670)
General business credits	**(485)**	(517)	(926)
Tax Exempt Interest	**(132)**	(834)	(618)
Valuation allowance charge	**57,258**	-	(960)
Provision to return adjustment	**-**	(1,072)	(520)
Other	**34**	551	662
Income tax expense	**$ 42,721**	$ 3,489	$ 2,915

We are eligible for a tax holiday on the earnings of our subsidiaries in China. Under the business license agreement granted to Rogers Technologies (Suzhou) Company (RSZ), a wholly-owned subsidiary of ours, the first two years of cumulatively profitable operations were taxed at a zero percent tax rate followed by a reduced tax rate in subsequent years. In 2009, the fifth year under this agreement, RSZ reported pretax income of $0.3 million, which was subject to a tax rate of 10%, resulting in a negligible decrease of our effective tax rate. The tax rate in effect will be 22% in 2010, 24% in 2011, and will increase to the full rate of 25% in 2012. Under the business license agreement granted to Rogers (Shanghai) International Trading Company Ltd. (RSH), we were subject to a rate of tax of 20% in 2009, which resulted in a decrease of 5 percentage points in our effective tax rate based upon their pretax income of $5.1 million. The tax rate in effect will be 22% in 2010, 24% in 2011, and will increase to the full rate of 25% in 2012.

At December 31, 2009 we had a valuation allowance of $52.1 million against our U.S. deferred tax assets. A valuation allowance for deferred tax assets is recorded to the extent we cannot determine the ultimate realization of the net deferred tax assets is more likely than not. In 2009, the U.S. was in a significant cumulative three-year loss position. As the realization of deferred taxes is principally dependent upon the achievement of future taxable income, the estimation of which requires significant management judgment, we concluded that given the weight of both positive and negative evidence, a valuation allowance should be placed against our U.S. deferred tax assets. There was no valuation allowance recorded against our deferred tax assets at December 31, 2008.

Through December 31, 2009, we have not paid U.S. income taxes on approximately $90.6 million of unremitted foreign earnings because substantially all such earnings are intended to be reinvested indefinitely outside the U.S.

There were no tax benefits from the exercise of stock options in 2009. There was $0.5 million of benefits in 2008, and no tax benefits in 2007. These tax benefits have been allocated to additional paid-in-capital in stockholder's equity when realized.

Income taxes paid, net of refunds, were $1.1 million, $8.7 million, and $9.3 million in 2009, 2008 and 2007, respectively.

On January 1, 2007, with the adoption of new accounting guidance related to uncertain tax positions, we recognized an increase of $2.7 million in the liability for unrecognized tax benefits, which was recorded through a decrease in retained earnings. At December 31, 2009, we had gross tax-affected unrecognized tax benefits of $7.6 million, all of which if recognized, would impact the effective tax rate. In addition, at December 31, 2009 we have approximately $0.7 million of accrued interest related to uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	**2009**	2008
Beginning balance	**$ 8,679**	$ 8,447
Gross increases - tax positions in prior period	**1,305**	901
Gross decreases - tax positions in prior period	**-**	(148)
Gross increases - current period tax positions	**971**	710
Settlements	**(2,954)**	(192)
Lapse of statute of limitations	**(416)**	(1039)
Ending balance	**$ 7,585**	$ 8,679

It is reasonably possible that a reduction of unrecognized tax benefits in a range of $1.0 million to $1.5 million may occur within 12 months as a result of projected resolutions of worldwide tax disputes or the expiration of the statute of limitations.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. Our tax years from 2006 through 2009 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state, local and foreign examinations by tax authorities for the years before 2006.

NOTE 13 - SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Accumulated Other Comprehensive Income (Loss)

Accumulated balances related to each component of accumulated other comprehensive income (loss) are as follows:

(Dollars in thousands)	**December 31, 2009**	December 31, 2008
Foreign currency translation adjustments	**$ 17,096**	$ 15,364
Funded status of pension plans and other post retirement benefits	**(22,710)**	(33,935)
Unrealized loss on marketable securities, net of tax	**(2,670)**	(4,092)
Unrealized gain (loss) on derivative instruments	**(142)**	546
Accumulated other comprehensive income (loss)	**$ (8,426)**	$ (22,117)

Capital Stock and Equity Compensation Awards

Under the Rogers Corporation 2009 Long-Term Equity Compensation Plan we may grant stock options to officers, directors, and other key employees at exercise prices that are at least equal to the fair market value of our stock on the date of grant. Under our older plans, stock options to officers, directors, and other key employees could be granted at exercise prices that were as low as 50% of the fair market value of our stock as of the date of grant. However, in terms of these older plans, virtually all such options were granted at exercise prices equal to the fair market value of our stock as of the date of grant. With shareholder approval of the Rogers Corporation 2009 Long-Term Equity Compensation Plan, no new equity awards will be granted from our older plans. Except for grants made in 2004 and 2005, regular options granted to employees in the United States generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Stock option grants were also made to non-management directors, generally on a semi-annual basis, with the last of such grants being made in June of 2008. In December of 2008, each non-management director was awarded deferred stock units instead of stock options and such directors also were granted deferred stock units in May of 2009. Such deferred stock units permit non-management directors to receive, at a later date, one share of Rogers stock for each deferred stock unit with no payment of any consideration by the director at the time the shares are received. For director stock options, the exercise price was equal to the fair market value of our stock as of the grant date and they are immediately exercisable and expire ten years after the date of grant. Our 2005 Equity Compensation Plan and our 2009 Long-Term Equity Compensation Plan also permit the granting of restricted stock and certain other forms of equity awards to officers and other key employees, although as mentioned above, no new equity awards are being made pursuant to the 2005 plan. Stock grants in lieu of cash compensation are also made to non-management directors and the Stock Acquisition Program, approved in 2009, is now being used for such grants if a non-management director chooses to receive Rogers stock in lieu of cash compensation.

Shares of capital stock reserved for possible future issuance are as follows:

	December 31, 2009	December 31, 2008
Stock acquisition program	**121,680**	-
Stock options and restricted stock	**3,038,118**	2,372,133
Rogers Employee Savings and Investment Plan	**184,553**	173,863
Rogers Corporation Global Stock Ownership Plan for Employees	**288,224**	306,606
Stock to be issued in lieu of deferred compensation	**67,843**	41,656
Total	**3,700,418**	2,894,258

Each outstanding share of Rogers capital (common) stock has attached to it a stock purchase right. One stock purchase right entitles the holder to buy one share of Rogers capital (common) stock at an exercise price of $240.00 per share. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Rogers capital (common) stock. In certain circumstances, holders may acquire Rogers stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire on March 30, 2017 but may be exchanged or redeemed earlier. If such rights are redeemed, the redemption price would be $0.01 per right.

Stock Options

We currently grant stock options under various equity compensation plans. While we may grant options to employees that become exercisable at different times or within different periods, we have generally granted to employees options that vest and become exercisable in one-third increments on the 2nd, 3rd and 4th anniversaries of the grant dates. The maximum contractual term for all options is ten years.

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of an option. The fair value of options granted in 2009, 2008 and 2007 were calculated using the following weighted average assumptions:

	December 31, 2009	December 31, 2008	December 30, 2007
Options granted	**356,375**	322,922	250,736
Weighted average exercise price	**$ 23.59**	$ 31.91	$ 50.70
Weighted-average grant date fair value	**$ 9.62**	$ 15.01	$ 24.13
Assumptions:			
Expected volatility	**47.37%**	39.84%	36.75%
Expected term (in years)	**5.9**	7.0	7.0
Risk-free interest rate	**2.79%**	3.28%	4.67%
Expected dividend yield	-	-	-

Expected volatility – In determining expected volatility, we have considered a number of factors, including historical volatility and implied volatility.

Expected term – We use historical employee exercise data to estimate the expected term assumption for the Black-Scholes valuation.

Risk-free interest rate – We use the yield on zero-coupon U.S. Treasury securities for a period commensurate with the expected term assumption as its risk-free interest rate.

Expected dividend yield – We currently do not pay dividends on our common stock; therefore, a dividend yield of 0% was used in the Black-Scholes model.

In most cases, we recognize expense using the straight-line attribution method for both pre- and post-adoption grants. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, a forfeiture rate of approximately 3%. This assumption will be reviewed periodically and the rate will be adjusted as necessary based on these reviews. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Our employee stock option agreements contain a retirement provision, which results in the vesting of any unvested options immediately upon retirement. This provision affects the timing of option expense recognition for optionees meeting the criteria for retirement. We are recognizing compensation expense over the period from the date of grant to the date retirement eligibility is met if it is shorter than the required service period or upon grant if the employee is eligible for retirement.

A summary of the activity under our stock option plans as of December 31, 2009 and changes during the year then ended, is presented below:

	Options Outstanding	Weighted -Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2008	2,184,878	$ 40.11		
Options granted	356,375	23.59		
Options exercised	(61,620)	17.51		
Options cancelled	(78,315)	35.29		
Options outstanding at December 31, 2009	2,401,318	38.40	5.8	$ 3,353,683
Options exercisable at December 31, 2009	1,586,720	41.69	4.5	962,726
Options vested or expected to vest at December 31, 2009 *	2,376,880	38.46	5.7	3,281,955

* In addition to the vested options, we expect a portion of the unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

During the years ended December 31, 2009 and December 31, 2008, the total intrinsic value of options exercised (i.e. the difference between the market price at time of exercise and the price paid by the individual to exercise the options) was $0.2 million and $0.9 million, respectively. The total amount of cash received from the exercise of these options was $1.0 million and $1.6 million, respectively. The total grant-date fair value of stock options that vested during the years ended December 31, 2009 and December 31, 2008 was approximately $3.4 million and $4.3 million, respectively.

As of December 31, 2009, there was $3.7 million of total unrecognized compensation cost related to unvested stock option awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

We recognized $3.4 million and $4.3 million of compensation expense related to stock options for the years ended December 31, 2009 and December 31, 2008, respectively.

A summary of activity under the stock options plans for the fiscal years ended 2009, 2008 and 2007 is presented below:

	2009		2008		2007	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock Options						
Outstanding at beginning of year	**2,184,878**	**$ 40.11**	1,989,646	$ 40.39	2,118,631	$ 37.94
Granted	**356,375**	**23.59**	322,922	31.91	250,736	50.70
Exercised	**(61,620)**	**17.51**	(98,524)	17.05	(264,531)	26.91
Cancelled	**(78,315)**	**35.29**	(29,166)	45.89	(115,190)	48.08
Outstanding at year-end	**2,401,318**	**$ 38.40**	2,184,878	$ 40.11	1,989,646	$ 40.39
Options exercisable at end of year	**1,586,720**		1,602,016		1,653,331	

Restricted Stock

In 2006, we began granting restricted stock to certain key executives. This restricted stock program is a performance based plan that awards shares of common stock of the Company at the end of a three-year measurement period. Awards associated with this program granted in 2007 and 2008 cliff vest at the end of the three-year period and eligible participants can be awarded shares ranging from 0% to 200% of the original award amount, based on defined performance measures associated with earnings per share. The 2009 grants cliff vest at the end of the three-year period and eligible participants can be awarded shares ranging from 0% to 200% of the original award amount, based on defined performance measures associated with a combined measure using earnings per share, net sales and free cash flow.

We will recognize compensation expense on these awards ratably over the vesting period. The fair value of the award will be determined based on the market value of the underlying stock price at the grant date. The amount of compensation expense recognized over the vesting period will be based on our projections of the performance measure over the requisite service period and, ultimately, how that performance compares to the defined performance measure. If, at any point during the vesting period, we conclude that the ultimate result of this measure will change from that originally projected, we will adjust the compensation expense accordingly and recognize the difference ratably over the remaining vesting period.

A summary of activity under the restricted stock plans for the fiscal years ended 2009, 2008 and 2007 is presented below:

	2009	2008	2007
Non-vested shares outstanding at beginning of year	**78,950**	44,800	24,300
Awards granted	**46,250**	34,150	20,500
Awards issued	**(24,300)**	-	-
Non-vested shares outstanding at year-end	**100,900**	78,950	44,800

We recognized $0.2 million and $0.6 million of compensation expense related to restricted stock for the years ended December 31, 2009 and December 31, 2008, respectively. The 2009 expense represents no projected payout for the 2007 and 2008 grants, and a projected payout of 17% for the awards granted in 2009. The 2008 expense represents a projected payout of 155% of the award granted in 2006 and 19% of the award granted in 2008.

As of December 31, 2009, there was $0.2 million of total unrecognized compensation cost related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Employee Stock Purchase Plan

We have an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of our common stock at 85% of the fair market value. The ESPP has two six-month offering periods per year, the first beginning in January and ending in June and the second beginning in July and ending in December. The ESPP contains a look-back feature that allows the employee to acquire stock at a 15% discount from the underlying market price at the beginning or end of the respective period, whichever is lower. We recognize compensation expense on this plan ratably over the offering period based on the fair value of the anticipated number of shares that will be issued at the end of each respective period. Compensation expense is adjusted at the end of each offering period for the actual number of shares issued. Fair value is determined based on two factors: (i) the 15% discount amount on the underlying stock's market value on the first day of the respective plan period, and (ii) the fair value of the look-back feature determined by using the Black-Scholes model. We recognized approximately $0.5 million of compensation expense associated with the plan in each of the years ended December 31, 2009 and December 31, 2008.

Common Stock Repurchase Plan

On February 15, 2008, our Board of Directors approved a buyback program, under which we were authorized to repurchase up to an aggregate of $30 million in market value of common stock over a twelve-month period. Through the three months ended March 30, 2008 we had repurchased 906,834 shares of common stock, for $30.0 million, which completed this buyback program. There has been no stock buyback program in place since March 30, 2008.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Leases

Our principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that we pay maintenance costs. The lease periods typically range from one to five years and include purchase or renewal provisions. We also have leases that are cancellable with minimal notice. Lease expense was $1.8 million in 2009, $1.5 million in 2008, and $1.9 million in 2007.

Future minimum lease payments under noncancellable operating leases at December 31, 2009, aggregated, are $2.8 million. Of this amount, annual minimum payments are $1.4 million, $0.8 million, $0.3 million, and $0.3 million for years 2010 through 2014, respectively.

Environmental Activities and General Litigation

We are currently engaged in the following environmental and legal proceedings:

Superfund Sites

We are currently involved as a potentially responsible party (PRP) in one active case involving waste disposal sites. Currently, this proceeding are at a stage where it is still not possible to estimate the ultimate cost of remediation, the timing and extent of remedial action that may be required by governmental authorities, and the amount of our liability, if any, alone or in relation to that of any other PRPs. However, the costs incurred since inception for this claim have been immaterial and have been primarily covered by insurance policies, for both legal and remediation costs. We have been assessed a cost sharing percentage of approximately 2% in relation to the range for estimated total cleanup costs of $17 million to $24 million. We believe we have sufficient insurance coverage to fully cover this liability and have recorded a liability and related insurance receivable of approximately $0.4 million as of December 31, 2009, which approximates our share of the low end of the range.

In relation to the current superfund case, we believe we are a de minimis participant and have only been allocated an insignificant percentage of the total PRP cost sharing responsibility. Based on facts presently known to us, we believe that the potential for the final results of this case having a material adverse effect on our results of operations, financial position or cash flows is remote. This case has been ongoing for many years and we believe that it will continue on for the indefinite future. No time frame for completion can be estimated at the present time.

During 2009, we settled a second superfund case when we reached agreement with the Connecticut Department of Environmental Protection (CT DEP) as a de minimis party and paid approximately $0.1 million to settle our portion of the claim, which released us from further involvement with the site.

PCB Contamination

We have been working with the CT DEP and the United States Environmental Protection Agency (EPA) Region I in connection with certain polychlorinated biphenyl (PCB) contamination in the soil beneath a section of cement flooring at our Woodstock, Connecticut facility. We completed clean-up efforts in 2000 in accordance with a previously agreed upon remediation plan. To address the small amount of residual contamination at the site, we proposed a plan of Monitored Natural Attenuation, which was subsequently rejected by the CT DEP. The CT DEP has additionally rejected two revised plans that were submitted. During the second quarter of 2009, the CT DEP required us to install additional wells on site to better determine the amount and location of the residual contamination. As of the third quarter of 2009, one of the additional wells had tested positive for PCBs, and we were therefore required to install additional wells to continue to try and determine the extent of the contamination. We have accrued a liability of $0.2 million as of year end 2009, which approximates our best estimate for additional remediation costs at this site. Also, we recently discovered additional contamination related to PCBs in the facility that contained the equipment that was the source of the original PCB contamination. During the third quarter of 2009, it was concluded that remediation of the contamination within the facility will cost between $0.2 million and $0.4 million; therefore, we recorded an additional liability of $0.2 million related to this issue as of year end 2009, which represents the low end of the estimated range.

Since inception, we have spent approximately $2.5 million in remediation and monitoring costs related PCB's at to the site. We believe that this situation will continue for several more years and no time frame for completion can be estimated at the present time.

Asbestos Litigation

A significant number of asbestos-related product liability claims have been brought against numerous United States industrial companies where the third-party plaintiffs allege personal injury from exposure to asbestos-containing products. We have been named, along with hundreds of other companies, as a defendant in some of these claims. In virtually all of these claims filed against us, the plaintiffs are seeking unspecified damages, or, if an amount is specified, such amount merely represents jurisdictional amounts. Even in those situations where specific damages are alleged, the claims frequently seek the same amount of damages, irrespective of the disease or injury. Plaintiffs' lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or even thousands of claimants. As a result, even when specific damages are alleged with respect to a specific disease or injury, those damages are not expressly identified as to us.

We did not mine, mill, manufacture or market asbestos; rather, we made some limited products, which contained encapsulated asbestos. Such products were provided to industrial users. We stopped manufacturing these products in the late 1980s.

- Claims

We have been named in asbestos litigation primarily in Illinois, Pennsylvania and Mississippi. As of December 31, 2009, there were approximately 167 pending claims compared to approximately 163 pending claims at December 31, 2008. The number of open claims during a particular time can fluctuate significantly from period to period depending on how successful we have been in getting these cases dismissed or settled. Some jurisdictions prohibit specifying alleged damages in personal injury tort cases such as these, other than a minimum jurisdictional amount which may be required for such reasons as allowing the case to be litigated in a jury trial (which the plaintiffs believe will be more favorable to them than if heard only before a judge) or allowing the case to be litigated in federal court. This is in contrast to commercial litigation, in which specific alleged damage claims are often permitted. The prohibition on specifying alleged damage sometimes applies not only to the suit when filed but also during the trial – in some jurisdictions the plaintiff is not actually permitted to specify to the jury during the course of the trial the amount of alleged damages the plaintiff is claiming. Further, in those jurisdictions in which plaintiffs are permitted to claim specific alleged damages, many plaintiffs nonetheless still choose not to do so. In those cases in which plaintiffs are permitted to and do choose to assert specific dollar amounts in their complaints, we believe the amounts claimed are typically not meaningful as an indicator of a company's potential liability. This is because (1) the amounts claimed may bear no relation to the level of the plaintiff's injury and are often used as part of the plaintiff's litigation strategy, (2) the complaints typically assert claims against numerous defendants, and often the alleged damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group, making it impossible for a particular defendant to quantify the alleged damages that are being specifically claimed against it and therefore its potential liability, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and ultimately are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the approximately 167 claims pending as of December 31, 2009, 55 claims do not specify the amount of damages sought, 109 claims cite jurisdictional amounts, and only three (3) claims (or approximately 1.8% of the pending claims) specify the amount of damages sought not based on jurisdictional requirements. Of these three (3) claims, two (2) claims allege compensatory and punitive damages of $20,000,000; and one (1) claim alleges compensatory and punitive damages of $1,000,000, and an unspecified amount of exemplary damages, interest and costs. These three (3) claims name between nine (9) and seventy-six (76) defendants. However, for the reasons cited above, we do not believe that this data allows for an accurate assessment of the relation that the amount of alleged damages claimed might bear to the ultimate disposition of these cases.

The rate at which plaintiffs filed asbestos-related suits against us increased in 2001, 2002, 2003 and 2004 because of increased activity on the part of plaintiffs to identify those companies that sold asbestos containing products, but which did not directly mine, mill or market asbestos. A significant increase in the volume of asbestos-related bodily injury cases arose in Mississippi in 2002. This increase in the volume of claims in Mississippi was apparently due to the passage of tort reform legislation (applicable to asbestos-related injuries), which became effective on September 1, 2003 and which resulted in a higher than average number of claims being filed in Mississippi by plaintiffs seeking to ensure their claims would be governed by the law in effect prior to the passage of tort reform. The number of asbestos-related suits filed against us increased slightly in 2007, declined in 2008 but increased again in 2009.

- Defenses

In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of exposure to our asbestos-containing products. We continue to believe that a majority of the claimants in pending cases will not be able to demonstrate exposure or loss. This belief is based in large part on two factors: the limited number of asbestos-related products manufactured and sold by us and the fact that the asbestos was encapsulated in such products. In addition, even at sites where the presence of an alleged injured party can be verified during the same period those products were used, our liability cannot be presumed because even if an individual contracted an asbestos-related disease, not everyone who was employed at a site was exposed to the asbestos-containing products that we manufactured. Based on these and other factors, we have and will continue to vigorously defend ourselves in asbestos-related matters.

- Dismissals and Settlements

Cases involving us typically name 50-300 defendants, although some cases have had as few as one and as many as 833 defendants. We have obtained dismissals of many of these claims. For the fiscal year ended December 31, 2009, we were able to have approximately 96 claims dismissed and settled 22 claims. For the fiscal year ended December 31, 2008, approximately 83 claims were dismissed and 4 were settled. The majority of costs have been paid by our insurance carriers, including the costs associated with the small number of cases that have been settled. Such settlements totaled approximately $7.6 million in 2009, compared to approximately $1.5 million for 2008. Although these figures provide some insight into our experience with asbestos litigation, no guarantee can be made as to the dismissal and settlement rate that we will experience in the future.

Settlements are made without any admission of liability. Settlement amounts may vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the claimant, the existence or absence of other possible causes of the alleged illness of the alleged injured party and the availability of legal defenses, as well as whether the action is brought alone or as part of a group of claimants. To date, we have been successful in obtaining dismissals for many of the claims and have settled only a limited number. The majority of settled claims were settled for immaterial amounts, and the majority of such costs have been paid by our insurance carriers. In addition, to date, we have not been required to pay any punitive damage awards.

- Potential Liability

In late 2004, we determined that it was reasonably prudent, based on facts and circumstances known to us at that time, to have a formal analysis performed to determine our potential future liability and related insurance coverage for asbestos-related matters. This determination was made based on several factors, including the growing number of asbestos-related claims at the time and the related settlement history. As a result, National Economic Research Associates, Inc. (NERA), a consulting firm with expertise in the field of evaluating mass tort litigation asbestos bodily-injury claims, was engaged to assist us in projecting our future asbestos-related liabilities and defense costs with regard to pending claims and future unasserted claims. Projecting future asbestos costs is subject to numerous variables that are extremely difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the long latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these inherent uncertainties, the limited amount and variability of our claims history and consultations with NERA, we believe that five years is the most reasonable period for recognizing a reserve for future costs, and that costs that might be incurred after that period are not reasonably estimable at this time. As a result, we also believe that our ultimate net asbestos-related contingent liability (i.e., our indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty.

- Insurance Coverage

Our applicable insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. Following the initiation of asbestos litigation, an effort was made to identify all of our primary and excess insurance carriers that provided applicable coverage beginning in the 1950s through the mid-1980s. There are three such primary carriers and numerous excess carriers, all of which were put on notice of the litigation. In late 2004, Marsh Risk Consulting (Marsh), a consulting firm with expertise in the field of evaluating insurance coverage and the likelihood of recovery for asbestos-related claims, was engaged to work with us to project our insurance coverage for asbestos-related claims. Marsh's conclusions were based primarily on a review of our coverage history, application of reasonable assumptions on the allocation of coverage consistent with industry standards, an assessment of the creditworthiness of the insurance carriers, analysis of applicable deductibles, retentions and policy limits, the experience of NERA and a review of NERA's reports.

- Cost Sharing Agreement

To date, our primary insurance carriers have provided for substantially all of the settlement and defense costs associated with our asbestos-related claims. However, as claims continued, we determined, along with our primary insurance carriers, that it would be appropriate to enter into a cost sharing agreement to clearly define the cost sharing relationship among such carriers and ourselves. A definitive cost sharing agreement was finalized on September 28, 2006. Under the definitive agreement, the primary insurance carriers will continue to pay essentially all resolution and defense costs associated with these claims until the coverage is exhausted.

- Impact on Financial Statements

Given the inherent uncertainty in making future projections, we have had the projections of current and future asbestos claims periodically re-examined, and we will have them updated if needed based on our experience, changes in the underlying assumptions that formed the basis for NERA's and Marsh's models, and other relevant factors, such as changes in the tort system and our success in resolving claims. Based on the assumptions employed by and the report prepared by NERA and other variables, NERA and Marsh updated their respective analyses for year end 2009 and the estimated liability and estimated insurance recovery as of December 31, 2009, for the five-year period through 2014, is $27.5 million and $27.4 million, respectively. As of December 31, 2008 the estimated liability and estimated insurance recovery, for the five-year period through 2013, was $24.3 and $24.0 million, respectively.

The amounts that we have recorded for the asbestos-related liability and the related insurance receivables described above were based on currently known facts and a number of assumptions. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of such claims, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual liability and insurance recoveries for us to be higher or lower than those projected or recorded.

There can be no assurance that our accrued asbestos liabilities will approximate our actual asbestos-related settlement and defense costs, or that our accrued insurance recoveries will be realized. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future, which could exceed existing reserves, but such excess amounts cannot be estimated at this time. We will continue to vigorously defend ourselves and believe we have substantial unutilized insurance coverage to mitigate future costs related to this matter.

Other Environmental and General Litigation

- In 2005, we began to market our manufacturing facility in Windham, Connecticut to find potential interested buyers. This facility was formerly the location of the manufacturing operations of our elastomer component and float businesses prior to the relocation of these businesses to Suzhou, China in the fall of 2004. As part of our due diligence in preparing the site for sale, we determined that there were several environmental issues at the site and, although under no legal obligation to voluntarily remediate the site, we believed that remediation procedures would have to be performed in order to successfully sell the property. We determined that the potential remediation cost would be between approximately $0.4 million to $1.0 million with the most likely cost being the mid-point of this range and therefore, we recorded a $0.7 million charge in the fourth quarter of 2005. The remediation for this site was completed during 2008. Due to the remediation not being as extensive as originally estimated, we reduced the accrual by approximately $0.5 million and paid approximately $0.2 million in costs associated with the remediation work. During 2009, we entered into the post-remediation monitoring period, which is required to continue for a minimum of four quarters up to a maximum of eight quarters and will continue at least to the end of 2010, at which point the CT DEP will evaluate the site and determine if any additional remediation work will be necessary, or if the site can be closed. As of December 31, 2009 any costs associated with this monitoring are expected to be minimal and will be expensed as incurred.

- On May 16, 2007, CalAmp Corp. (CalAmp) filed a lawsuit against us for unspecified damages. During the second quarter of 2008, CalAmp responded to discovery requests in the litigation and stated that their then current estimated total damages were $82.9 million. In the lawsuit, which was filed in the United States District Court, Central District of California, CalAmp alleged performance issues with certain printed circuit board laminate materials we had provided for use in certain of their products. In the first quarter of 2009 this lawsuit was settled for $9.0 million. The settlement was reached through mediation mandated by the United States District Court for the Central District of California. Both parties acknowledged that Rogers admitted no wrongdoing or liability for any claim made by CalAmp. We agreed to settle this litigation solely to avoid the time, expense and inconvenience of continued litigation. Under the settlement reached through mediation mandated by the U.S. District Court for the Central District of California, we paid CalAmp the $9.0 million settlement amount in January 2009. We had accrued $0.9 million related to this lawsuit in 2007 and recorded an additional $8.1 million in the fourth quarter of 2008. Legal and other costs related to this lawsuit were approximately $1.8 million in 2008. In February 2009, subsequent to the settlement with CalAmp, we reached an agreement with our primary insurance carrier to recover costs associated with a portion of the settlement ($1.0 million) as well as certain legal fees and other defense costs associated with the lawsuit (approximately $1.0 million). Payment for these amounts was received in the first quarter of 2009. On February 6, 2009, we filed suit in the United States District Court for the District of Massachusetts against Fireman's Fund Insurance Company, our excess insurance carrier, seeking to collect the remaining $8.0 million of the settlement amount. At this time, we cannot determine the probability of recovery in this matter and, consequently, have not recorded this amount as a receivable.

In addition to the above issues, the nature and scope of our business brings us in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject us to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. We have established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse impact on our results of operations, financial position, or cash flows.

NOTE 15 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

As of December 31, 2009, we have identified eight operating segments and have aggregated those segments into four reportable segments as follows: Printed Circuit Materials, High Performance Foams, Custom Electrical Components, and Other Polymer Products. The following is a description of each reportable segment.

Printed Circuit Materials: This reportable segment is comprised of one operating segment and one joint venture that produce laminate materials, which are primarily fabricated by others into circuits and used in electronic equipment for transmitting, receiving, and controlling electrical signals. These products tend to be proprietary materials that provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

High Performance Foams: This reportable segment consists of two operating segments and two joint ventures that manufacture products consisting primarily of high-performance urethane and silicone foams. These foams are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold primarily though fabricators and OEM's on a worldwide basis.

Custom Electrical Components: This reportable segment is comprised of two operating segments that include electroluminescent lamps, inverters and power distribution system components. These products are custom designed electronic components tailored to the specific need of each of a wide range of applications and sold primarily to electronic subsystem assemblers and OEM's primarily in the ground transportation and telecommunication markets on a worldwide basis.

Other Polymer Products: This reportable segment consists of three operating segments that produce the following products: elastomer component products, which include floats for fill level sensing in fuel tanks, motors and storage tanks and elastomer rollers and belts for document handling in copiers, computer printers, mail sorting machines, and automated teller machines; nonwoven composite materials that are manufactured for medical padding, industrial prefiltration applications, and consumable supplies in the lithographic printing industry and thermal management products. This segment also includes one joint venture, RCCT, which manufactures flexible circuit materials which are then resold by us. This material is primarily used for portable communications device applications.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on many factors including sales, sales trends, margins and operating performance.

Inter-company transactions, which are generally priced with reference to costs or prevailing market prices, have been eliminated from the data reported in the following tables.

Reportable Segment Information

(Dollars in thousands)	Printed Circuit Materials	High Performance Foams	Custom Electrical Components	Other Polymer Products	Total
2009					
Net sales	**$112,917**	**$ 104,824**	**$ 50,766**	**$ 23,314**	**$291,821**
Operating income (loss)	**250**	**5,054**	**(21,225)**	**(13,651)**	**(29,572)**
Total assets	**148,695**	**215,249**	**20,575**	**22,959**	**407,478**
Capital expenditures	**7,216**	**3,092**	**1,497**	**282**	**12,087**
Depreciation	**2,639**	**4,024**	**9,135**	**2,163**	**17,961**
Investment in unconsolidated joint ventures	**40**	**26,052**	**-**	**7,876**	**33,968**
Equity income (loss) in unconsolidated joint ventures	**-**	**5,756**	**-**	**(294)**	**5,462**
2008					
Net sales	$123,215	$ 119,462	$ 92,574	$ 30,111	$365,362
Operating income (loss)	(2,990)	20,553	(137)	(7,563)	9,863
Total assets	168,292	190,929	86,815	37,403	483,439
Capital expenditures	12,161	3,897	3,753	1,193	21,004
Depreciation	3,059	2,823	10,498	2,017	18,397
Investment in unconsolidated joint ventures	8,136	22,915	-	-	31,051
Equity income in unconsolidated joint ventures	157	6,079	-	-	6,236
2007					
Net sales	$143,820	$ 110,592	$ 135,142	$ 23,144	$412,698
Operating income (loss)	1,214	20,037	(4,068)	(5,411)	11,772
Total assets	186,496	119,442	125,395	31,660	462,993
Capital expenditures	15,463	6,057	5,943	3,422	30,885
Depreciation	5,247	3,623	14,179	1,247	24,296
Investment in unconsolidated joint ventures	9,820	20,736	-	-	30,556
Equity income in unconsolidated joint ventures	250	7,836	-	-	8,086

* Results of RCCT are included in the Other Polymer Products reportable segment as of 2009.

Information relating to our operations by geographic area is as follows:

	Net Sales [1]			Long-lived Assets [2]	
(Dollars in thousands)	**2009**	2008	2007	**2009**	2008
United States	**$ 80,191**	$ 102,649	$ 119,979	**$ 63,038**	$ 69,772
Asia	**136,563**	174,903	197,167	**40,328**	34,327
Europe	**62,920**	73,501	73,731	**30,114**	50,757
Other	**12,147**	14,309	21,821	**-**	-
Total	**$ 291,821**	$ 365,362	$ 412,698	**$133,480**	$154,856

[1] Net sales are attributed to countries based on the location of the customer.
[2] Long-lived assets are based on the location of the asset and include goodwill and other intangibles and property, plant and equipment.

NOTE 16 - RESTRUCTURING / IMPAIRMENT CHARGES

The following table summarizes the restructuring and impairment charges (recoveries) recorded in income from continuing operations for each of the fiscal years in the three-year period ended December 31, 2009:

(Dollars in thousands)

	2009	2008	2007
Inventory charges (1)			
Printed Circuit Materials	**$ 380**	$ --	$ 2,500
Custom Electrical Components	**430**	--	4,262
	810	--	6,762
Inventory recoveries (1)			
Printed Circuit Materials	--	(1,015)	(1,278)
Custom Electrical Components	--	(2,742)	(971)
	--	(3,757)	(2,249)
Property, plant and equipment charges (3)			
High Performance Foams	**559**	--	--
Printed Circuit Materials	**800**	77	630
Custom Electrical Components	**8,643**	100	2,500
Other Polymer Materials	**7,981**	--	--
	17,983	177	3,130
Prepaid license charges (2)			
Custom Electrical Components	--	335	1,843
	--	335	1,843
Goodwill impairment (4)			
Other Polymer Materials	--	--	525
	--	--	525
Severance (4)	**4,920**	--	3,013
Total charges (benefit)	**$ 23,713**	$ (3,245)	$ 13,024

(1) These amounts are included in cost of sales on our consolidated statements of income with the exception of $0.5 million in the Custom Electrical Components reportable segment in 2007 which is recorded in selling and administrative expenses on our consolidated statements of income.
(2) These amounts are included in selling and administrative expenses on our consolidated statements of income.
(3) These amounts are included in restructuring and impairment charges on our consolidated statements of income in 2009. Amounts relating to 2008 and 2007 were included in cost of sales in our consolidated statements of income.
(4) These amounts have been included in restructuring and impairment on our consolidated statements of income.

2009

During 2009, we recorded approximately $23.7 million in restructuring and impairment charges, of which $0.8 million is recorded in "Cost of Sales" on our consolidated statements of operations. The restructuring and impairment charges, were comprised of the following:

- $18.0 million in charges related to the impairment of certain long-lived assets in our Flexible Circuit Materials ($7.7 million), Durel ($8.6 million), Advanced Circuit Materials ($0.8 million), Thermal Management Systems ($0.3 million) and ($0.6 million) High Performance Foams operations;
- $4.9 million in severance related to a workforce reduction; and
- $0.8 million in charges related to additional inventory reserves at Durel and Flexible Circuit Materials, which is recorded in "Cost of sales" on our consolidated statements of operations.

These charges are discussed in greater detail below.

- Flexible Circuit Materials

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would exit the flexible circuit materials market and effectively discontinue any new product development or research in this area. Over the past several years, the flexible circuit materials market has experienced increased commoditization of its products, resulting in increased competition and extreme pricing pressures. In 2008, we took certain initial actions to streamline our flexible circuit materials business, including shifting production of certain products to our joint venture in Taiwan, and retaining only certain, higher margin products. However, we determined that the future markets for these products were very limited and did not fit with the strategic direction of the Company. Therefore, we determined that we would immediately stop production of certain remaining flexible circuit materials products and continue to support only select customers for a limited time period going forward, ultimately resulting in the abandonment of our wholly-owned flexible circuit materials business.

As a result of these management decisions, we determined it appropriate to evaluate the assets related to this business for valuation issues. This analysis resulted in an impairment charge related to specific equipment located in our Belgian facility. This equipment was to be used primarily for the development of certain flexible circuit materials-related products; however, based on the decision to abandon the business, this equipment is no longer of use to us. We recognized an impairment charge of approximately $6.0 million related to this equipment and wrote it down to an estimated salvage value of approximately $2.0 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

We also recorded an impairment charge on a building located in Suzhou, China that was built to support our flexible circuit materials business in the Asian marketplace. We are currently marketing this building for sale and have classified it as an "asset held for sale" and recorded an impairment charge of approximately $1.6 million to reflect the current fair market value of the building less costs to sell. The remaining asset value of $4.0 million will be classified as an "asset held for sale" in the "current asset" section of our consolidated statements of financial position. The impairment charge is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

Further, as part of the decision to exit the flexible circuit materials business, we recorded additional reserves on certain inventory that will no longer be sold, of approximately $0.4 million. This charge is reported as part of "Cost of sales" in our consolidated statements of operations and is contained in our Printed Circuit Materials reportable segment.

We also recorded an impairment charge on certain other assets pertaining to the flexible circuit materials business in Asia of approximately $0.1 million, which is reported in the "Restructuring and impairment" line item in our consolidated statements of operations and is contained in our Other Polymer Products reportable segment.

- High Performance Foams

During the fourth quarter of 2009, we recorded an impairment charge of $0.6 million on our manufacturing facility located in Richmond, Virginia which was acquired as part of the acquisition of certain assets of MTI Inc. The building was classified as an "asset held for sale" when acquired in the second quarter of 2009. Current market conditions resulted in the fourth quarter impairment charge.

This charge is in our High Performance Foams reportable segment.

- Durel

Over the past few years, our Durel electroluminescent (EL) lamp business has steadily declined as new technologies have emerged to replace these lamps in cell phone and other related applications. In the second quarter of 2007, we took initial steps to restructure the Durel business for this decline, as we shifted the majority of manufacturing to our China facility and recorded impairment charges on certain U.S. based assets. Since that time, we have continued to produce EL lamps out of our China facility at gradually declining volumes and our management team has initiated efforts to develop new product applications using our screen printing technology. Our initial forecasts indicated the potential for new applications to go to market in the second half of 2009; however, at this point we have not successfully developed any new applications that we currently estimate would generate material cash flows in the future. We concluded that this situation, plus the fact that our EL lamp production is now primarily limited to automotive applications as there are no longer material sales into the handheld market as of the second quarter of 2009, is an indicator of impairment. The resulting analysis concluded that these assets should be treated as "abandoned", as they are not in use and we do not anticipate the assets being placed in use in the near future. As such, these assets were written down to their current fair value, which in this case approximates salvage value as there is not a readily available market for these assets since the technology is becoming obsolete. Therefore, we recorded an impairment charge of approximately $4.6 million related to these assets, resulting in a remaining book value of approximately $0.7 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations.

Further, as a result of reaching end of life on certain handheld applications, we recorded additional inventory reserves of approximately $0.4 million, as this inventory no longer has any value or future use. This charge is reported as part of "Cost of sales" in our consolidated statements of operations.

During the fourth quarter of 2009, as a result of the continued decline in the Durel business, as described above, we made the decision to market for sale the Durel facility located in Chandler, Arizona. As a result of this decision, the fair value of the building was appraised at approximately $7.1 million, resulting in an impairment charge of $4.0 million. This charge is reported in the "Restructuring and impairment" line item in our consolidated statement of operations. Technically, the building does not meet the definition of an asset-held-for-sale, per the relevant accounting guidance, and therefore it will continue to be classified as "Property, plant and equipment" on our consolidated statement of financial position at December 31, 2009.

These charges are reported in our Custom Electrical Components reportable segment.

- Advanced Circuit Materials

Early in 2008, management determined based on forecasts at that time, that we would need additional capacity for our high frequency products later that year. Management had already undertaken initiatives to build additional capacity through a new facility on our China campus, but needed a solution to fill interim capacity needs. Therefore, we initiated efforts to move idle equipment from our Belgian facility to our Arizona facility and incurred costs of approximately $0.8 million due to these efforts. At the end of 2008, our overall business began to decline due in part to the global recession, and management determined that we would not need this equipment at that time but that we would still need certain capacity later in 2009 prior to the China capacity coming on line. However, in 2009, business did not recover as quickly as anticipated and we now believe that we will not need this equipment as we currently have sufficient capacity to meet our current needs and the China facility will be available in time to satisfy any increase in demand. Therefore, we have determined that the costs incurred related to the relocation of this equipment should be impaired and equipment purchased or refurbished as part of the relocation should be written down to an estimated salvage value, resulting in a charge of approximately $0.8 million, which is reflected in the "Restructuring and impairment" line item on our consolidated statements of operations.

These charges are reported in our Printed Circuit Materials reportable segment.

- Thermal Management Systems

In the second quarter of 2009 as part of our strategic planning process, our management team determined that we would abandon the development of certain products related to our thermal management systems start up business, specifically products related to our thermal interface material (TIM). We have not been successful in developing this product and are not confident in its future market potential; therefore, we chose to abandon its development to focus solely on the development of aluminum silicon carbide products, which we believe have a stronger market potential. This decision resulted in a charge of approximately $0.3 million from the impairment of certain assets related to TIM production. This charge is reflected in the "Restructuring and impairment" line item on our consolidated statements of operations.

These charges are reported in our Other Polymer Products reportable segment.

- Severance

In the first half of 2009, we announced certain cost reduction initiatives that included a workforce reduction and a significant reduction in our operating and overhead expenses in an effort to better align our cost structure with the lower sales volumes experienced at the end of 2008 and in 2009. As a result, we recognized approximately $4.9 million in severance charges in 2009, and paid out approximately $3.8 million in severance during 2009.

A summary of the activity in the accrual for severance is as follows:

(Dollars in thousands)	
Balance at December 31, 2008	$ -
Provisions	4,920
Payments	(3,832)
Balance at December 31, 2009	$ 1,088

2007

- Durel

In 2007, we recorded a non-cash pre-tax charge of $9.4 million related to our Durel operating segment, which is aggregated into our Custom Electrical Components reportable segment. This charge included a $7.6 million restructuring charge related to the write down of inventory and accelerated depreciation on machinery and equipment related to the Durel business and a $1.8 million charge related to the accelerated expense recognition of a prepaid license associated with a certain flexible electroluminescent (EL) lamp product. These charges were partially offset by the sale of approximately $1.0 million of inventory previously reserved for in the second quarter of 2007. These charges resulted from a significant change in the current outlook for existing and future EL lamp programs during the second quarter of 2007 based on information related to certain program terminations from our most significant customer of EL lamps in the portable communications market. As a result of this change in business conditions, all remaining production of EL lamps for the portable communications market that was located at Durel's manufacturing facility in Arizona was shifted to China by the end of the second quarter of 2007. As of year end 2008, substantially all EL production, including lamps for the automotive industry, shifted to our China facility. The significant change in the outlook of EL programs and the planned shift in EL production to China was an indicator of impairment that triggered an impairment analysis on the long-lived assets of the Durel business. The impairment analysis, which was completed as part of the second quarter of 2007 closing process, led us to conclude that no impairment charge associated with the Durel long-lived assets was necessary. As such, we determined that it was appropriate to reduce the estimated useful lives of EL lamp related equipment in Durel's US manufacturing facility. In addition, the reduced forecast of EL lamp sales, specifically related to flexible EL lamps for the portable communications market, caused us to accelerate the expense recognition of a prepaid license associated with flexible EL lamps based on the current forecasted revenues. We incurred charges of approximately $0.4 million in 2008 related to these restructuring activities and sold approximately $2.7 million of previously reserved inventory.

- Flexible Circuit Materials

In 2007, we recorded a non-cash pre-tax charge of $3.1 million related to our flexible circuit materials operating segment, which was aggregated into our Printed Circuit Materials reportable segment. This charge was related to the write down of inventory and accelerated depreciation on machinery and equipment related to the flexible circuit material business and was partially offset by the sale of approximately $1.3 million of inventory previously reserved for in the second quarter of 2007. Flexible circuit materials, which are used in a variety of consumer electronic products, have become a commodity product with increased global competition and pricing pressure driven by excess capacity. This commoditization has caused the operating results of the flexible circuit materials business to significantly decline in recent periods, which resulted in our revaluation of the strategic future viability of this business. We determined that these market factors were an indicator of impairment that triggered an analysis of the long-lived assets related to the flexible circuit materials business. The impairment analysis, which was completed as part of the second quarter of 2007 closing process, concluded that no impairment charge associated with the flexible circuit materials long-lived assets was necessary. As such, we determined that it was appropriate to reduce the estimated useful lives of the equipment related to the flexible circuit materials operating segment. We also determined, based on business conditions at that time that certain inventories associated with this business would not be saleable, and we reserved for these inventories accordingly. We incurred minimal charges in 2008 related to these restructuring activities and sold approximately $1.0 million of previously reserved inventory.

- Composite Materials

In 2007, we recorded a non-cash pre-tax charge of $0.5 million related to the impairment of the goodwill associated with the composite materials operating segment, which is aggregated into our Other Polymer Products reportable segment. The operating results of the composite materials business have gradually declined over the past few years. During the second quarter of 2007, a government program, which was material to the sales and earnings of the composite materials business, expired. We determined that the loss of this program, which we had previously thought would be replaced with new business, was an indicator of impairment due to the significance of the program on the long-term revenues of this business. Consequently, we performed an impairment analysis on the composite materials operating segment. The impairment analysis, which was completed as part of the second quarter of 2007 closing process, resulted in us recording an impairment charge of $0.5 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the business' other long-lived assets. No additional charges related to the impairment of the goodwill associated with the composite materials operating segment were recorded during the remainder of 2007.

- Severance

In 2007, as part of the restructuring activities previously discussed, we took a number of actions to reduce costs, including a company-wide headcount reduction. We recorded $3.0 million of severance charges in 2007 and made severance payments of $1.4 million. During 2008, we paid the remaining $1.6 million in severance relating to 2007.

A summary of the activity in the accrual for severance is as follows:

(Dollars in thousands)	
Balance at December 31, 2007	$ 1,572
Payments	(1,572)
Balance at December 31, 2008	$ -

NOTE 17 - DISCONTINUED OPERATIONS

On October 31, 2008, we closed on an agreement to sell the shares of our Induflex subsidiary to BV Capital Partners. Under the terms of the agreement, Rogers received approximately 10.7 million euros (US$13.6 million at the October 31, 2008 spot price), which represented the purchase price of approximately 8.9 million euros plus other amounts due under the agreement. In addition to this purchase price, there is an opportunity for Rogers to receive additional earnout amounts for three years from the date of the sale based on the future performance of the divested business.

This subsidiary had been aggregated in our Other Polymer Products reportable segment. Net income of $1.7 million and $1.2 million have been reflected as discontinued operations in the accompanying consolidated statements of income for the years ended December 31, 2008 and December 30, 2007, respectively. The net gain reflected as discontinued operations at December 31, 2008 includes a $3.2 million gain related to the sale of Induflex. Net sales associated with the discontinued operations were $16.7 million and $18.7 million for the years ended December 31, 2008 and December 30, 2007, respectively. The tax related to the discontinued operations was $0.2 million and $0.4 million of tax expense for December 31, 2008 and December 30, 2007, respectively. There was no effect on operating results in 2009, as a result of this discontinued operation.

On July 27, 2007, we completed the closure of the operations of the polyolefin foams operating segment, which had been aggregated in our Other Polymer Products reportable segment. For the fiscal year ended 2007, $0.3 million of net income has been reflected as discontinued operations in the accompanying consolidated statements of income. Net sales associated with the discontinued operations were $1.9 million for 2007. In the third quarter of 2007, we ceased operations of the polyolefin foams operating segment and there were no net sales associated with the discontinued operations for the second half of 2007.

NOTE 18 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2009 and 2008.

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except per share amounts)	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Net sales	$ 65,475	$ 67,368	$ 81,019	$ 77,959
Gross Margin	13,929	17,043	24,597	23,706
Net income (loss)	$ (8,718)	$ (67,533)	$ 6,331	$ 7,050
Net income (loss) per share:				
Basic	$ (0.56)	$ (4.31)	$ 0.40	$ 0.45
Diluted	$ (0.56)	$ (4.31)	$ 0.40	$ 0.45

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except per share amounts)	March 30, 2008	June 29, 2008	September 28, 2008	December 31, 2008
Net sales	$ 98,039	$ 92,432	$ 96,317	$ 78,574
Gross Margin	31,550	30,299	30,546	21,568
Net income from continuing operations	7,802	6,501	7,107	207
Income from discontinued operations, net of tax	18	395	838	3,647
Net income	$ 7,820	$ 6,896	$ 7,945	$ 3,854
Basic net income per share:				
Income from continuing operations	$ 0.48	$ 0.42	$ 0.46	$ 0.01
Income from discontinued operations, net	-	0.03	0.05	0.23
Net income	$ 0.48	$ 0.45	$ 0.51	$ 0.24
Diluted net income per share:				
Income from continuing operations	$ 0.48	$ 0.41	$ 0.45	$ 0.01
Income from discontinued operations, net	-	0.03	0.05	0.23
Net income	$ 0.48	$ 0.44	$ 0.50	$ 0.24

NOTE 19 – SUBSEQUENT EVENTS

There were no events subsequent to December 31, 2009 and through our financial statement issuance date of February 19, 2010 that would have a material effect on our financial statements as of December 31, 2009, or are of such significance that would require mention as a subsequent event in order to make the financial statements not misleading.

SCHEDULE II

ROGERS CORPORATION AND CONSOLIDATED SUBSIDIARIES
Valuation and Qualifying Accounts

(Dollars in thousands)	Balance at Beginning of Period	Charged to (Reduction of) Costs and Expenses	Taken Against Allowance	Other (Deductions) Recoveries	Balance at End of Period
Allowance for Doubtful Accounts					
December 31, 2009	$1,171	$3,704	$(158)	$150	$4,867
December 31, 2008	1,376	(57)	(173)	25	1,171
December 30, 2007	1,749	274	(659)	12	1,376

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our disclosure controls and procedures, as defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended (the 'Exchange Act"), as of December 31, 2009. The Company's disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009 to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in Exchange Act Rules 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors and shareholders regarding the preparation and fair presentation of the Company's published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As discussed in Note 4 to the Consolidated Financial Statements, on April 30, 2009, the Company acquired certain assets of MTI Global, Inc.'s (MTI) silicones business. For purposes of evaluating internal controls over financial reporting, we determined that the internal controls of MTI would be excluded from the internal control assessment as of December 31, 2009, due to the timing of the closing of the acquisition. For the year ended December 31, 2009, MTI contributed less than 4 percent of total revenue of the Company.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on the results of this assessment, management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, has also issued an audit report on the Company's internal control over financial reporting, which report appears below.

ROGERS CORPORATION

Rogers, Connecticut
February 19, 2010

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Rogers Corporation

We have audited Rogers Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Rogers Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Corporation as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2009 of Rogers Corporation and our report dated February 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Providence, Rhode Island
February 19, 2010

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to the Directors, Executive Officers and Corporate Governance set forth under the captions "Nominees for Director", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Meetings; Certain Committees" in our definitive proxy statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act. Information with respect to Executive Officers of the Company is presented in Part I, Item 1 of this report and is set forth in our Proxy Statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the close of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Code of Ethics

We have adopted a code of business conduct and ethics, which applies to all employees, officers and directors of Rogers. The code of business conduct and ethics is posted on our website at http://www.rogerscorp.com. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver of, a provision of the code of business conduct and ethics for the Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer (or others performing similar functions) by posting such information on our website. Our website is not incorporated into or a part of this Form 10-K.

Item 11. Executive Compensation

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Executive Compensation set forth under the captions "Directors' Compensation", "Meetings; Certain Committees", "Compensation Discussion and Analysis", "Compensation and Organization Committee Report" and "Executive Compensation" in our Proxy Statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Equity Compensation Plan Information set forth under the captions "Stock Ownership of Management", "Beneficial Ownership of More Than Five Percent of Rogers' Stock", and "Equity Compensation Plan Information" in our Proxy Statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Certain Relationships and Related Transactions and Director Independence as set forth under the captions "Related Person Transactions" and "Director Independence" in our Proxy Statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 14. Principal Accountant Fees and Services

Pursuant to General Instruction G to Form 10-K, there is hereby incorporated by this reference the information with respect to Accountant Fees set forth under the caption "Fees of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2010 Annual Meeting of Shareholders that will be filed within 120 days after the end of our fiscal year pursuant to Section 14(a) of the Exchange Act.

Item 15. Exhibits, Financial Statement Schedules

(a) (1) and (2) Financial Statements and Schedules – See Item 8.

The following list of exhibits includes exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference to other filings.

2a Asset Purchase Agreement, dated as of March 23, 2009, by and among the Registrant, MTI Global Inc., MTI Specialty Silicones Inc., and MTI Leewood Germany GmbH, filed as Exhibit 2.1 to the Registrant's Form 10-Q filed on May 5, 2009*+.

2a-1 Amendment to Asset Purchase Agreement, dated as of April 30, 2009, by and among the Registrant, MTI Global Inc. and its wholly-owned subsidiaries, MTI Specialty Silicones Inc., and MTI Leewood Germany GmbH, filed as Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2009*+.

3a Restated Articles of Organization of Rogers Corporation, as amended, filed as Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

3b Amended and Restated Bylaws of Rogers Corporation, effective October 2, 2008, filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 7, 2008*.

4a Certain Long-Term Debt Instruments, each representing indebtedness in an amount equal to less than 10 percent of the Registrant's total consolidated assets, have not been filed as exhibits to this Annual Report on Form 10-K. The Registrant hereby agrees to furnish these instruments with the Commission upon request.

4b Shareholder Rights Agreement, dated as of February 22, 2007, between the Registrant and Registrar and Transfer Company, as Rights Agent, filed as Exhibit 4.1 to the Registrant's registration statement on form 8-A filed on February 23, 2007*.

10a Description of the Registrant's Life Insurance Program**, filed as Exhibit K to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 1980*.

10b Rogers Corporation 2004 Annual Incentive Compensation Plan**, filed as Exhibit 10c to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*.

10b-1 Amendment to Rogers Corporation Annual Incentive Compensation Plan**, filed as Exhibit II to the Registrant's Definitive Proxy Statement, filed on March 20, 2009*.

10b-2 Second Amendment to Rogers Corporation Annual Incentive Compensation Plan**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 17, 2010*.

10c Rogers Corporation 1988 Stock Option Plan (the 1988 Plan)** (as amended December 17, 1988, September 14, 1989, October 23, 1996, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006). The 1988 plan, the 1988 amendment, and the 1989 amendment were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1995 (the 1994 Form 10-K)*. The 1996 amendment was filed as Exhibit 10d to the 1996 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 were filed as Exhibit 10d to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10d The Amended and Restated Rogers Corporation 1990 Stock Option Plan (the 1990 Plan)** (amended on October 18, 1996, December 21, 1999, April 18, 2000, June 21, 2001, August 22, 2002, October 7, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 99.1 to Registration Statement No. 333-14419 on Form S-8 dated October 18, 1996*. The December 21, 1999 amendment was filed as Exhibit 10e to the 1999 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment and December 5, 2002 amendment was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10e Rogers Corporation Deferred Compensation Plan** (1983) was filed as Exhibit O to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1984*.

10f Rogers Corporation Deferred Compensation Plan** (1986) was filed as Exhibit 10e to the Registrant's Annual Report on Form 10-K for the 1987 fiscal year*.

10g The Amended and Restated Rogers Corporation 1994 Stock Compensation Plan** (amended on October 17, 1996, December 18, 1997, April 18, 2000, June 21, 2001, August 22, 2002, December 5, 2002 and October 27, 2006) was filed as Exhibit 10h to the 1996 Form 10-K*. The December 18, 1997 amendment was filed as Exhibit 10h to the 1997 Form 10-K*. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, and December 5, 2002 amendment were filed as Exhibit 10h to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10h The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Non-Employee Management Directors** (amended and restated effective as of October 24, 2007) was filed as Exhibit 10i to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*. The July 30, 2009 amendment was filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10i The Amended and Restated Rogers Corporation Voluntary Deferred Compensation Plan for Key Employees** (amended and restated effective as of October 24, 2007) was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2007*. The May 20, 2008 amendment was filed as Exhibit 10j to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2008*. The July 30, 2009 amendment was filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*. The February 10, 2010 amendment was filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed February 17, 2010*.

10j Rogers Corporation Long-Term Enhancement Plan for Senior Executives of Rogers Corporation** (December 18, 1997, as amended April 4, 2000, October 7, 2002, and December 5, 2002). The April 4, 2000 amendment was file as Exhibit 10k to the 2000 Form 10-K*. The October 7, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The December 5, 2002 amendment was filed as Exhibit 10k to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*.

10k Rogers Corporation 1998 Stock Incentive Plan** (1998, as amended September 9, 1999, December 21, 1999, April 18, 2000, June 21, 2001, October 10, 2001, August 22, 2002, November 7, 2002, December 5, 2002, February 19, 2004, and October 27, 2006). The 1998 Plan was filed as Registration Statement No. 333-50901 on April 24, 1998*. The September 9, 1999 and December 21, 1999 amendments were filed as Exhibit 10l to the 1999 Form 10-K*. The October 10, 2001 and November 7, 2002 amendments were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 *. The April 18, 2000 amendment, June 21, 2001 amendment, August 22, 2002 amendment, December 5, 2002 amendment and February 19, 2004 amendment were filed as Exhibit 10l to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003*. The April 28, 2005 amendment was filed as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on May 2, 2005*. The October 27, 2006 amendment was filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10l Multicurrency Revolving Credit Agreement (as amended September 7, 2001 and October 25, 2002) dated December 8, 2000 was filed as Exhibit 10m to the 2000 Form 10-K* and is filed again herewith (including all exhibits and schedules). The September 7, 2001 and October 25, 2002 amendments were filed as Exhibit 10m-1 and Exhibit 10m-2, respectively to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*. A December 22, 2005 amendment was filed as Exhibit 10m-3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006* and fourth amendment dated March 31, 2006 was filed as Exhibit 10m-4 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10m Rogers Corporation Executive Supplemental Agreement** (as amended April 29, 2004) for the Chairman of the Board and Chief Executive Officer, dated December 5, 2002, was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002*. The April 29, 2004 amendment was filed as Exhibit 10n to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10n Rogers Corporation Amended and Restated Pension Plan** was filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 17, 2008*. The September 30, 2009 amendment was filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10o Form of 1991 Special Severance Agreement**, filed as Exhibit 10s to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10p Schedule of 1991 Special Severance Agreements**, filed as Exhibit 10t to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10q Form of Indemnification Agreement for Officers**, filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K on December 14, 2004*.

10r Schedule of Indemnification Agreements for Officers**, filed herewith.

10s Form of Indemnification Agreement for Directors**, filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K on December 14, 2004*.

10t Schedule of Indemnification Agreements for Directors**, filed as Exhibit 10x-2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2007*.

10u Change in Control Severance Agreement**, dated March 3, 2004, by and between the Registrant and Robert C. Daigle, filed as Exhibit 10y to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10v Change in Control Severance Agreement**, dated October 2, 1991, by and between the Registrant and Robert D. Wachob, filed as Exhibit 10z to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10w Change in Control Severance Agreement**, dated October 2, 1991, by and between the Company and Robert M. Soffer, filed as Exhibit 10aa to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10x Change in Control Severance Agreement**, dated March 3, 1996, by and between the Company and John A. Richie, filed as Exhibit 10ab to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10y Change in Control Severance Agreement**, dated March 3, 2004, by and between the Company and Paul B. Middleton, filed as Exhibit 10ac to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10z Guaranty to Multicurrency Revolving Credit Agreement by Rogers China, Inc., dated April 3, 2001, filed as Exhibit 10ad to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10aa Guaranty to Multicurrency Revolving Credit Agreement by Rogers KF, Inc., dated February 18, 2004, filed as Exhibit 10ae to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2005*.

10bb Officer Special Severance Agreement**, dated February 1, 2006, by and between the Registrant and Dennis M. Loughran, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2006*.

10cc Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10cc-1 Revised Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10ag-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10dd Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's registration statement on Form S-8 dated April 28, 2005, and filed on April 29, 2005)*.

10dd-1 Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10dd-2 Revised Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ah-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ee Revised Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on February 23, 2006*.

10ff Rogers Corporation 2005 Equity Compensation Plan** (the 2005 Plan), filed as Exhibit 10.1 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*. First Amendment to the 2005 Plan, filed as Exhibit 10aj-1 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Second Amendment to the 2005 Plan, filed as Exhibit 10aj-2 to the Registrant's Quarterly Report on Form 10-Q filed November 10, 2006*. Third Amendment to the 2005 Plan filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 9, 2008*. Fourth Amendment to the 2005 Plan filed as Exhibit 10aj-9 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2008*.

10gg Form of Incentive Stock Option Agreement under the 2005 Plan**, filed as Exhibit 10.2 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.

10hh Form on Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10.4 to the Registrant's registration statement on Form S-8 filed on April 20, 2005*.

10hh-1 Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 2006*.

10hh-2 Amended Form of Non-Qualified Stock Option Agreement (for Officers and Employees, without vesting) under the 2005 Plan**, filed as Exhibit 10al-2 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ii Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10.5 to the Registrant's registration statement on Form S-8 filed on April 29, 2005*.

10ii-1 Revised Form of Non-Qualified Stock Option Agreement (for Non-Employee Directors) under the 2005 Plan**, filed as Exhibit 10am-1 to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10jj Form of Stock Appreciation Right Agreement under the 2005 Plan**, filed as Exhibit 10.6 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10kk Form of Restricted Stock Agreement under the 2005 Plan**, filed as Exhibit 10.7 to the Registrant's registration statement on Form S-8 filed April 29, 2005*.

10ll Form of Performance-Based Restricted Stock Award Agreement under the 2005 Plan**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 and as amended on Form 8-K/A filed on May 10, 2006*.

10mm Form of Non-Qualified Stock Option Agreement (without vesting) under the 1988 Plan**, filed as Exhibit 10aq to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10nn Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10ar to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10oo Form of Non-Qualified Stock Option Agreement (with vesting) under the 1988 Plan**, filed as Exhibit 10as to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10pp Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, with vesting) under the 1988 Plan**, filed as Exhibit 10at to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10qq Form of Non-Qualified Stock Option Agreement (for Officers, Employees, and Other Key Persons, without vesting) under the 1988 Plan**, filed as Exhibit 10au to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10rr Form of Non-Qualified Stock Option Agreement (without vesting) under the 1990 Plan**, filed as Exhibit 10av to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ss Form of Non-Qualified Stock Option Agreement (for Employees, with vesting) under the 1994 Plan**, filed as Exhibit 10aw to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10tt Form of Non-Qualified Stock Option Agreement (for Employees, without vesting) under the 1994 Plan**, filed as Exhibit 10ax to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10uu Form of Non-Qualified Stock Option Agreement (for Officers and Employees, with vesting) under the 2005 Plan**, filed as Exhibit 10ay to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10vv Form of Incentive Stock Option Agreement (with vesting) under the 2005 Plan**, filed as Exhibit 10az to the Registrant's Quarterly Report on Form 10-Q filed May 12, 2006*.

10ww Multicurrency Revolving Credit Agreement with Citizens Bank of Connecticut dated November 13, 2006, filed as Exhibit 10aaa to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*+.

10ww-1 Amendment No. 1 dated as of November 10, 2007 to Multicurrency Revolving Credit Agreement with Citizens Bank of Connecticut, filed as Exhibit 10aaa-1 to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10ww-2 Amendment No. 2 dated as of June 17, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, successor in interest to Citizens Bank of Connecticut, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10ww-3 Amendment No. 3 dated as of October 31, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, filed as Exhibit 10-aaa-3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008*+.

10ww-4 Amendment No. 4 dated as of November 11, 2008 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, filed as Exhibit 10-aaa-4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008*+.

10ww-5 Amendment No. 5 dated November 1, 2009 to Multicurrency Revolving Credit Agreement with RBS Citizens, National Association, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 20, 2009*.

10xx Summary of October 27, 2006 Board of Directors Approved Amendments to (i) Rogers Corporation 1988 Stock Option Plan, as amended, (ii) Rogers Corporation 1990 Stock Option Plan, as restated and amended, (iii) Rogers Corporation 1994 Stock Compensation Plan, as restated and amended and (iv) Rogers Corporation 1998 Stock Incentive Plan, as amended, and to Certain Other Employee Benefit or Compensation Plans**, filed as Exhibit 10aab to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006*.

10yy Form of Nonqualified Stock Option Agreement (for Key Employees, with vesting) under the Rogers Corporation 1990 Stock Option Plan, as amended and restated**, filed as Exhibit 10aac to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007*.

10zz Guaranty to Multicurrency Revolving Credit Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated November 10, 2006, filed as Exhibit 10aad to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10zz-1 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated November 10, 2007, filed as Exhibit 10aad-1 to the Registrant's Quarterly Report on Form 10-Q filed May 8, 2008*.

10zz-2 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of June 17, 2008, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10zz-3 Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of October 31, 2008, filed as Exhibit 10-aad-3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008*.

10zz-4Guaranty Confirmation Agreement by Rogers KF, Inc., Rogers Specialty Materials Corporation, Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated as of November 11, 2008, filed as Exhibit 10-aaa-4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008*.

10zz-5 Guaranty Confirmation Agreement by Rogers Specialty Materials Corporation, Rogers KF, Inc., Rogers Japan Inc., Rogers Southeast Asia, Inc., Rogers Taiwan, Inc., Rogers Korea, Inc., Rogers Technologies Singapore, Inc., and Rogers Circuit Materials Incorporated, dated November 16, 2009, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 20, 2009*.

10aaa Securities Pledge Agreement dated as of June 17, 2008 with RBS Citizens, National Association, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 19, 2008*.

10aaa-1 Amended and Restated Securities Pledge Agreement dated as of October 31, 2008 in favor of RBS Citizens, National Association, filed as Exhibit 10-aae-1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008*.

10bbb Stock Purchase Agreement between Induflex Holding NV and the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10ccc Non-Competition Agreement between Rogers Induflex NV and the Registrant, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10ddd Distribution Agreement among Rogers Induflex NV, Rogers Technologies (Suzhou) Co. Ltd., Rogers Technologies (Singapore) Inc. and Rogers Southeast Asia, Inc., filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10eee Sales Agreement among Rogers Induflex NV, Rogers BVBA and the Registrant, filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10fff Second Ranking Share Pledge Agreement between Induflex Holding NV and the Registrant, filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10ggg Production License Agreement between Rogers Induflex NV and the Registrant, filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10hhh Mutual Non-Disclosure Agreement among Induflex Holding NV, Rogers Induflex NV and the Registrant, filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 6, 2008*.

10iii Amended and Restated Officer Special Severance Agreement with Robert D. Wachob**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10jjj Amended and Restated Officer Special Severance Agreement with Dennis M. Loughran**, filed as Exhibit 10.2to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10kkk Amended and Restated Officer Special Severance Agreement with John A. Richie**, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10lll Officer Special Severance Agreement with Frank J. Gillern**, filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10mmm Officer Special Severance Agreement with Michael L. Cooper**, filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on December 23, 2008*.

10nnn Settlement Agreement, dated January 6, 2009, between CalAmp Corp. and the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed on February 11,2009*.

10ooo Rogers Corporation 2009 Long-Term Equity Compensation Plan (the 2009 Plan), filed as Exhibit I to the Registrant's Definitive Proxy Statement, filed on March 20, 2009*.

10ppp Form of Performance-Based Restricted Stock Award Agreement under the 2009 Plan**, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2009*.

10qqq Rogers Compensation Recovery Policy**, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 19, 2009*.

10rrr Form of Non-Qualified Stock Option Agreement (For Officers and Employees) under the 2009 Plan**, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed August 4, 2009*.

10sss Form of Non-Qualified Stock Option Agreement (For Officers and Employees) under the 2009 Plan**, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10ttt Form of Performance-Based Restricted Stock Award Agreement under the 2009 Plan**, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

10uuu Form of Restricted Stock Agreement under the 2009 Plan**, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed November 3, 2009*.

21 Subsidiaries of the Registrant, filed herewith.

23.1 Consent of Marsh U.S.A., Inc., filed herewith.

23.2 Consent of National Economic Research Associates, Inc., filed herewith.

23.3 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

31(a) Certification of President and Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31(b) Certification of Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

32(a) Certification of President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* In accordance with Rule 12b-23 and Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the SEC, which documents are hereby incorporated by reference.

** Management Contract.

+ Confidential Treatment granted for the deleted portion of this Exhibit.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CORPORATION
(Registrant)

/s/ Robert D. Wachob
Robert D. Wachob
President and Chief Executive Officer
Principal Executive Officer

Dated: February 19, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 19, 2010, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Robert D. Wachob
Robert D. Wachob
President and Chief Executive Officer
Director
Principal Executive Officer

/s/ J. Carl Hsu
J. Carl Hsu
Director

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance, Chief Financial Officer and Principal Financial Officer

/s/ Carol R. Jensen
Carol R. Jensen
Director

/s/ Ronald J. Pelletier
Ronald J. Pelletier
Corporate Controller and
Principal Accounting Officer

/s/ Eileen S. Kraus
Eileen S. Kraus
Director

/s/ Walter E. Boomer
Walter E. Boomer
Director

/s/ William E. Mitchell
William E. Mitchell
Director

/s/ Charles M. Brennan, III
Charles M. Brennan, III
Director

/s/ Robert G. Paul
Robert G. Paul
Director

/s/ Gregory B. Howey
Gregory B. Howey
Director

Trademarks

The following are registered trademarks and service marks used by Rogers Corporation and/or its subsidiaries and joint ventures.

BISCO, COOLSPAN, DermaBak, DFLX, DURA-SHAPE, DUREL, dur-E-film, durELglo, durELplex, dur-E-sense, dur-E-touch, dur-E-volt, DUROID, E/bak, ENDUR, EURO BUS, HEATWAVE, Kappa, LoPro, NITROPHYL, PERMAFRESH, PORON, PORON MEDICAL, PROTOLIGHT, ProZorb, R/bak, R/flex, R/flex CRYSTAL, R/flex JADE, R/flex OPAL, R/flex PEARL, R/Stik, RO2800, RO3000, RO4000, RO4003, RO4233, RO-LINX, RT/duroid, SiLECT, SYRON, THINSTIK, Theta, TMM, ULTRALAM, XRD, The world runs better with Rogers., and the R logo are licensed trademarks of Rogers Corporation.

ROGERS EXPRESS is a licensed service mark of Rogers Corporation.

It is the Company's policy to afford equal opportunity to all, regardless of race, color, religion, national origin, sex, sexual orientation, marital status, age, veteran status, or status as an individual with a disability, and to provide a work environment free of bias based on such categories. This policy applies to every phase of our operation, including recruitment, hiring, promotion, reclassification, transfer, compensation, benefits, termination, layoff and return from layoff, social and recreational programs, and any other aspect of employment.


ROGERS
CORPORATION

One Technology Drive
P.O. Box 188
Rogers, Connecticut 06263-0188
PHONE: 860.774.9605
WEBSITE: www.rogerscorp.com